
11008526


AutoZone®

1TEAM
Driving our Future



2011 ANNUAL REPORT

notice of annual meeting of stockholders
and proxy statement


AutoZone



4,534 stores in 48 states in the United States, the District of Columbia and Puerto Rico

279 stores in 31 Mexican states and the Federal District.

Corporate Profile

AutoZone is the leading retailer and a leading distributor of automotive replacement parts and accessories in the United States. The Company also operates stores in Puerto Rico and Mexico.

Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories, and non-automotive products. Many stores also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, and public sector accounts.

AutoZone also sells the ALLDATA brand of diagnostic and repair software through www.alldata.com. Additionally, we sell automotive hard parts, maintenance items, accessories, non-automotive products and subscriptions to ALLDATAdiy product through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. AutoZone does not derive revenue from automotive repair or installation.

Selected Financial Data

(Dollars in millions, except per share data)	2007	2008	2009	2010	**2011**
Net Sales	$6,170	$6,523	$6,817	$7,363	**$8,073**
Operating Profit	$1,055	$1,124	$1,176	$1,319	**$1,495**
Diluted Earnings per Share	$ 8.53	$10.04	$11.73	$14.97	**$19.47**
After-Tax Return on Invested Capital	23.2 %	23.9 %	24.4 %	27.6 %	**31.3 %**
Domestic Same Store Sales Growth	0.1 %	0.4 %	4.4 %	5.4 %	**6.3 %**
Operating Margin	17.1 %	17.2 %	17.3 %	17.9 %	**18.5 %**
Cash Flow from Operations	$ 845	$ 921	$ 924	$1,196	**$1,292**

AutoZone Pledge, est. 1986

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.

Dear Customers, AutoZoners, and Stockholders:

On behalf of the more than 65,000 AutoZoners across North America, it is an honor for me to update you on our progress during fiscal 2011 and to review our continuing opportunities for 2012 and beyond. Each year when I sit down to write this letter, I think about where to begin and what message to convey to our key constituents. This past year we succeeded in building on the last two years' financial and operational successes, and arguably, had our best year of the past three. Our sales and earnings set records, we believe our stores look as good as ever, and our parts coverage is more comprehensive than at any period in our history. The credit for these achievements goes to our AutoZoners, and especially the AutoZoners working in our stores. We believe the level of commitment they exhibit to Living The Pledge and working as 1TEAM serving our customers, continues to be our key point of differentiation. We continue to focus on improving our execution across the organization, as consistent execution is one of our keys to success. Our goal each of these past few years was to improve our industry-leading Retail customer market share, to profitably grow our Commercial business, and to prudently pace our new store openings in Mexico. We have also focused on improving our technology offerings for our ALLDATA suite of products and the autozone.com and autozonepro.com websites. As we have a strong belief in quantifiable measurements, our continual investments in these initiatives have been relentlessly scrutinized to make sure we remain on track to achieve our operational objectives. Additionally, we believe the execution of our consistent strategic plan has enabled us to succeed over the last several years and has us well positioned for future sales and earnings growth.

However, I want to stress it is not always easy to stay on track. Distractions are everywhere. This is where I must credit the senior leadership team for keeping our eyes and focus on the overall objectives. Prior to the start of each new fiscal year, our team spends a great deal of time scrutinizing our current and future objectives, strategies, and plans. We challenge ourselves to be innovative and take into account the current competitive landscape as well as the not-so-visible future potential challenges and opportunities. Our competition, known and unknown, traditional and emerging, is always improving. We must continually challenge ourselves on how to most effectively communicate with our current and future customers. And, we must listen. We need to understand what our Retail, Commercial, ALLDATA, and On-Line customers are telling us in order to improve their shopping experience. We must often say no to some ideas to make sure we stay focused on the select things that will make a meaningful difference in order to continue to succeed. However, we must take risks – measured, contained risks. We must continually balance innovation, speed, and risk to continue to be successful in the future. As I reflect on our current position, I believe we are well positioned for 2012 and beyond, but we must continue to execute as "1 Team, Driving Our Future."


1TEAM
driving
OUR FUTURE
AutoZone

Why we're looking forward to 2012

Summary of 2011 results

Regarding 2011, we eclipsed many record financial metrics. We achieved record sales — for the first time exceeding $8 billion, increasing by 10% versus fiscal 2010. And we grew earnings per share to a record $19.47 a share, a 30% increase on top of our very solid 2010 results. We also:

- Built on the last two years' strong same store sales results, growing 6.3% versus last year's 5.4% and fiscal 2009's 4.4% — our best three year comp performance since 2000-2002
- Continued to build our Commercial business, growing sales by 22.3% and program count by 235 or 10% over the ending count in fiscal 2010. And, we surpassed $1 billion in Commercial sales for the year
- Opened a total of 188 stores, including 41 in Mexico
- Grew Operating Profit (EBIT) dollars by 13% on top of 12% growth last fiscal year
- Grew Return On Invested Capital (ROIC) to a record 31.3%, up from 27.6% last fiscal year end
- Generated a record $1.3 billion in Operating Cash Flow
- Repurchased a record $1.5 billion of stock, representing over 10% of the current market capitalization for the third year in a row

Most importantly, none of these results could have been possible without our AutoZoners' continued dedication to providing the industry's best customer service. Their dedication and passion for our culture of putting customers first continues to be directly responsible for these record breaking results.

While the aftermarket industry, both the Retail and Commercial businesses, continued to show growth, we were pleased with our sales results. Based on third party statistics, we continued to gain share across both our Retail and Commercial businesses. Also, the results from our surveys showed our customers continued to be pleased with their shopping experience. However, as said earlier, we cannot rest on our 2011 accomplishments. We must continue to enhance our offerings in 2012.

U.S. Retail

As the country's largest retailer of automotive aftermarket products, we look forward to the year ahead. With over 4,500 stores across the United States, our U.S. Retail initiatives continue to be more about evolution than revolution. As the economy continued to be challenged in 2011, we focused on the following initiatives: (1) Great People Providing Great Service; (2) refining our Hub store initiative; (3) leveraging the Internet; (4) profitably growing Commercial; (5) continually improving on inventory management; and (6) improving product assortment. Said in a different way, we remained focused on improving customer service and refining our inventory deployment efforts.

We believe the initiatives we put in place with these key priorities were effective and contributed to our success.

We continued to invest time and resources in training our store level AutoZoners this past year. We also focused on increasing our product availability in the local markets by using our Hub stores more efficiently and effectively. While our average store carries over 21,000 unique SKUs, our Hubs carry over double that SKU count. Hub stores function as distribution centers, delivering multiple times daily to a select group of surrounding stores while still servicing customers as a regular store. This past year we expanded or relocated twenty of our 144 total Hub stores to place more inventory in the local market while pulling slower-turning inventory from surrounding stores. By utilizing this network of "in market" distribution nodes, we were able to add millions of dollars in new parts. These parts additions noticeably added to our Retail and Commercial sales this past year.

None of these results could have been possible without our AutoZoners' continued dedication to providing the industry's best customer service.

Lastly, I'll touch on our Internet efforts. This past year we continued to invest in our website and fulfillment efforts in order to grow sales via the web. While the Internet remains a very small direct-to-customer selling tool, our Internet sales are growing rapidly. We continue to view the Internet primarily as a tool for customers to do research before ultimately completing their purchases in store. However, we also see the Internet becoming a larger direct sales vehicle in the future, and we will continue to invest extensively to improve our website in order to grow sales.

U.S. Commercial

Finishing with nearly $1.1 billion in sales in fiscal 2011, up 22% for the year, we continue to be excited by our growth opportunities in Commercial. With just 59% of our stores having a Commercial program, we see opportunities in 2012 to expand both program count and existing program volumes. Our focus remains on developing and delivering a differentiated value proposition to our customers. Our late model parts coverage additions and enhanced Hub store expansions have continued to improve our overall value proposition. This past year we continued to add sales staff, which reinforces our belief that more intense personal focus on existing account management will drive continued results. With annual Commercial industry sales estimated at north of $50 billion*, our relatively small market share, approximately 1.9%, signals to us that we have tremendous opportunities for growth in this sector for the foreseeable future.

Our focus remains on developing and delivering a differentiated value proposition to our customers.

Mexico

We continued with our expansion efforts in Mexico this past year, adding 41 new stores and finishing with 279 total stores across all 31 Mexican states and the Federal District. Conducting business in Mexico the past few years has not been without its challenges, and the security situation has worsened, but we continue to see opportunities to grow at an approximate mid teens square footage growth rate. Our team in Mexico has focused tirelessly on providing great service and a compelling value proposition to our Mexico customers. As we continue to grow our in-country product purchases, we have been successful thus far at managing our exchange rate risks associated with the fluctuating Mexican Peso. We are comfortable with our growth strategy in Mexico, and expect to grow our square footage at a faster clip in Mexico than in the U.S. for several years to come. We remain committed to growing this business prudently and profitably as we continue with our store expansion plans.

Additionally, due to the success we have achieved in the U.S. and Mexico, we announced that we are in the process of opening stores in Brazil during calendar 2012. We plan to open a few stores and then refine our offerings. Once we have proven that our model works well in Brazil, we expect to begin a deliberate expansion. This will take significant time to develop and won't have a meaningful impact on our performance for a long time, but we believe it will provide us with an additional growth vehicle in the future in a sizable and expanding market.

ALLDATA

With over 80,000 repair facilities subscribing to ALLDATA today, our automotive diagnostic and collision software products are setting the pace for the industry. We continue to be excited about our growth opportunities in fiscal 2012, as we feel we can increase our subscription penetration rates in all aspects of our business. Relative to our other software lines, we believe collision will continue be our best sales growth opportunity in fiscal 2012. And, as we recently announced, we will be expanding our ALLDATA offerings into the European market over the next year. We believe ALLDATA will continue to be a growth vehicle for AutoZone for years to come.

As we recently announced, we will be expanding our ALLDATA offerings into the European market over the next year.

** Based on 2012 AAIA Factbook*

The Future

As I mentioned at the outset, we are very pleased with our results in 2011. In fact, our company has been on quite a roll the last three years. Internally, early in the year we coined the phrase "3-peat" and challenged ourselves to build on the successes we had in both 2009 and 2010. In fact, our results accelerated, and we achieved greater total sales, same store sales, and earning per share growth than in either of the two previous strong years. So it goes without saying, in an organization that prides itself on excelling, we are determined to stay on course in 2012. Our Operating Theme for 2012 is **1TEAM *Driving our Future***. And, our major objectives will be: (1) Great People Providing Great Service; (2) profitably growing the Commercial business; (3) leveraging the Internet; and (4) Hub relocations and expansions.

While our objectives these past few years have represented a continuation of previous year themes, the thought behind these choices has been extremely deliberate. At the outset I mentioned how we must continue to balance innovation, speed, and risk. We spend a great deal of time debating opportunities and pace of change at AutoZone. We challenge ourselves appropriately when discussing the downside risks to our decisions and are conservative with our outcome expectations in case of shortcomings. Secondly, we focus on the speed of our decision making. We believe that slow decisions are never good ones. We must assess the landscape, test appropriately, and come to a conclusion expeditiously. We say "no" to many ideas every year. The real challenge is determining the critical and customer-centric initiatives to pursue. We are focused on choosing the ideas that will complement our current strengths and improve the customer shopping experience. It goes without saying that our management team will remain thoughtful on all strategic decisions, as we understand it is our stockholders' capital that is at risk.

I would also like to take a moment to thank Ted Ullyot, one of our board members, for his service over the last six years. Ted recently informed us that he will not be standing for re-election at our upcoming stockholders' meeting. Ted has been a very thoughtful and committed member of our board during his tenure. He will be missed, and we wish him all the best in his future endeavors.

Lastly, I again want to thank our AutoZoners for delivering a record year again in 2011. But, I would remind everyone that in order to succeed in the future, we will have to work even harder than we have in the past. Last year is behind us. We again have aggressive financial and operational goals in fiscal 2012, and while we believe they are achievable, they are not easy. We must remain committed to meeting and exceeding our customers' needs and desires. I would also like to thank our vendors for their ongoing commitment to our collective success. Finally, I would like to thank our stockholders for the confidence you have in us by your decision to invest in our company. We remain committed to managing your capital wisely, achieving an appropriate return on all incremental capital projects and returning excess cash flow through an orderly share repurchase program.

We have an incredible heritage, and we have performed very well throughout our company's history. The most exciting point for me is I believe our best days are ahead of us.

We look forward to updating you on our continued success well into the future.

Sincerely,



Bill Rhodes
Chairman, President and CEO
Customer Satisfaction


AutoZone

notice of annual meeting of stockholders and proxy statement



AUTOZONE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 14, 2011

What: Annual Meeting of Stockholders

When: December 14, 2011, 8:30 a.m. Central Standard Time

Where: J. R. Hyde III Store Support Center
123 South Front Street
Memphis, Tennessee

Stockholders will vote regarding:

- Election of nine directors
- Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2012 fiscal year
- Advisory vote on executive compensation
- Advisory vote on the frequency of future advisory votes on executive compensation
- The transaction of other business that may be properly brought before the meeting

Record Date: Stockholders of record as of October 17, 2011, may vote at the meeting.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 24, 2011

We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective and reliable alternatives to returning your proxy card by mail.

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TABLE OF CONTENTS

AutoZone, Inc.

123 South Front Street
Memphis, Tennessee 38103

Proxy Statement for Annual Meeting of Stockholders December 14, 2011

The Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held at AutoZone's offices, the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee, at 8:30 a.m. CST on December 14, 2011.

About this Proxy Statement

Our Board of Directors has sent you this Proxy Statement to solicit your vote at the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Meeting. Please read it carefully.

In this Proxy Statement:

- "AutoZone," "we," and "the Company" mean AutoZone, Inc.
- "Annual Meeting" or "Meeting" means the Annual Meeting of Stockholders to be held on December 14, 2011, at 8:30 a.m. CST at the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.
- "Board" means the Board of Directors of AutoZone, Inc.

AutoZone will pay all expenses incurred in this proxy solicitation. In addition to mailing this Proxy Statement to you, we have retained D.F. King & Co., Inc. to be our proxy solicitation agent for a fee of $10,000 plus expenses. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

This Proxy Statement is first being sent or given to security holders on or about October 24, 2011.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 14, 2011. This Proxy Statement and the annual report to security holders are available at www.autozoneinc.com.

Information about Voting

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, stockholders will be asked to vote on the following proposals:

1. to elect nine directors;

2. to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2012 fiscal year;

3. to approve an advisory proposal on executive compensation;

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4. to vote on an advisory proposal to determine the frequency (whether every year, every two years or every three years) with which future advisory votes on executive compensation will be held.

Stockholders also will transact any other business that may be properly brought before the Meeting.

Who is entitled to vote at the Annual Meeting?

The record date for the Annual Meeting is October 17, 2011. Only stockholders of record at the close of business on that date are entitled to attend and vote at the Annual Meeting. The only class of stock that can be voted at the Meeting is our common stock. Each share of common stock is entitled to one vote on all matters that come before the Meeting. At the close of business on the record date, October 17, 2011, we had 39,888,099 shares of common stock outstanding.

How do I vote my shares?

You may vote your shares in person or by proxy:

By Proxy: You can vote by telephone, on the Internet or by mail. *We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.*

1. *By Telephone*: You may submit your voting instructions by telephone by following the instructions printed on the enclosed proxy card. If you submit your voting instructions by telephone, you do not have to mail in your proxy card.

2. *On the Internet*: You may vote on the Internet by following the instructions printed on the enclosed proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

3. *By Mail*: If you properly complete and sign the enclosed proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

In Person: You may attend the Annual Meeting and vote in person. If you are a registered holder of your shares (if you hold your stock in your own name), you need only attend the Meeting. However, if your shares are held in an account by a broker, you will need to present a written consent from your broker permitting you to vote the shares in person at the Annual Meeting.

What if I have shares in the AutoZone Employee Stock Purchase Plan?

If you have shares in an account under the AutoZone Employee Stock Purchase Plan, you have the right to vote the shares in your account. To do this you must grant your proxy by telephone or over the Internet by following the instructions on the proxy card or you must sign and timely return the proxy card you received with this Proxy Statement.

How will my vote be counted?

Your vote for your shares will be cast as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted FOR our nominees for director, FOR Ernst & Young LLP as independent registered public accounting firm, FOR the advisory proposal on executive compensation, FOR approval of an annual frequency for future executive compensation votes, and in the proxies' discretion on any other matter that may properly be brought before the Meeting or any adjournment of the Meeting.

The votes will be tabulated and certified by our transfer agent, Computershare. A representative of Computershare will serve as the inspector of election.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy at any time before it is voted at the Meeting by:

- giving written notice to our Secretary that you have revoked the proxy, or
- providing a later-dated proxy.

Any written notice should be sent to the Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

How many shares must be present to constitute a quorum for the Meeting?

Holders of a majority of the shares of the voting power of the Company's stock must be present in person or by proxy in order for a quorum to be present. If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Meeting, until a quorum is present or represented. Any business which could have been transacted at the Meeting as originally scheduled can be conducted at the adjourned meeting.

Are there any agreements with stockholders concerning the Annual Meeting?

ESL Investments, Inc. and its affiliates (collectively, "ESL"), entered into an agreement with AutoZone dated as of June 25, 2008 (the "ESL Agreement"), in which ESL agreed to appear at each meeting of the stockholders of the Company and at each adjournment or postponement thereof, or otherwise cause all shares of AutoZone common stock owned by ESL to be counted as present for the purpose of establishing a quorum. ESL also agreed to vote its shares of AutoZone common stock in excess of 37.5% of the then-outstanding common stock in the same proportion as shares not owned by ESL are actually voted.

Under the terms of the ESL Agreement, the Company agreed to take certain actions with regard to the size and composition of the Board of Directors, including considering the potential appointment to the Board of two directors identified by ESL who were reasonably acceptable to a majority of the members of the Nominating and Corporate Governance Committee of the Board and were "independent" under the Company's Corporate Governance Principles and the rules of the New York Stock Exchange. William C. Crowley and Robert R. Grusky were identified by ESL and were appointed to the Board in accordance with the ESL Agreement in 2008 and have been re-elected by AutoZone's stockholders at each AutoZone Annual Meeting since that time. Both Messrs. Crowley and Grusky have been nominated for re-election at this Annual Meeting.

The ESL Agreement will continue in effect until the earliest of (a) the date upon which the common stock owned by ESL constitutes less than 25% of the then-outstanding shares of AutoZone common stock, (b) the date upon which the common stock owned by ESL exceeds 50% of the then-outstanding shares of AutoZone common stock, provided ESL has acquired additional shares representing above 10% of the then-outstanding shares subsequent to the date of the ESL Agreement, and (c) the date upon which the parties mutually agree in writing to terminate the ESL Agreement.

As of October 17, 2011, ESL was the beneficial holder of 11,633,760 shares of common stock, representing approximately 29.3% of the outstanding common stock. See "Security Ownership of Certain Beneficial Owners" on page 15 for more information about ESL's ownership of AutoZone common stock.

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Corporate Governance Matters

Independence

How many independent directors does AutoZone have?

Our Board of Directors has determined that eight of our current ten directors are independent: William C. Crowley, Sue E. Gove, Earl G. Graves, Jr., Robert R. Grusky, W. Andrew McKenna, George R. Mrkonic, Jr., Luis P. Nieto, Jr., and Theodore W. Ullyot. All of these directors meet the independence standards of our Corporate Governance Principles and the New York Stock Exchange listing standards.

How does AutoZone determine whether a director is independent?

In accordance with AutoZone's Corporate Governance Principles, a director is considered independent if the director:

- has not been employed by AutoZone within the last five years;
- has not been employed by AutoZone's independent auditor in the last five years;
- is not, and is not affiliated with a company that is, an adviser, or consultant to AutoZone or a member of AutoZone's senior management;
- is not affiliated with a significant customer or supplier of AutoZone;
- has no personal services contract with AutoZone or with any member of AutoZone's senior management;
- is not affiliated with a not-for-profit entity that receives significant contributions from AutoZone;
- within the last three years, has not had any business relationship with AutoZone for which AutoZone has been or will be required to make disclosure under Rule 404(a) or (b) of Regulation S-K of the Securities and Exchange Commission as currently in effect;
- receives no compensation from AutoZone other than compensation as a director;
- is not employed by a public company at which an executive officer of AutoZone serves as a director;
- has not had any of the relationships described above with any affiliate of AutoZone; and
- is not a member of the immediate family of any person with any relationships described above.

The term "affiliate" as used above is defined as any parent or subsidiary entity included in AutoZone's consolidated group for financial reporting purposes.

In determining whether any business or charity affiliated with one of our directors did a significant amount of business with AutoZone, our Board has established that any payments from either party to the other exceeding 1% of either party's revenues would disqualify a director from being independent.

In determining the independence of our directors, the Board considers relationships involving directors and their immediate family members that are relevant under applicable laws and regulations, the listing standards of the New York Stock Exchange, and the standards contained in our Corporate Governance Principles (listed above). The Board relies on information from Company records and questionnaires completed annually by each director.

As part of its most recent independence determinations, the Board noted that AutoZone does not have, and did not have during fiscal 2011, significant commercial relationships with companies at which Board members served as officers or directors, or in which Board members or their immediate family members held an aggregate of 10% or more direct or indirect interest. The Board considered the fact that Mr. Crowley is the

President and Chief Operating Officer of ESL Investments, Inc., which beneficially owns 29.3% of AutoZone's outstanding stock. ESL Investments, Inc., with its affiliates, is a substantial stockholder of Sears Holdings Corporation. During fiscal 2011, Sears Holdings Corporation did business with AutoZone in arm's length transactions which were not, individually or cumulatively, material to either AutoZone or Sears Holding Corporation.

The Board also reviewed donations made by the Company to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service or as directors or trustees.

Based on its review of the above matters, the Board determined that none of Messrs. Crowley, Graves, Grusky, McKenna, Mrkonic, Nieto or Ullyot or Ms. Gove has a material relationship with the Company and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles and applicable law and listing standards. The Board also determined that Mr. Rhodes is not independent since he is an employee of the Company and Messrs. Hyde and Rhodes are not independent because they serve on the boards of not-for-profit organizations which receive more than one percent (1%) of their revenues from the Company.

Board Leadership Structure

Our Board believes that having a combined Chairman/CEO, independent members and chairs for each of our Board committees and a Lead Director currently provides the best board leadership structure for AutoZone. This structure, together with our other corporate governance practices, provides strong independent oversight of management while ensuring clear strategic alignment throughout the Company. Our Lead Director is a non-employee director who is elected by the Board. Earl G. Graves, Jr., a director since 2002, currently serves as our Lead Director.

Our Lead Director:

- Chairs Board meetings when the Chairman is not present, including presiding at all executive sessions of the Board (without management present) at every regularly scheduled Board meeting;
- Works with management to determine the information and materials provided to Board members;
- Approves Board meeting agendas, schedules and other information provided to the Board;
- Consults with the Chairman on such other matters as are pertinent to the Board and the Company;
- Has the authority to call meetings of the independent directors;
- Is available for direct communication and consultation with major shareholders upon request; and
- Serves as liaison between the Chairman and the independent directors.

Board Risk Oversight

Oversight of risk management is a responsibility of the Board of Directors and is an integral part of the Board's oversight of AutoZone's business. AutoZone's management takes a variety of calculated risks in order to enhance Company performance and shareholder value. The primary responsibility for the identification, assessment and management of the various risks resides with AutoZone's management. The Board of Directors is primarily responsible for ensuring that management has established and adequately resourced processes for identifying and preparing the Company to manage risks effectively. Additionally, the Board reviews the Company's principal strategic and operating risks as part of its regular discussion and consideration of AutoZone's strategy and operating results. The Board also reviews periodically with the General Counsel legal matters that may have a material adverse impact on the Company's financial statements, the Company's compliance with laws and any material reports received from regulatory agencies.

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The Audit Committee is involved in the Board's oversight of risk management. At each of its regular meetings, the Audit Committee reviews the Company's major financial exposures and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. The Audit Committee, along with management, also evaluates the effectiveness of the risk avoidance and mitigation processes in place. Such risk-related information is then summarized, reported and discussed at each quarterly Board of Directors meeting.

To assist with risk management and oversight, AutoZone has adopted the concept of enterprise risk assessment ("ERM") using the framework issued in 2004 by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Vice President of Internal Audit, who reports directly to the Audit Committee, has been charged with leading the Company's ERM processes with the assistance of Company management. The Vice President of Internal Audit presents to the Audit Committee a comprehensive review of the Company's ERM processes annually. This presentation includes an overview of all significant risks that have been identified and assessed and the strategies developed by management for managing such risks. The Vice President of Internal Audit leads open discussions with the Audit Committee members to analyze the significance of the risks identified and to verify that the list is all-inclusive. Company management is also involved in these discussions to ensure that the Board gains a full understanding of the risks and the strategies that management has implemented to manage the risks.

Other Board committees also consider significant risks within their areas of responsibility. The Compensation Committee considers risk in connection with the design of AutoZone's compensation programs. The Nominating and Corporate Governance Committee oversees risks related to the Company's governance policies and practices.

Corporate Governance Documents

Our Board of Directors has adopted Corporate Governance Principles; charters for its Audit, Compensation, and Nominating & Corporate Governance Committees; a Code of Business Conduct & Ethics for directors, officers and employees of AutoZone; and a Code of Ethical Conduct for Financial Executives. Each of these documents is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Meetings and Attendance

How many times did AutoZone's Board of Directors meet during the last fiscal year?

During the 2011 fiscal year, the Board of Directors held five meetings.

Did any of AutoZone's directors attend fewer than 75% of the meetings of the Board and their assigned committees?

All our directors attended at least 75% of the meetings of the Board and their assigned committees during the fiscal year.

What is AutoZone's policy with respect to directors' attendance at the Annual Meeting?

As a general matter, all directors are expected to attend our Annual Meetings. At our 2010 Annual Meeting, all directors were present.

Do AutoZone's non-management directors meet regularly in executive session?

The non-management members of our Board regularly meet in executive sessions in conjunction with each regularly scheduled Board meeting. Our Lead Director, Mr. Graves, presides at these sessions.

Committees of the Board

What are the standing committees of AutoZone's Board of Directors?

AutoZone's Board has three standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each consisting only of independent directors.

Audit Committee

What is the function of the Audit Committee?

The Audit Committee is responsible for:

- the integrity of the Company's financial statements,
- the independent auditor's qualification, independence and performance,
- the performance of the Company's internal audit function, and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee performs its duties by:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Audit Committee;
- pre-approving all audit and permitted non-audit services performed by the independent auditor, considering issues of auditor independence;
- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;
- reviewing and discussing with management and the independent auditor the Company's annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor's attestation thereof, and other matters related to the Company's financial statements and disclosures;
- overseeing the Company's internal audit function;
- reporting periodically to the Board and making appropriate recommendations; and
- preparing the report of the Audit Committee required to be included in the annual proxy statement.

Who are the members of the Audit Committee?

The Audit Committee consists of Ms. Gove, Mr. McKenna (Chair), Mr. Mrkonic, and Mr. Nieto.

Are all of the members of the Audit Committee independent?

Yes, the Audit Committee consists entirely of independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

Does the Audit Committee have an Audit Committee Financial Expert?

The Board has determined that Ms. Gove, Mr. McKenna, Mr. Mrkonic and Mr. Nieto each meet the qualifications of an audit committee financial expert as defined by the Securities and Exchange Commission. All members of the Audit Committee meet the New York Stock Exchange definition of financial literacy.

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How many times did the Audit Committee meet during the last fiscal year?

During the 2011 fiscal year, the Audit Committee held nine meetings.

Where can I find the charter of the Audit Committee?

The Audit Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Audit Committee Report

The Audit Committee of AutoZone, Inc. has reviewed and discussed AutoZone's audited financial statements for the year ended August 27, 2011, with AutoZone's management. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, the Sarbanes-Oxley Act of 2002, and the charter of the Committee.

The Committee also has received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Committee has discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as we deemed appropriate.

As a result of our review and discussions, we have recommended to the Board of Directors the inclusion of AutoZone's audited financial statements in the annual report for the fiscal year ended August 27, 2011, on Form 10-K for filing with the Securities and Exchange Commission.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone's financial statements are complete, accurate, or in accordance with generally accepted accounting principles; AutoZone's management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board of Directors.

W. Andrew McKenna (Chair)
Sue E. Gove
George R. Mrkonic, Jr.
Luis P. Nieto

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

Compensation Committee

What is the function of the Compensation Committee?

The Compensation Committee has the authority, based on its charter and the AutoZone Corporate Governance Principles, to:

- review and approve AutoZone's compensation objectives;
- review and approve the compensation programs, plans and awards for executive officers, including recommending equity-based plans for stockholder approval;

- act as administrator as may be required by AutoZone's short- and long-term incentive plans and stock or stock-based plans; and
- review the compensation of AutoZone's non-employee directors from time to time and recommend to the full Board any changes that the Compensation Committee deems necessary.

The Compensation Committee may appoint subcommittees from time to time with such responsibilities as it may deem appropriate; however, the committee may not delegate its authority to any other persons.

AutoZone's processes and procedures for the consideration and determination of executive compensation, including the role of the Compensation Committee and compensation consultants, are described in the "Compensation Discussion and Analysis" on page 22.

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Who are the members of the Compensation Committee?

The Compensation Committee consists of Mr. Graves (Chair), Mr. Grusky, Mr. Mrkonic and Mr. Ullyot, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

How many times did the Compensation Committee meet during the last fiscal year?

During the 2011 fiscal year, the Compensation Committee held six meetings.

Where can I find the charter of the Compensation Committee?

The Compensation Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Nominating and Corporate Governance Committee

What is the function of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee ensures that:

- qualified candidates are presented to the Board of Directors for election as directors;
- the Board of Directors has adopted appropriate corporate governance principles that best serve the practices and objectives of the Board of Directors; and
- AutoZone's Articles of Incorporation and Bylaws are structured to best serve the interests of the stockholders.

Who are the members of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee consists of Mr. Crowley, Ms. Gove (Chair) and Mr. Nieto, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

How many times did the Nominating and Corporate Governance Committee meet during the last fiscal year?

During the 2011 fiscal year, the Nominating and Corporate Governance Committee held four meetings.

Where can I find the charter of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

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Director Nomination Process

What is the Nominating and Corporate Governance Committee's policy regarding consideration of director candidates recommended by stockholders? How do stockholders submit such recommendations?

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from stockholders if they are submitted in writing to AutoZone's Secretary in accordance with the procedure set forth in Article III, Section 1 of AutoZone's Fifth Amended and Restated Bylaws ("Bylaws"), including biographical and business experience information regarding the nominee and other information required by said Article III, Section 1. Copies of the Bylaws will be provided upon written request to AutoZone's Secretary and are also available on AutoZone's corporate website at www.autozoneinc.com.

What qualifications must a nominee have in order to be recommended by the Nominating and Corporate Governance Committee for a position on the Board?

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. They should also have demonstrated the confidence to be truly independent, as well as be business savvy, have an owner orientation and have a genuine interest in AutoZone. Core competencies of the Board as a whole are accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone's Corporate Governance Principles, which are available on AutoZone's corporate website at www.autozoneinc.com.

How does the Nominating and Corporate Governance Committee identify and evaluate nominees for director?

Prior to each annual meeting of stockholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals, if necessary, as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, and also reviews the composition of the full Board to determine the areas of expertise and core competencies needed to enhance the function of the Board. The Nominating and Corporate Governance Committee may also consider other factors such as the size of the Board, whether a candidate is independent, how many other public company directorships a candidate holds, and the listing standards requirements of the New York Stock Exchange.

The Nominating and Corporate Governance Committee recognizes the importance of selecting directors from various backgrounds and professions in order to ensure that the Board as a whole has a variety of experiences and perspectives which contribute to a more effective decision-making process. The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, stockholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm or other consulting firm from time to time to identify potential nominees. Nominees recommended by stockholders in accordance with the procedure described above, i.e., submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of the Bylaws, will receive the same consideration as the Nominating and Corporate Governance Committee's other potential nominees.

Procedure for Communication with the Board of Directors

How can stockholders and other interested parties communicate with the Board of Directors?

Stockholders and other interested parties may communicate with the Board of Directors by writing to the Board, to any individual director or to the non-management directors as a group c/o Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. All such communications will be forwarded unopened to the addressee. Communications addressed to the Board of Directors or to the non-management directors as a group will be forwarded to the Chair of the Nominating and Corporate Governance Committee and communications addressed to a committee of the Board will be forwarded to the chair of that committee.

Compensation of Directors

Director Compensation Table

This table shows the compensation paid to our non-employee directors during the 2011 fiscal year. No amounts were paid to our non-employee directors during the 2011 fiscal year that would be classified as "Option Awards," "Non-Equity Incentive Plan Compensation," "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" or "All Other Compensation," so these columns have been omitted from the table.

Name(1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Total ($) (4)
William C. Crowley	6,804	156,601	163,405
Sue E. Gove	7,589	164,621	172,210
Earl G. Graves, Jr.	7,576	176,242	183,818
Robert R. Grusky	12,611	162,569	175,180
J.R. Hyde, III	6,725	156,671	163,396
W. Andrew McKenna	8,521	173,244	181,765
George R. Mrkonic, Jr.	6,725	157,921	164,646
Luis Nieto	12,608	166,299	178,907
Theodore W. Ullyot	13,236	163,182	176,418

(1) William C. Rhodes, III, our Chairman, President and Chief Executive Officer, serves on the Board but does not receive any compensation for his service as a director. His compensation as an employee of the Company is shown in the Summary Compensation Table on page 34.

(2) Under the AutoZone, Inc. 2003 Director Compensation Plan (the "2003 Plan"), which was in effect through December 31, 2010, non-employee directors received at least 50% of their annual retainer fees and committee chair fees in AutoZone common stock or in Stock Units (units with value equivalent to the value of shares of AutoZone common stock as of the grant date). They could elect to receive up to 100% of the fees in stock and/or to defer all or part of the fees in Stock Units. This column represents the 50% of the fees that were paid in cash or which the director elected to receive in stock or Stock Units during fiscal 2011, and any cash paid in lieu of fractional shares under the 2003 Plan. The stock and Stock Unit amounts reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See Note B, Share-Based Payments, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended August 27, 2011 ("2011 Annual Report") for a discussion of our accounting for share-based awards and the assumptions used. The other 50% of the fees, which were required to be paid in stock or Stock Units, are included in the amounts in the "Stock Awards" column.

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(3) Under the 2011 Equity Plan, as defined below, which became effective January 1, 2011, non-employee directors receive 100% of their fees in restricted units with value equivalent to the value of shares of AutoZone Common Stock ("Restricted Stock Units"). The "Stock Awards" column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for awards of common stock under the 2003 Plan and awards of Restricted Stock Units under the 2011 Equity Incentive Award Plan during fiscal 2011. See Note B, Share-Based Payments, to our consolidated financial statements in our 2011 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding Stock Units and Restricted Stock Units held by each director at the end of fiscal 2011 are shown in the following footnote 4. See "Security Ownership of Management and Board of Directors" on page 14 for more information about our directors' stock ownership.

(4) As of August 27, 2011, each non-employee director had the following aggregate number of outstanding Stock Units, Restricted Stock Units and stock options:

Director	Stock Units (#)	Restricted Stock Units (#)	Stock Options* (#)
William C. Crowley	—	533	9,526
Sue E. Gove	280	560	14,215
Earl G. Graves, Jr.	3,417	600	19,000
Robert R. Grusky	251	533	7,526
J.R. Hyde, III	7,505	533	27,000
W. Andrew McKenna	4,247	587	27,000
George R. Mrkonic, Jr.	1,405	538	15,857
Luis P. Nieto	1,136	547	7,412
Theodore W. Ullyot	1,468	533	5,078

* Includes vested and unvested stock options.

Narrative Accompanying Director Compensation Table

Current Compensation Structure

The following describes AutoZone's current director compensation program, which became effective January 1, 2011:

Annual Retainer Fees. Non-employee directors receive an annual retainer fee of $200,000 (the "Annual Retainer"). The lead director and the chair of the Audit Committee each receive an additional fee of $20,000 annually, the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional fee of $5,000 per year, and the non-chair members of the Audit Committee each receive an additional fee of $5,000 per year (such fees, together with the Annual Retainer, the "Retainer"). There are no meeting fees.

Under the AutoZone, Inc. 2011 Equity Incentive Award Plan (the "2011 Equity Plan"), which replaced the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan, a non-employee director receives the Retainer in Restricted Stock Units, which are contractual rights to receive in the future a share of AutoZone common stock. Restricted Stock Units become fully vested on the date they are issued and will become unrestricted as of the date that a non-employee director ceases to be a director of the Company (the "Payment Date"). Restricted Stock Units are paid in shares of AutoZone common stock as soon as practicable after the Payment Date, to be no later than the fifteenth day of the third month following the end of the tax year in which such Payment Date occurs, unless the director has elected to defer receipt.

The Retainer is payable in advance in equal quarterly installments on January 1, April 1, July 1, and October 1 of each year. The number of Restricted Stock Units granted each quarter is determined by dividing the amount of the Retainer by the fair market value of the shares as of the grant date.

If a non-employee director is elected to the Board after the beginning of a calendar quarter, he or she receives a prorated Retainer based on the number of days remaining in the calendar quarter in which the date of the Board election occurs.

Compensation Structure Prior to January 1, 2011

Under the previous director compensation program utilizing the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan, as defined below, directors could select at the beginning of each calendar year between two pay alternatives. A director electing the first alternative received an annual base retainer fee of $40,000 (the "Base Retainer"). A director electing the second alternative received, in addition to the Base Retainer, an annual supplemental retainer fee in the amount of $35,000 (the "Supplemental Retainer"), for a total retainer of $75,000, but received a smaller annual stock option award under the 2003 Director Stock Option Plan as explained below. There were no meeting fees. The chair of the Audit Committee received an additional fee of $10,000 annually, and the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee each received an additional fee of $5,000 per year.

Under the AutoZone, Inc. First Amended and Restated 2003 Director Compensation Plan (the "2003 Director Compensation Plan"), a non-employee director could receive no more than one-half of the annual fees in cash — the remainder had to be taken in AutoZone common stock. The director could elect to receive up to 100% of the fees in stock or to defer all or part of the fees in units with value equivalent to the value of shares of AutoZone Common Stock ("Stock Units"). Unless deferred, the annual fees were payable in advance in equal quarterly installments on September 1, December 1, March 1, and June 1 of each year, at which time each director received cash and/or shares of common stock in the amount of one-fourth of the annual fees. The number of shares issued was determined by dividing the amount of the fee payable in shares by the fair market value of the shares as of the grant date.

If a director deferred any portion of the annual fees in the form of Stock Units, then on September 1, December 1, March 1, and June 1 of each year, AutoZone credited a unit account maintained for the director with a number of Stock Units determined by dividing the amount of the fees by the fair market value of the shares as of the grant date. Upon the director's termination of service, he or she will receive the number of shares of common stock with which his or her unit account is credited, either in a lump sum or installments, as elected by the director under the 2003 Director Compensation Plan.

Under the AutoZone, Inc. First Amended and Restated 2003 Director Stock Option Plan (the "2003 Director Stock Option Plan"), directors who elected to be paid only the Base Retainer received, on January 1 during their first two years of service as a director, an option to purchase 3,000 shares of AutoZone common stock. After the first two years, those directors received, on January 1 of each year, an option to purchase 1,500 shares of common stock, and each such director who owned common stock or Stock Units worth at least five times the Base Retainer received an additional option to purchase 1,500 shares. Directors electing to be paid the Supplemental Retainer received, on January 1 during their first two years of service as a director, an option to purchase 2,000 shares of AutoZone common stock. After the first two years, such directors received, on January 1 of each year, an option to purchase 500 shares of common stock, and each such director who owned common stock or Stock Units worth at least five times the Base Retainer received an additional option to purchase 1,500 shares.

Stock option grants were made at the fair market value of the common stock as of the grant date, defined in the plan as the average of the highest and lowest prices quoted for the common stock on the New York Stock Exchange on the business day immediately prior to the grant date. They become fully vested and exercisable on the third anniversary of the date of grant, or the date on which the director ceases to be a director of AutoZone, whichever occurs first.

Stock options expire on the first to occur of (a) 10 years after the date of grant, (b) 90 days after the option holder's death, (c) 5 years after the date the option holder ceases to be an AutoZone director if he or she has become ineligible to be reelected as a result of reaching the term limits or mandatory retirement age specified in

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AutoZone's Corporate Governance Principles, (d) 30 days after the date that the option holder ceases to be an AutoZone director for reasons other than those listed in the foregoing clause (c), or (e) upon the occurrence of certain corporate transactions affecting AutoZone.

Predecessor Plans

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were terminated in December 2002 and were replaced by the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan. The 2003 Director Compensation Plan and the 2003 Director Stock Option Plan were terminated in December 2010 and replaced by the 2011 Equity Plan. However, grants made under those plans continue in effect under the terms of the grant made and are included in the aggregate awards outstanding shown above.

Stock Ownership Requirement

The Board has established a stock ownership requirement for non-employee directors. Within three years of joining the Board, each director must personally invest at least $150,000 in AutoZone stock. Shares, Stock Units and Restricted Stock Units issued under the AutoZone, Inc. Second Amended and Restated Director Compensation Plan, the 2003 Director Compensation Plan and the 2011 Equity Plan count toward this requirement.

OTHER INFORMATION

Security Ownership of Management and Board of Directors

This table shows the beneficial ownership of common stock by each director, the Principal Executive Officer, the Principal Financial Officer and the other three most highly compensated executive officers, and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

Name of Beneficial Owner	Shares	Deferred Stock Units(1)	Options(2)	Restricted Stock Units(3)	Total	Ownership Percentage
William C. Crowley(4)	11,687,801	0	3,526	0	11,691,327	29.3%
Sue E. Gove	58	280	8,215	724	9,277	*
Earl G. Graves, Jr.	0	3,417	13,000	776	17,193	*
Robert R. Grusky(5)	365	251	3,526	0	4,142	*
J. R. Hyde, III(6)	309,510	7,505	21,000	690	338,705	*
W. Andrew McKenna	14,371	4,247	21,000	759	40,377	*
George R. Mrkonic, Jr.	2,500	1,405	9,857	698	14,460	*
Luis P. Nieto	0	1,136	3,412	707	5,255	*
William C. Rhodes, III(7)	16,764	0	227,750	0	244,514	*
Theodore W. Ullyot(8)	70	1,468	1,500	690	3,728	*
William T. Giles	1,521	0	93,300	0	94,821	*
Robert D. Olsen	31,732	0	134,450	0	166,182	*
Harry L. Goldsmith(9)	21,486	0	109,150	0	130,636	*
Larry M. Roesel	412	0	30,750	0	31,162	*
All current directors and executive officers as a group (21 persons)	12,097,076	19,709	991,386	5,044	13,113,215	32.9%

* Less than 1%.

(1) Includes shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(2) Includes shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 17, 2011.

(3) Includes Restricted Stock Units that may be acquired within sixty (60) days of termination of service as a director.

(4) Mr. Crowley is the President and Chief Operating Officer of ESL Investments, Inc. which together with various of its affiliates owns and/or controls the voting or disposition of AutoZone common stock as shown in "Security Ownership of Certain Beneficial Owners" below. Mr. Crowley is also a current Director of AutoZone. Included in this number are 9,611 AutoZone shares held by Mr. Crowley over which he has sole voting power and 16,593 shares owned by Tynan LLC, which Mr. Crowley has sole voting and dispositive power over these shares. Mr. Crowley has also reported beneficial ownership of 11,661,597 AutoZone shares beneficially owned by other members of the ESL Group, as defined below. See Footnote 1 to the table under the heading "Security Ownership of Certain Beneficial Owners" below. Does not include 690 Restricted Stock Units for which Mr. Crowley has elected to defer distribution until after termination of service as a director.

(5) Mr. Grusky is a passive, limited partner in ESL Partners, L.P., which together with various of its affiliates owns AutoZone common stock as shown in "Security Ownership of Certain Beneficial Owners" below. Mr. Grusky may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group, as defined below. Mr. Grusky disclaims beneficial ownership of the AutoZone shares held by the ESL Group, except to the extent of his pecuniary interest therein. Does not include 690 Restricted Stock Units for which Mr. Grusky has elected to defer distribution until after termination of service as a director.

(6) Includes 61,000 shares held by a charitable foundation for which Mr. Hyde is an officer and a director and for which he shares investment and voting power. Does not include 2,000 shares owned by Mr. Hyde's wife.

(7) Includes 1,090 shares held as custodian for Mr. Rhodes's children.

(8) Mr. Ullyot is a limited partner in RBS Partners, L.P., which together with various of its affiliates owns AutoZone common stock as shown in "Security Ownership of Certain Beneficial Owners" below. Mr. Ullyot was Executive Vice President and General Counsel of ESL Investments, Inc. from October 2005 until April 2008 and may be deemed to have indirect beneficial ownership of the AutoZone shares beneficially owned by the ESL Group, as defined below. Mr. Ullyot disclaims beneficial ownership of the AutoZone shares held by the ESL Group.

(9) Includes 1,200 shares held by trusts for which Mr. Goldsmith is a co-trustee and beneficiary and 200 shares held by trusts for Mr. Goldsmith's daughters.

Security Ownership of Certain Beneficial Owners

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage
ESL Partners, L.P.(1)(2) 200 Greenwich Avenue Greenwich, CT 06830	11,691,327	29.3%

(1) The shares deemed beneficially owned by ESL Partners, L.P. are owned by a group (the "ESL Group") consisting of ESL Partners, L.P., a Delaware limited partnership; ESL Institutional Partners, L.P., a Delaware limited partnership; ESL Investors, L.L.C., a Delaware limited liability company; Acres Partners, L.P., a Delaware limited partnership; RBS Partners, L.P., a Delaware limited partnership; ESL Investments, Inc., a Delaware corporation; Edward S. Lampert; Tynan, LLC, a Delaware limited liability company; William C. Crowley; and The Lampert Foundation. RBS Partners, L.P. is the general partner of ESL Partners, L.P. and the manager of ESL Investors, L.L.C. ESL Investments, Inc. is the general partner of RBS Partners, L.P. and Acres Partners, L.P. and is the managing member of RBS Investment Management, L.L.C. RBS Investment Management, L.L.C. is the general partner of ESL Institutional Partners, L.P.

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Mr. Lampert is the Chairman, Chief Executive Officer and a director of ESL Investments, Inc., and managing member of ESL Investment Management (GP) LLC, which is the General Partner of ESL Investment Management, L.P. Mr. Crowley is the manager of Tynan, LLC and the President and Chief Operating Officer of ESL Investments, Inc. Mr. Crowley is also a current Director of AutoZone. In their respective capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of AutoZone common stock beneficially owned by other members of the ESL Group. ESL Partners, L.P. has sole voting and dispositive power for 5,103,875 shares; ESL Institutional Partners, L.P. has sole voting and dispositive power for 1,221 shares; ESL Investors, L.L.C. has sole voting and dispositive power for 1,706,815 shares; Acres Partners, L.P. has sole voting and dispositive power for 2,000,000 shares; RBS Partners, L.P. has sole voting and dispositive power for 6,810,690 shares; ESL Investments, Inc. has sole voting and dispositive power for 8,811,911 shares; Mr. Lampert has sole voting power for 11,661,597 shares and has sole dispositive power for 9,672,517 shares; Tynan LLC has sole voting power for 16,593 shares and sole dispositive power for 16,593 shares; and Mr. Crowley has sole voting power for 26,204 shares and has sole dispositive power for 16,593 shares. Mr. Lampert and Mr. Crowley are each party to an agreement with ESL Partners, L.P. that contains certain restrictions on disposition of shares. The source of this data is information supplied by the ESL Group at the request of the Company.

(2) As described in more detail on page 3, ESL has entered into an agreement with the Company that addresses, among other items, appearances at meetings of stockholders for the purposes of having a quorum, voting of ESL shares and the selection of nominees for the Company's Board of Directors. The latter obligation was satisfied at the Company's 2008 Annual Meeting.

THE PROPOSALS

PROPOSAL 1 — Election of Directors

Nine directors will be elected at the Annual Meeting to serve until the annual meeting of stockholders in 2012. Pursuant to AutoZone's Fifth Amended and Restated Bylaws, in an uncontested election of directors, a nominee for director is elected to the Board if the number of votes cast for such nominee's election exceed the number of votes cast against such nominee's election. (If the number of nominees were to exceed the number of directors to be elected, i.e., a contested election, directors would be elected by a plurality of the votes cast at the Annual Meeting.) Pursuant to AutoZone's Corporate Governance Principles, incumbent directors must agree to tender their resignation if they fail to receive the required number of votes for re-election, and in such event the Board will act within 90 days following certification of the shareholder vote to determine whether to accept the director's resignation. These procedures are described in more detail in our Corporate Governance Principles, which are available on our corporate website at www.autozoneinc.com. The Board may consider any factors it deems relevant in deciding whether to accept a director's resignation. If a director's resignation offer is not accepted by the Board, that director will continue to serve until AutoZone's next annual meeting of stockholders or until his or her successor is duly elected and qualified, or until the director's earlier death, resignation, or removal.

Any director nominee who is not an incumbent director and who does not receive a majority vote in an uncontested election will not be elected as a director, and a vacancy will be left on the Board. The Board, in its sole discretion, may either fill a vacancy resulting from a director nominee not receiving a majority vote pursuant to the Bylaws or decrease the size of the Board to eliminate the vacancy.

Broker non-votes occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the beneficial owner of the shares and the firm does not have the authority to vote the shares in its discretion. Shares abstaining from voting and shares as to which a broker non-vote occurs are considered present for purposes of determining whether a quorum exists, but are not considered votes cast or shares entitled to vote with respect to such matter. Accordingly, abstentions and broker non-votes will have no effect on the outcome of Proposal 1.

The Board of Directors recommends that the stockholders vote FOR each of these nominees. These nominees have consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for the substitute nominee recommended by the Board of Directors, or the Board of Directors may reduce the number of directors on the Board.

Each of the nominees named below was elected a director at the 2010 annual meeting. Theodore W. Ullyot is not standing for re-election to the Board.

Nominees

The nominees are:

William C. Crowley, 54, has been a director since 2008. Mr. Crowley has been President and Chief Operating Officer of ESL Investments, Inc., a private investment firm, since January 1999. He served as Executive Vice President of Sears Holdings Corporation, a broadline retailer, from March 2005 until January 2011, and was a director from March 2005 until May 2010. Additionally, he served as Chief Administrative Officer of Sears Holdings Corporation from September 2005 until August 2010. Mr. Crowley also served as the Chief Financial Officer of Sears Holdings Corporation from March 2005 until September 2006 and from January 2007 until October 2007. Mr. Crowley has served as a director of Sears Canada, Inc. since March 2005 and as the Chairman of the Board of Sears Canada, Inc. since December 2006. From May 2003 until March 2005, Mr. Crowley served as director and Senior Vice President, Finance of Kmart Holding Corporation. Mr. Crowley is also a director of AutoNation, Inc. and Orchard Supply Hardware.

Experience, Skills and Qualifications: The Board believes Mr. Crowley is qualified to serve as a director of the Company based on his experience in retail operations, his background in corporate finance and investment banking, his knowledge of the automotive aftermarket industry, his board experience and his owner orientation, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

Sue E. Gove, 53, has been a director since 2005. She has been the Executive Vice President and Chief Operating Officer of Golfsmith International Holdings, Inc. since September 2008 and has been Chief Financial Officer since March 2009. Ms. Gove previously had been a self-employed consultant since April 2006, serving clients in specialty retail and private equity. Ms. Gove was a consultant for Prentice Capital Management, LP from April 2007 to March 2008. She was a consultant for Alvarez and Marsal Business Consulting, L.L.C. from April 2006 to March 2007. She was Executive Vice President and Chief Operating Officer of Zale Corporation from 2002 to March 2006 and a director of Zale Corporation from 2004 to 2006. She was Executive Vice President, Chief Financial Officer of Zale Corporation from 1998 to 2002 and remained in the position of Chief Financial Officer until 2003.

Experience, Skills and Qualifications: The Board believes Ms. Gove is qualified to serve as a director of the Company based on her experience in executive retail operations and finance roles, her knowledge of accounting, financial reporting, and financial systems, her executive management skills, her owner orientation, and her board experience, as well as her integrity, energy, and willingness to spend time on and interest in AutoZone.

Earl G. Graves, Jr., 49, has been a director since 2002 and was elected Lead Director in January 2009. He has been the President and Chief Executive Officer of Earl G. Graves Publishing Company, publisher of Black Enterprise Magazine, since January 2006, and was President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

Experience, Skills and Qualifications: The Board believes Mr. Graves is qualified to serve as a director of the Company based on his business, management and strategic planning experience, his knowledge of advertising and marketing, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

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Robert R. Grusky, 54, has been a director since 2008. Mr. Grusky founded Hope Capital Management, LLC, an investment firm for which he serves as Managing Member, in 2000. He co-founded New Mountain Capital, LLC, a private equity firm, in 2000 and was a Principal, Managing Director and Member of New Mountain Capital from 2000 to 2005 and has been a Senior Advisor since then. From 1998 to 2000, Mr. Grusky served as President of RSL Investments Corporation, the primary investment vehicle for the Hon. Ronald S. Lauder. Prior thereto, Mr. Grusky also served in a variety of capacities at Goldman, Sachs & Co. in its Mergers & Acquisitions Department and Principal Investment Area. Mr. Grusky is also a director of AutoNation, Inc. and Strayer Education, Inc.

Experience, Skills and Qualifications: The Board believes Mr. Grusky is qualified to serve as a director of the Company based on his experience in investment management and investment banking, his knowledge of finance, his commercial experience/business analytical skills, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

J. R. Hyde, III, 68, has been a director since 1986 and was non-executive Chairman of the Board from 2005 until June 2007. He has been the President of Pittco, Inc., an investment company, since 1989 and has been the Chairman of the Board and a director of GTx, Inc., a biotechnology, pharmaceutical company since 2000. Mr. Hyde, AutoZone's founder, was AutoZone's Chairman from 1986 to 1997 and its Chief Executive Officer from 1986 to 1996. He was Chairman and Chief Executive Officer of Malone & Hyde, AutoZone's former parent company, until 1988. Mr. Hyde was a director of FedEx Corporation from 1977 to September 2011.

Experience, Skills and Qualifications: The Board believes Mr. Hyde, the founder and a former Chairman and Chief Executive Officer of AutoZone, is qualified to serve as a director of the Company based on his extensive knowledge of AutoZone's business and the automotive aftermarket industry, his expertise in strategic business development and executive management, his owner orientation, and his board experience as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

W. Andrew McKenna, 65, has been a director since 2000 and served as Lead Director from June 2007 through January 2009. He is retired. Until his retirement in 1999, he had held various positions with The Home Depot, Inc., including Senior Vice President–Strategic Business Development from 1997 to 1999; President, Midwest Division from 1994 to 1997; and Senior Vice President–Corporate Information Systems from 1990 to 1994. He was also President of SciQuest.com, Inc. in 2000. Mr. McKenna was a director of Danka Business Systems PLC from 2002 to 2008, serving as Chairman of the Board from March 2005 to March 2006. Mr. McKenna is also a director of Bally Technologies, a provider of gaming devices and systems.

Experience, Skills and Qualifications: The Board believes Mr. McKenna is qualified to serve as a director of the Company based on his executive experience in the retail industry and other industries, his expertise in strategic business development, his background in finance and audit, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

George R. Mrkonic, Jr., 59, has been a director since 2006. He has been the Non-Executive Chairman of Paperchase Products Limited, London, UK, a retailer of cards, stationery, wraps and gifts in the UK, Europe and the Middle East, since 2005, and has been a director since 1999. Previously, he was President of Borders Group, Inc. from 1994 to 1997 and Vice Chairman of Borders Group, Inc. from 1994 to 2002. He is also a director of Brinker International, Inc., Syntel, Inc. and Pacific Sunwear of California, Inc. Mr. Mrkonic was a director of Nashua Corporation from 2000 to 2009 and Guitar Center, Inc. from 2002 to 2007.

Experience, Skills and Qualifications: The Board believes Mr. Mrkonic is qualified to serve as a director of the Company based on his experience as a senior executive in retail companies, his knowledge of corporate strategy, finance, and management, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

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Luis P. Nieto, 56, has been a director since 2008. He is president of Nieto Advisory LLC which provides advisory services to small consumer food companies. He was president of the Consumer Foods Group of ConAgra Foods Inc., one of the largest packaged foods companies in North America, from 2008 until his retirement in June 2009. Previously, he was president of ConAgra Refrigerated Foods from 2006 to 2008 and ConAgra Meats from 2005 to 2006. Prior to joining ConAgra, Mr. Nieto was President and Chief Executive Officer of the Federated Group, a leading private label supplier to the retail grocery and foodservice industries from 2002 to 2005. From 2000 to 2002, he served as President of the National Refrigerated Products Group of Dean Foods Company. He held other positions at Dean Foods Group from 1998 to 2000. Prior to joining Dean Foods, Mr. Nieto held positions in brand management and strategic planning with Mission Foods, Kraft Foods and the Quaker Oats Company. Mr. Nieto is also a director of Ryder System, Inc.

Experience, Skills and Qualifications: The Board believes Mr. Nieto is qualified to serve as a director of the Company based on his expertise in brand management and marketing, including experience managing a diverse portfolio of brands and products, as well as his knowledge of finance and operations, his executive management experience, his owner orientation and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

William C. Rhodes, III, 46, was elected Chairman in June 2007. He has been President, Chief Executive Officer, and a director since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President–Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President–Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President–Supply Chain since 2001. Prior to that time, he served in various capacities within the Company, including Vice President–Stores in 2000, Senior Vice President–Finance and Vice President–Finance in 1999 and Vice President–Operations Analysis and Support from 1997 to 1999. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young, LLP. Mr. Rhodes is a member of the Board of Directors of Dollar General Corporation.

Experience, Skills and Qualifications: The Board believes Mr. Rhodes, AutoZone's Chairman and Chief Executive Officer, is qualified to serve as a director of the Company based on his 16 years' experience with the Company, which have included responsibility for corporate strategy, executive management, operations and supply chain; his knowledge and understanding of the automotive aftermarket and retail industries; his strong financial background and his owner orientation, as well as his integrity and energy.

PROPOSAL 2 — Ratification of Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent auditor for the past twenty-four fiscal years, has been selected by the Audit Committee to be AutoZone's independent registered public accounting firm for the 2012 fiscal year. Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they so desire and to answer any appropriate questions.

The Audit Committee recommends that you vote FOR ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm.

For ratification, the firm must receive more votes in favor of ratification than votes cast against. Abstentions and broker non-votes will not be counted as voting either for or against the firm. However, the Audit Committee is not bound by a vote either for or against the firm. The Audit Committee will consider a vote against the firm by the stockholders in selecting our independent registered public accounting firm in the future.

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During the past two fiscal years, the aggregate fees for professional services rendered by Ernst & Young LLP were as follows:

	2011	2010
Audit Fees	$1,629,000	$1,477,000
Audit-Related Fees	—	—
Tax Fees	110,571(1)	110,750(2)

(1) Tax fees for 2011 were for state and local tax services.

(2) Tax fees for 2010 were for state and local tax services.

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained at our website at www.autozoneinc.com. The Audit Committee pre-approved 100% of the services provided by Ernst & Young LLP during the 2011 and 2010 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

PROPOSAL 3 — Advisory Vote on Executive Compensation — "Say-on-Pay"

In accordance with Section 14A of the Securities Exchange Act, we are asking stockholders to approve the following advisory resolution on the compensation of our Principal Executive Officer, the Principal Financial Officer and our other three most highly paid executive officers (the "Named Executive Officers") at the Annual Meeting:

"RESOLVED, that the compensation paid to AutoZone's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This advisory vote, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to endorse or not endorse our executive pay program. The Board of Directors recommends a vote "FOR" this resolution because it believes that AutoZone's executive compensation program, described in the Compensation Discussion and Analysis, is effective in achieving the Company's goals of rewarding financial and operating performance and the creation of stockholder value.

Our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance, and our executive compensation program reflects this belief. While the overall level and balance of compensation elements in our compensation program are designed to ensure that AutoZone can retain key executives and, when necessary, attract qualified new executives to the organization, the emphasis of AutoZone's compensation program is linking executive compensation to business results and intrinsic value creation, which is ultimately reflected in increases in stockholder value.

AutoZone sets challenging financial and operating goals, and a significant amount of an executive's annual cash compensation is tied to these objectives and therefore "at risk" — payment is earned only if performance warrants it.

AutoZone's compensation program is intended to support long-term focus on stockholder value, so it emphasizes long-term rewards. At target levels, the majority of an executive officer's total compensation package each year is the potential value of his or her stock options, which yield value to the executive only if the stock price appreciates.

Our management stock ownership requirement effectively promotes meaningful and significant stock ownership by our Named Executive Officers and further aligns their interests with those of our stockholders.

We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative, appearing on pages 22 through 48, which provide detailed information on our compensation philosophy, policies and practices and the compensation of our Named Executive Officers.

Because the vote on this proposal is advisory in nature, it is not binding on AutoZone, the Board of Directors or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any Named Executive Officer and will not overrule any decisions made by the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

The Board of Directors recommends that the stockholders vote FOR this proposal.

PROPOSAL 4 — Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

In addition to the advisory vote on executive compensation or "say-on-pay" vote, we are also asking stockholders to cast an advisory vote on the frequency of that vote. Stockholders are being asked to vote on whether the advisory vote on executive compensation should be held every year, every two years or every three years.

The Board of Directors recommends holding the advisory vote on executive compensation every year. An annual vote would provide the Board with timely feedback from stockholders on executive compensation matters. An annual advisory vote is also consistent with our Compensation Committee's practice of monitoring both short- and long-term compensation program elements each year.

The proxy card gives you four choices for voting on this proposal. You can choose whether the "say-on-pay" vote should be held every year, every two years or every three years. You may also abstain from voting. You are not voting to approve or disapprove the Board's recommendation on this proposal.

The vote on this proposal is non-binding, and the final decision with respect to the frequency of future advisory votes on executive compensation remains with the Board of Directors. However, the Board values the opinions of our stockholders and will take into account the outcome of the vote in considering the frequency of future advisory votes on executive compensation.

In accordance with Securities and Exchange Commission rules, stockholders will have the opportunity at least every six years to recommend the frequency of future "say-on-pay" advisory votes on executive compensation.

The Board of Directors recommends that the stockholders vote to conduct future advisory votes on executive compensation EVERY YEAR.

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a principles-based overview of AutoZone's executive compensation program. It discusses our rationale for the types and amounts of compensation that our executive officers receive and how compensation decisions affecting these officers are made. It also discusses AutoZone's total rewards philosophy, the key principles governing our compensation program, and the objectives we seek to achieve with each element of our compensation program.

What are the Company's key compensation principles?

Pay for performance. The primary emphasis of AutoZone's compensation program is linking executive compensation to business results and intrinsic value creation, which is ultimately reflected in increases in stockholder value. Base salary levels are intended to be competitive in the U.S. marketplace for executives, but the more potentially valuable components of executive compensation are annual cash incentives, which depend on the achievement of pre-determined business goals, and to a greater extent, long-term compensation, which is based on the value of our stock.

Attract and retain talented AutoZoners. The overall level and balance of compensation elements in our compensation program are designed to ensure that AutoZone can retain key executives and, when necessary, attract qualified new executives to the organization. We believe that a company which provides quality products and services to its customers, and delivers solid financial results, will generate long-term stockholder returns, and that this is the most important component of attracting and retaining executive talent.

What are the Company's overall executive compensation objectives?

Drive high performance. AutoZone sets challenging financial and operating goals, and a significant amount of an executive's annual cash compensation is tied to these objectives and therefore "at risk" — payment is earned only if performance warrants it.

Drive long-term stockholder value. AutoZone's compensation program is intended to support long-term focus on stockholder value, so it emphasizes long-term rewards. At target levels, the majority of an executive officer's total compensation package each year is the potential value of his or her stock options.

The table below illustrates how AutoZone's compensation program weights the "at-risk" components of its Named Executive Officers' 2011 total compensation (using actual base earnings + fiscal 2011 annual cash incentive payment + the value of fiscal 2011 stock and option grants). While the values of Mr. Rhodes' Performance-Restricted Stock Unit grant, and Mr. Olsen's restricted stock grant, are shown in the Summary Compensation Table at the full values in fiscal 2011, for the purposes of the table below we have divided the values of these one-time awards by the number of years over which they vest.

Executive	Base Salary	Annual Incentive	Long-Term Incentive	Total At-Risk
William C. Rhodes III	17%	34%	49%	83%
William T. Giles	23%	34%	43%	77%
Robert D. Olsen	31%	37%	32%	69%
Harry L. Goldsmith	22%	33%	45%	78%
Larry M. Roesel	23%	27%	50%	77%

Who participates in AutoZone's executive compensation programs?

The Chief Executive Officer and the other Named Executive Officers, as well as the other senior executives comprising AutoZone's Executive Committee, participate in the compensation program outlined in this Compensation Discussion and Analysis. The Executive Committee consists of the Chief Executive Officer and officers with the title of senior vice president or executive vice president (a total of 11 executives at the end of fiscal 2011). However, many elements of the compensation program also apply to other levels of AutoZone management. The intent is to ensure that management is motivated to pursue, and is rewarded for achieving, the same financial, operating and stockholder objectives.

What are the key elements of the Company's overall executive compensation program?

The table below summarizes the key elements of AutoZone's executive compensation program and the objectives they are designed to achieve. More details on these elements follow throughout the Compensation Discussion and Analysis and this Proxy Statement, as appropriate.

Pay Element	Description	Objectives
Base salary	• Annual fixed cash compensation.	• Attract and retain talented executives. • Recognize differences in relative size, scope and complexity of positions as well as individual performance over the long term.

Annual cash incentive	• Annual variable pay tied to the achievement of key Company financial and operating objectives. The primary measures are:
	  • Earnings before interest and taxes, and
	  • Return on invested capital.
	• Actual payout depends on the results achieved. Individual potential payout is capped at $4 million; however, payout is zero if threshold targets are not achieved.
	• The Compensation Committee may reduce payouts in its discretion when indicated by individual performance, but does not have discretion to increase payouts.
		• Communicate key financial and operating objectives.
		• Drive high levels of performance by ensuring that executives' total cash compensation is linked to achievement of financial and operating objectives.
		• Support and reward consistent, balanced growth and returns performance (add value every year) with demonstrable links to stockholder returns.
		• Drive cross-functional collaboration and a total-company perspective.

Pay Element	Description	Objectives
Stock options and other equity compensation	• Senior executives receive a mix of non-qualified stock options (NQSOs) and incentive stock options (ISOs). • All stock options are granted at fair market value on the grant date (discounted options are prohibited). • AutoZone's equity compensation plan prohibits repricing of stock options and does not include a "reload" program. • During fiscal 2011, a performance-restricted stock unit award, described in more detail below, was granted to the Chairman, President and Chief Executive Officer. • AutoZone may occasionally grant awards of restricted stock with time-based vesting (during fiscal 2011 one grant was awarded, to AutoZone's Corporate Development Officer).	• Align long-term compensation with stockholder results. Opportunities for significant wealth accumulation by executives are tightly linked to stockholder returns. • ISOs provide an incentive to hold shares after exercise, thus increasing ownership and further reinforcing the tie to stockholder results. • Provide retention incentives to ensure business continuity, and facilitate succession planning and executive knowledge transfer.
Stock purchase plans	• AutoZone maintains a broad-based employee stock purchase plan (ESPP) which is qualified under Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan allows AutoZoners to make quarterly purchases of AutoZone shares at 85% of the fair market value on the first or last day of the calendar quarter, whichever is lower. The annual contribution limit under the ESPP is $15,000. • The Company has implemented an Executive Stock Purchase Plan so that executives may continue to purchase AutoZone shares beyond the limit the IRS and the company set for the Employee Stock Purchase Plan. An executive may make purchases using up to 25% of his prior fiscal year's eligible compensation.	• Allow all AutoZoners to participate in the growth of AutoZone's stock. • Encourage ownership, and therefore alignment of executive and stockholder interests.
Management stock ownership requirement	• AutoZone implemented a stock ownership requirement during fiscal 2008 for executive officers. • Covered executives must meet specified minimum levels of ownership, using a multiple of base salary approach.	• Encourage ownership by requiring executive officers to meet specified levels of ownership. • Alignment of executive and stockholder interests.

Pay Element	Description	Objectives
Retirement plans	• The Company maintains three retirement plans: • Non-qualified deferred compensation plan (including a frozen defined benefit restoration feature) • Frozen defined benefit pension plan, and • 401(k) defined contribution plan.	• Provide competitive executive retirement benefits. • The non-qualified plan enables executives to defer base and incentive earnings up to 25% of the total, independent of the IRS limitations set for the qualified 401(k) plan. • The restoration component of the non-qualified plan, which was frozen at the end of 2002, allowed executives to accrue benefits that were not capped by IRS earnings limits.
Health and other benefits	Executives are eligible for a variety of benefits, including: • Medical, dental and vision plans; • Life and disability insurance plans; and • Charitable contribution match program.	• Provide competitive benefits. • Minimize perquisites while ensuring a competitive overall rewards package.

Annual cash compensation. Annual cash compensation consists of base salary and annual cash incentives.

Base Salary. Salaries are determined within the context of a targeted total cash compensation level for each position. Base salary is a fixed portion of the targeted annual cash compensation, with the specific portion varying based on differences in the size, scope or complexity of the jobs as well as the tenure and individual performance level of incumbents in the positions. Points are assigned to positions using a job evaluation system developed by Hay Group, a global management and human resources consulting firm, and AutoZone maintains salary ranges based on the job evaluations originally constructed with Hay Group's help. These salary ranges are usually updated annually based on broad-based survey data; in addition to Hay Group survey data, AutoZone uses surveys published by Mercer (US) and Aon Hewitt, among others, for this purpose, as discussed below.

The survey data used to periodically adjust salary ranges is broad-based, including data submitted by hundreds of companies. Examples of the types of information contained in salary surveys include summary statistics (e.g., mean, median, 25th percentile, etc.) related to:

- base salaries
- variable compensation
- total annual cash compensation
- long-term incentive compensation
- total direct compensation

The salary surveys cover both the retail industry and compensation data on a broader, more general public company universe. Multiple salary surveys are used, so that ultimately the data represent hundreds of companies and positions and thousands of incumbents, or people holding those positions. The surveys generally list the participating companies, and for each position "matched", the number of companies and incumbents associated with the position. Subscribers cannot determine which information comes from which company.

The salary ranges which apply to the Named Executive Officers, including the Principal Executive Officer, are part of the structure applicable to thousands of AutoZone's employees. AutoZone positions are each assigned to a salary grade. This is generally accomplished at the creation of a position, using the Hay job evaluation method, and jobs tend to remain in the same grade as long as there are no significant job content changes. Each grade in the current salary structure has a salary range associated with it. This range has a midpoint, to which we compare summary market salary data (generally median pay level) of the types discussed above.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to salary range midpoints so that on average, these midpoints are positioned at roughly 95% of the market median value as revealed by the surveys. This positioning relative to the market allows for competitive base salary levels, while generally leaving actual average base pay slightly below the survey market level. This fits our stated philosophy of delivering competitive total rewards at or above the market median through performance-based variable compensation.

In making decisions related to compensation of the Named Executive Officers, the Compensation Committee uses the survey data and salary ranges as context in reviewing compensation levels and approving pay actions. Other elements that the Compensation Committee considers are individual performance, Company performance, individual tenure, position tenure, and succession planning. The Hay Group, Mercer (US) and Aon Hewitt surveys are utilized primarily to provide comparative data.

Annual Cash Incentive. Executive officers and certain other employees are eligible to receive annual cash incentives each fiscal year based on the Company's attainment of certain Company performance objectives set by the Compensation Committee at the beginning of the fiscal year. The annual cash incentive target for each position, expressed as a percentage of base salary, is based on both salary range and level within the organization, and therefore does not change annually. As a general rule, as an executive's level of management responsibility increases, the portion of his or her total compensation dependent on Company performance increases.

The threshold and target percentage amounts for the Named Executive Officers for fiscal 2011 are shown in the table below.

	Percentage of Base Salary	
Principal Position	**Threshold**	**Target**
Chairman, President & CEO	50%	100%
Executive Vice Presidents	37.5%	75%
All Other NEOs	30%	60%

Annual cash incentives for executive officers are paid pursuant to the AutoZone, Inc. 2010 Executive Incentive Compensation Plan ("EICP"), our performance-based short-term incentive plan. Pursuant to the plan, the Compensation Committee establishes incentive objectives at the beginning of each fiscal year. For more information about the EICP, see Discussion of Plan-Based Awards Table on page 37.

The actual incentive amount paid depends on Company performance relative to the target objectives. A minimum pre-established goal must be met in order for any incentive award to be paid, and the incentive award as a percentage of annual salary will increase as the Company achieves higher levels of performance.

The Compensation Committee may in its sole discretion reduce the incentive awards paid to Named Executive Officers. Under the EICP, the Compensation Committee may not exercise discretion in granting awards in cases where no awards are indicated, nor may the Compensation Committee increase any calculated awards. Any such "positive" discretionary changes, were they to occur, would be paid outside of the EICP and reported under the appropriate Bonus column in the Summary Compensation Table; however, the Compensation Committee has not historically exercised this discretion.

The Compensation Committee, as described in the EICP, may (but is not required to) disregard the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance.

The incentive objectives for fiscal 2011 were set in a September 2010 Compensation Committee meeting, and were based on the achievement of specified levels of earnings before interest and taxes ("EBIT") and return on invested capital ("ROIC"), as were the incentive objectives for fiscal 2012, set during a Compensation Committee meeting held in September 2011. The total incentive award is determined based on the impact of EBIT and ROIC on AutoZone's economic profit for the year, rather than by a simple allocation of a portion of the award to achievement of the EBIT target and a portion to achievement of the ROIC target. EBIT and ROIC are key inputs to the calculation of economic profit (sometimes referred to as "economic value added"), and have been determined by our Compensation Committee to be important factors in enhancing stockholder value. If both the EBIT and ROIC targets are achieved, the result will be a 100%, or target, payout. However, the payout cannot exceed 100% unless the EBIT target is exceeded (i.e., unless there is "excess EBIT" to fund the additional incentive payout). Additionally, when the aggregate incentive amount is calculated, if the resulting payout amount in excess of target exceeds a specified percentage of excess EBIT (currently 20%), then the incentive payout will be reduced until the total amount of the incentive payment in excess of target is within that specified limit.

The specific targets are tied to achievement of the Company's operating plan for the fiscal year. In 2011, the target objectives were EBIT of $1,362.4 million and ROIC of 26.8%. The 2011 incentive awards for each named executive officer were based on the following performance:

(Amounts in MMs)	EBIT	ROIC
EICP Target	$1,362.4	26.8%
Actual (as adjusted)	$1,500.0	31.4%
Difference	$ 137.6	460bps

Effect of Performance on Total Annual Cash Compensation. Because AutoZone emphasizes pay for performance, it is only when the Company exceeds its target objectives that an executive's total annual cash compensation begins to climb relative to the median market level. Similarly, Company performance below target will cause an executive's total annual cash compensation to drop below market median. As discussed below, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies.

Stock compensation. To emphasize achievement of long-term stockholder value, AutoZone's executives receive a significant portion of their targeted total compensation in the form of stock options. Although stock options have potential worth at the time they are granted, they only confer actual value if AutoZone's stock price appreciates between the grant date and the exercise date. For this reason, we believe stock options are a highly effective long-term compensation vehicle to reward executives for creating stockholder value. We want our executives to realize total compensation levels well above the market norm, because when they do, such success is the result of achievement of Company financial and operating objectives that leads to growth in the per-share value of AutoZone common stock.

In order to support and facilitate stock ownership by our executive officers, a portion of their annual stock option grant typically consists of Incentive Stock Options ("ISOs"). If an executive holds the stock acquired upon exercise of an ISO for at least two years from the date of grant and one year from the date of exercise, he or she can receive favorable long-term capital gains tax treatment for all appreciation over the exercise price. (AutoZone cannot claim the gain on exercise as deductible compensation expense in this event). ISOs have a maximum term of ten years and vest in equal 25% increments on the first, second, third and fourth anniversaries of the grant date. They are granted at the fair market value on the date of grant as defined in the relevant stock option plan. There is a $100,000 limit on the aggregate grant value of ISOs that may become exercisable in any calendar year; consequently, the majority of options granted is in the form of non-qualified stock options.

AutoZone grants stock options annually. Currently, the annual grants are reviewed and approved by the Compensation Committee in the meeting (typically in late September or early October) at which it reviews prior year results, determines incentive payouts, and takes other compensation actions affecting the Named Executive Officers. The Compensation Committee has not delegated its authority to grant stock options; all grants are directly

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approved by the Compensation Committee. Option grant amounts for the Chief Executive Officer's direct reports and other senior executives are recommended to the Compensation Committee by the Chief Executive Officer, based on individual performance and the size and scope of the position held. AutoZone's general policy is to limit the total option shares granted to its employees during the annual grant process to approximately one percent of common shares estimated to be outstanding at the end of that fiscal year. The annual grant is typically made near the beginning of the fiscal year and does not include promotional or new hire grants that may be made during the fiscal year. The Committee reserves the right to deviate from this policy as it deems appropriate.

Newly promoted or hired officers may receive an option grant shortly after their hire or promotion. As a general rule, new hire or promotional stock options are approved and effective on the date of a regularly scheduled meeting of the Compensation Committee. On occasion, these interim grants may be approved by unanimous written consent of the Compensation Committee. The grants are recommended to the Compensation Committee by the Chief Executive Officer based on individual circumstances (e.g., what may be required in order to attract a new executive). Internal promotional grants are prorated based on the time elapsed since the officer received a regular annual grant of stock options.

AutoZone stockholders approved the 2011 Equity Plan at the 2010 annual meeting. Pursuant to the 2011 Equity Plan, AutoZone's Compensation Committee approved two distinct one-time awards of equity, other than stock options, during fiscal year 2011.

On December 15, 2010, the Committee authorized the grant of an award of 25,000 performance-restricted stock units ("PRSUs") to William C. Rhodes, III, AutoZone's Chairman, President and CEO. The PRSUs are earned and vest as follows:

- 100% of the PRSUs shall be earned either
  - (a) on the date on which AutoZone's stock price reaches $461.12 or more per share for five consecutive trading days on or before October 1, 2015; or
  - (b) AutoZone achieves a Diluted Earnings Per Share equal to or greater than $29.94 on the last day of any fiscal year between the grant date and August 29, 2015.
- In the event that neither of the performance conditions above is met, then 80% (20,000) of the PRSUs shall be earned if:
  - (a) AutoZone's stock price reaches $461.12 or more per share for five consecutive trading days on or before October 1, 2016; or
  - (b) AutoZone achieves a Diluted Earnings Per Share equal to or greater than $29.94 on the last day of any fiscal year between the grant date and August 27, 2016.

Assuming shares are earned and vest, the units will be delivered as shares of AutoZone common stock.

The purpose of this one-time award is to motivate continued high performance while enhancing the retention characteristics of the compensation package applicable to the Chief Executive Officer:

Performance

- The target financial measures, diluted earnings per share and stock price, relate directly to stockholder success.
- Achieving a payout under the award terms requires continued and sustained high performance.

Retention

- The potential realizable value of the award is significant, while remaining balanced by other elements of the compensation program to mitigate against risk related to unintended consequences.
- The terms of the grant require Mr. Rhodes to remain actively employed at least through October 1, 2015, even if one or both of the performance goals is reached prior to then.

On January 25, 2011, the Committee approved the grant of an award of 4,800 restricted shares to Robert D. Olsen, AutoZone's Corporate Development Officer. Fifty percent (50%) of the shares will vest on the second anniversary of the grant date, and fifty percent (50%) will vest on the third anniversary of the grant date, assuming Mr. Olsen is employed by AutoZone on these dates.

The purpose of the restricted stock award is to retain Mr. Olsen's services through January 2014, in order to ensure continuity of performance and allow for continued development of AutoZone initiatives.

For more information about our stock-based plans, see Discussion of Plan-Based Awards Table on page 37.

Stock purchase plans. AutoZone maintains the Employee Stock Purchase Plan which enables all employees to purchase AutoZone common stock at a discount, subject to IRS-determined limitations. Based on IRS rules, we limit the annual purchases in the Employee Stock Purchase Plan to no more than $15,000, and no more than 10% of eligible (base and incentive or commission) compensation. To support and encourage stock ownership by our executives, AutoZone also established a non-qualified stock purchase plan. The Fourth Amended and Restated AutoZone, Inc. Executive Stock Purchase Plan ("Executive Stock Purchase Plan") permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan.

The Executive Stock Purchase Plan operates in a similar manner to the tax-qualified Employee Stock Purchase Plan, in that it allows executives to defer after-tax base or incentive compensation (after making annual elections as required under Section 409A of the Internal Revenue Code) for use in making quarterly purchases of AutoZone common stock. Options are granted under the Executive Stock Purchase Plan each calendar quarter and consist of two parts: a restricted share option and an unvested share option. Shares are purchased under the restricted share option at 100% of the closing price of AutoZone stock at the end of the calendar quarter (i.e., not at a discount), and a number of shares are issued under the unvested share option at no cost to the executive, so that the total number of shares acquired upon exercise of both options is equivalent to the number of shares that could have been purchased with the deferred funds at a price equal to 85% of the stock price at the end of the quarter. The unvested shares are subject to forfeiture if the executive does not remain with the company for one year after the grant date. After one year, the shares vest, and the executive owes taxes based on the share price on the vesting date (unless a so-called 83(b) election was made on the date of grant).

The table below can be used to compare and contrast the stock purchase plans.

	Employee Stock Purchase Plan	**Executive Stock Purchase Plan**
Contributions	After tax, limited to lower of 10% of eligible compensation (defined above) or $15,000	After tax, limited to 25% of eligible compensation (defined above)
Discount	15% discount based on lowest price at beginning or end of the quarter	15% discount based on quarter-end price
Vesting	None (one-year holding period only)	Shares granted to represent 15% discount restricted for one year; one-year holding period for shares purchased at fair market value
Taxes — Individual	Ordinary income in amount of spread; capital gains for appreciation; taxed when shares sold	Ordinary income when restrictions lapse (83(b) election optional)
Taxes — Company	No deduction unless "disqualifying disposition"	Deduction when included in employee's income

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How does the Compensation Committee consider and determine executive and director compensation?

Chief Executive Officer. The Compensation Committee establishes the compensation level for the Chief Executive Officer, including base salary, annual cash incentive compensation, and stock-based awards. The Chief Executive Officer's compensation is reviewed annually by the Compensation Committee in conjunction with a review of his individual performance by the non-management directors, taking into account all forms of compensation, including base salary, annual cash incentive, stock options and other stock-based awards, and the value of other benefits received.

Other Executive Officers. The Compensation Committee reviews and establishes base salaries for AutoZone's executive officers other than the Chief Executive Officer based on each executive officer's individual performance during the past fiscal year and on the recommendations of the Chief Executive Officer. The Compensation Committee approves the annual cash incentive amounts for the executive officers, which are determined by objectives established by the Compensation Committee at the beginning of each fiscal year as discussed above. The actual incentive amount paid depends on performance relative to the target objectives.

The Compensation Committee approves awards of stock options to many levels of management, including executive officers. Stock options are granted to executive officers upon initial hire or promotion, and thereafter are typically granted annually in accordance with guidelines established by the Compensation Committee as discussed above. The actual grant is determined by the Compensation Committee based on the guidelines and the performance of the individual in the position. The Compensation Committee considers the recommendations of the Chief Executive Officer. The Compensation Committee also approves awards of other stock-based compensation.

Management Stock Ownership Requirement. To further reinforce AutoZone's objective of driving long-term stockholder results, AutoZone maintains a stock ownership requirement for all Executive Committee members (a total of 11 individuals at the end of fiscal 2011). Mr. Olsen is not subject to this requirement. Covered executives must attain a specified minimum level of stock ownership, based on a multiple of their base salary, within 5 years of the adoption of the requirement or the executive's placement into a covered position. Executives who are promoted into a position with a higher multiple will have an additional 3 years to attain the required ownership level. In order to calculate whether each executive meets the ownership requirement, we total the value of each executive's holdings of whole shares of stock and the intrinsic (or "in-the-money") value of vested stock options, based on the fiscal year-end closing price of AutoZone stock, and compare that value to the appropriate multiple of fiscal year-end base salary.

To encourage full participation in our equity plans, all AutoZone stock acquired under those plans is included in the executive's holdings for purposes of calculating his or her ownership. This includes vested stock options and vested shares which have restrictions on sale.

Key features of the stock ownership requirement are summarized in the table below:

Ownership Requirement	• Chief Executive Officer 5 times base salary • Executive Vice President 3 times base salary • Senior Vice President 2 times base salary
Holding Requirements	• Individuals who have not achieved the ownership requirement within the specified period will be required to hold 50% of net after-tax shares upon exercise of any stock option, and may not sell any shares of AZO. • Guidelines will no longer apply after an executive reaches age 62, in order to facilitate appropriate financial planning as retirement approaches. The Compensation Committee may waive the guidelines for any other executive at its discretion.
Ownership Definition	• Shares of stock directly owned; • Unvested Shares acquired via the Executive Stock Purchase Plan; and • Vested stock options acquired via the AutoZone Stock Option Plan (based on the "in-the-money" value).

Under AutoZone's insider trading policies, all transactions involving put or call options on the stock of AutoZone are prohibited at all times. Officers and directors and their respective family members may not directly or indirectly participate in transactions involving trading activities which by their aggressive or speculative nature may give rise to an appearance of impropriety.

What roles do the Chief Executive Officer and other executive officers play in the determination of executive compensation?

The Chief Executive Officer attends most meetings of the Compensation Committee and participates in the process by answering Compensation Committee questions about pay philosophy and by ensuring that the Compensation Committee's requests for information are fulfilled. He also assists the Compensation Committee in determining the compensation of the executive officers by providing recommendations and input about such matters as individual performance, tenure, and size, scope and complexity of their positions. The Chief Executive Officer makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations usually relate to base salary increases and stock option grants. The Chief Executive Officer also recommends pay packages for newly hired executives. Management provides the Compensation Committee with data, analyses and perspectives on market trends and annually prepares information to assist the Compensation Committee in its consideration of such recommendations. Annual incentive awards are based on achievement of business objectives set by the Compensation Committee, but the Compensation Committee may exercise negative discretion, and if it does so, it is typically in reliance on the Chief Executive Officer's assessment of an individual's performance.

The Chief Executive Officer does not make recommendations to the Compensation Committee regarding his own compensation. The Senior Vice President, Human Resources has direct discussions with the Compensation Committee Chair regarding the Compensation Committee's recommendations on the Chief Executive Officer's compensation; however, Compensation Committee discussions of specific pay actions related to the Chief Executive Officer are held outside his presence.

Does AutoZone use compensation consultants?

Neither AutoZone management nor the Compensation Committee hired executive compensation consultants during fiscal 2011. Although historically we have hired consultants to provide services from time to time, it is not our usual practice, and as discussed previously, AutoZone does not regularly engage consultants as part of our annual review and determination of executive compensation. The Compensation Committee has authority, pursuant to its charter, to hire consultants of its selection to advise it with respect to AutoZone's compensation programs, and it may also limit the use of the Compensation Committee's compensation consultants by AutoZone's management as it deems appropriate.

What are AutoZone's peer group and compensation benchmarking practices?

AutoZone reviews publicly-available data from a peer group of companies to help us ensure that our overall compensation remains competitive. The peer group data we use is from proxy filings and other published sources — it is not prepared or compiled especially for AutoZone.

We periodically review the appropriateness of this peer group. It typically has changed when such events as acquisitions and spin-offs have occurred. The peer group companies listed below, which remained unchanged in 2011, were selected in 2010 using the following criteria:

- Direct competitors;
- Companies with which we compete for talent, customers and capital; and
- Companies with revenues ranging between 50% and 200% of AutoZone's revenues.

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AutoZone Peer Group

Advance Auto Parts Inc	Dollar Tree Inc	Pep Boys Manny Moe & Jack
Barnes & Noble Inc	Family Dollar Stores Inc	PetSmart Inc
Bed Bath & Beyond Inc	Foot Locker Inc	Radioshack Corp
Brinker International Inc	Gamestop Corp.	Ross Stores Inc
Darden Restaurants Inc	Genuine Parts Co	Sherwin Williams Co
Dicks Sporting Goods Inc	Limited Brands Inc	Starbucks Corp
Dollar General Corp	O Reilly Automotive Inc	Yum Brands Inc

We do not use information from the peer group or other published sources to set targets or make individual compensation decisions. AutoZone does not engage in "benchmarking," such as targeting base salary at peer group median for a given position. Rather we use such data as context in reviewing AutoZone's overall compensation levels and approving recommended compensation actions. Broad survey data and peer group information are just two elements that we find useful in maintaining a reasonable and competitive compensation program. Other elements that we consider are individual performance, Company performance, individual tenure, position tenure, and succession planning.

What is AutoZone's policy concerning the taxation of compensation?

The Compensation Committee considers the provisions of Section 162(m) of the Internal Revenue Code which allows the Company to take an income tax deduction for compensation up to $1 million and for certain compensation exceeding $1 million paid in any taxable year to a "covered employee" as that term is defined in the Code. There is an exception for qualified performance-based compensation, and AutoZone's compensation program is designed to maximize the tax deductibility of compensation paid to executive officers, where possible. However, the Compensation Committee may authorize payments which are not deductible where it is in the best interests of AutoZone and its stockholders.

Plans or payment types which qualify as performance-based compensation include the EICP, PRSUs and stock options. Base salaries, restricted stock awards and the Executive Stock Purchase Plan grants do not qualify as performance-based under 162(m). A portion of the Chief Executive Officer's compensation which is not qualified performance-based compensation exceeded $1 million during fiscal 2011, driven by the Unvested Shares granted under the Executive Stock Purchase Plan. The impact on AutoZone of the foregone tax deduction for fiscal 2011 is immaterial. The base salaries, and any awards under the Executive Stock Purchase Plan, for each executive officer other than the Chief Executive Officer, were fully deductible in 2011, because in no case did the sum of this compensation exceed $1 million.

Section 409A of the Internal Revenue Code was created with the passage of the American Jobs Creation Act of 2004. These new tax regulations create strict rules related to non-qualified deferred compensation earned and vested on or after January 1, 2005. The Internal Revenue Service periodically releases Notices and other guidance related to Section 409A, and AutoZone continues to take actions necessary to comply with the Section's requirements by the deadlines established by the Internal Revenue Service.

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Committee") has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A"). Based on the review and discussions, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

Members of the Compensation Committee:
Earl G. Graves, Jr., Chair
Robert R. Grusky
George R. Mrkonic, Jr.
Theodore W. Ullyot

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of the Board of Directors during the 2011 fiscal year are listed above. The Compensation Committee is composed solely of independent, non-employee directors.

Compensation Program Risk Assessment

AutoZone's management conducts an annual assessment of the compensation plans and programs that apply throughout the Company, including those plans and programs in which our executives participate. The assessment, which is focused on plans and programs which are new or revised since fiscal 2010, is performed by key members of AutoZone's human resources, finance, operations, and legal teams, and entails thorough discussions of each plan's or program's design and operation. The findings are reviewed by senior management prior to being reviewed and discussed with the Compensation Committee.

Plan elements which are reviewed include participants, performance measures, performance and payout curves or formulas, how target level performance is determined (including whether any thresholds and caps exist), how frequently payouts occur, and the mix of fixed and variable compensation which the plan delivers. The plans and programs are also reviewed from the standpoint of reasonableness (e.g., how target and above-target pay levels compare to similar plans for similar populations at other companies, and how payout amounts relate to the results which generate the payment), how well the plans and programs are aligned with AutoZone's goals and objectives, and from an overall standpoint, whether these plans and programs represent an appropriate mix of short- and long-term compensation.

The purpose of these reviews is to determine whether the risks related to the design and operation of these plans and programs, if present, are reasonably likely to have a material adverse effect on the company. We believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on the company. The various mitigating factors which support this conclusion include:

- Oversight of the management incentive plan and all stock-based compensation by the Compensation Committee of the Board of Directors;
- Management oversight of key plans and programs, including approving target level payouts, setting financial and operating goals, and approving payouts;
- Administration and oversight of plans and programs by multiple functions within the Company (e.g., finance, operations and human resources);
- Interrelationship between measures (e.g., correlation between economic profit performance and appreciation in the per-share price of AutoZone's stock);
- Vesting and stock ownership requirements which encourage long-term perspectives among participants; and
- A preference for performance measures which result in payments only upon achievement of ultimate financial results.

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SUMMARY COMPENSATION TABLE

This table shows the compensation paid to the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change In Pension Value & Non-qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
William C. Rhodes III	2011	992,308	—	6,609,251	1,575,207	2,009,424	—	173,829	11,360,019
Chairman, President &	2010	920,923	—	21,335	1,159,974	1,572,937	—	134,758	3,809,927
Chief Executive Officer	2009	752,385	—	21,270	1,138,717	1,017,977	—	122,416	3,052,765
William T. Giles	2011	487,692	—	7,633	919,610	740,683	—	55,013	2,210,631
Executive Vice President,	2010	472,692	—	4,426	678,800	605,519	—	53,030	1,814,467
Finance, IT & Store Development/Chief Financial Officer	2009	458,308	—	5,858	654,762	372,055	—	39,754	1,530,737
Robert D. Olsen	2011	375,154	—	1,193,760	—	455,813	—	31,118	2,055,845
Corporate Development	2010	379,832	—	—	—	389,252	—	68,165	837,249
Officer	2009	445,385	—	—	818,453	361,564	—	57,436	1,682,838
Harry L. Goldsmith	2011	410,154	—	3,544	842,975	622,922	—	70,602	1,950,197
Executive Vice President,	2010	398,000	—	3,478	622,949	509,838	—	58,163	1,592,428
General Counsel & Secretary	2009	385,154	—	3,487	597,826	312,668	—	48,871	1,348,006
Larry M. Roesel	2011	388,077	—	—	862,134	471,514	—	44,790	1,766,515
Senior Vice President, Commercial	2010	376,346	—	—	515,544	385,681	—	40,268	1,317,839

(1) Annual incentive awards were paid pursuant to the EICP and therefore appear in the "non-equity incentive plan compensation" column of the table.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan and the 2011 Equity Plan. See "Compensation Discussion and Analysis" on page 22 for more information about these plans. See also footnotes 5 and 6 to the "Grants of Plan-Based Awards" table regarding stock awards to Messrs. Rhodes and Olsen. See Note B, Share-Based Payments, to our consolidated financial statements in our 2011 Annual Report for a description of the 2011 Equity Plan and the Executive Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with FASB ASC Topic 718.

(3) The value of stock awards and option awards was determined as required by FASB ASC Topic 718. There is no assurance that these values will be realized. See Note B, Share-Based Payments, to our consolidated financial statements in our 2011 Annual Report for details on assumptions used in the valuation.

(4) Incentive amounts were earned for the 2011 fiscal year pursuant to the EICP and were paid in October, 2011. See "Compensation Discussion and Analysis" on page 22 for more information about this plan.

(5) Our defined benefit pension plans were frozen in December 2002, and accordingly, benefits do not increase or decrease. See the Pension Benefits table on page 41 for more information. We did not provide above-market or preferential earnings on deferred compensation in 2009, 2010 or 2011.

(6) All Other Compensation includes the following:

Name		Perquisites and Personal Benefits(A)	Tax Gross-ups	Company Contributions to Defined Contribution Plans(C)	Life Insurance Premiums	Other(D)
William C. Rhodes III . . .	2011	$64,335(B)	$1,502	$100,233	$7,759	
	2010	$57,356(B)	$ 22	$ 71,291	$6,089	
	2009	$56,829(B)		$ 60,662	$4,925	
William T. Giles	2011	$ 8,414		$ 43,177	$3,422	
	2010	$17,152	$ 8	$ 32,981	$2,889	
	2009	$ 6,292		$ 31,072	$2,390	
Robert D. Olsen	2011	$18,414		$ 10,054	$2,650	
	2010	$34,036		$ 31,756	$2,373	
	2009	$25,876		$ 29,187	$2,373	
Harry L. Goldsmith	2011	$23,905		$ 36,467	$2,880	$7,350
	2010	$20,321		$ 28,067	$2,425	$7,350
	2009	$13,787		$ 26,047	$2,137	$6,900
Larry M. Roesel	2011	$11,168	$1,502	$ 30,404	$1,716	
	2010	$11,026	$ 918	$ 26,542	$1,782	

(A) Perquisites and personal benefits for all Named Executive Officers include Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, reimbursement of 401(k) fund redemption fees, Company-paid spouse travel, Company-paid long-term disability insurance premiums, and matching charitable contributions under the AutoZone Matching Gift Program.

(B) The perquisites or personal benefits which exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an executive officer are as follows:

Mr. Rhodes: In each of fiscal 2009, 2010 and 2011, $50,000 in matching charitable contributions were made under the AutoZone Matching Gift Program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive officer annually.

(C) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

(D) Represents transition payments to Mr. Goldsmith which the Company pays to certain individuals due to their age and service as of the date the AutoZone, Inc. Associates Pension Plan was frozen.

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GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding plan-based awards granted to the Company's Named Executive Officers during the 2011 fiscal year.

Name	Equity Plans Grant Date	Estimated Future Payments Under Nonequity Incentive Plans(1)			Estimated Future Payouts Under Equity Incentive Plan Awards		All other Stock Awards: Number of shares of Stock or Units (#)(2)	All other Option Awards: Number of securities underlying options (#)(3)	Exercise or base price of option awards ($)	Closing price on date of grant for option awards, if different ($)(4)	Grant date fair value of stock and option awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Maximum (#)					
William C. Rhodes III		500,000	1,000,000	N/A							
	9/28/2010							24,400	228.20	230.56	1,575,207
	9/30/2010						3				687
	12/15/2010				20,000(5)	25,000(5)					6,563,750
	12/31/2010						84				22,898
	3/31/2011						37				10,122
	6/30/2011						40				11,794
											8,184,458
William T. Giles		183,750	367,500	N/A							
	9/28/2010							14,400	225.74	228.20	919,610
	12/31/2010						16				4,361
	3/31/2011						6				1,641
	6/30/2011						6				1,769
											927,381
Robert D. Olsen		113,100	226,200	N/A							
	1/25/2011						4,800(6)				1,193,760
											1,193,760
Harry L. Goldsmith		154,500	309,000	N/A							
	9/28/2010							13,200	225.74	228.20	842,975
	12/31/2010						13				3,544
											846,519
Larry M. Roesel		117,000	234,000	N/A							
	9/28/2010							13,500	225.74	228.20	862,134
											862,134

(1) Represents potential threshold, target and maximum incentive compensation for the 2011 fiscal year under the EICP based on each officer's salary on the date the 2011 fiscal year targets were approved. The amounts actually paid for the 2011 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the EICP which is 50% of the target amount. There is no overall percentage maximum; however, awards paid to any individual pursuant to the EICP may not exceed $4 million. See "Compensation Discussion and Analysis" at page 22 and the discussion following this table for more information on the EICP.

(2) Unless otherwise noted, represents shares awarded pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" at page 22 and the discussion following this table for more information on the Executive Stock Purchase Plan.

(3) Represents options awarded pursuant to the AutoZone, Inc. 2006 Stock Option Plan and the 2011 Equity Plan. See "Compensation Discussion and Analysis" at page 22 and the discussion following this table for more information on equity plans.

(4) Under the 2006 Stock Option Plan and the 2011 Equity Plan, stock option awards are made at the fair market value of common stock as of the grant date, defined as the closing price on the trading day previous to the grant date in the 2006 Stock Option Plan and the closing price on the grant date in the 2011 Equity Plan.

(5) Represents a grant of performance restricted stock units pursuant to the 2011 Equity Plan. See "Compensation Discussion and Analysis" on page 22 and the discussion following this table for more information about the 2011

Equity Plan. The performance restricted stock units are presented at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(6) Represents a restricted stock award pursuant to the 2011 Equity Plan. The restricted stock award is presented at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Discussion of Plan-Based Awards Table

Executive Incentive Compensation Plan. The EICP is intended to be a performance-based compensation plan under Section 162(m) of the Internal Revenue Code. The Company's executive officers, as determined by the Compensation Committee of the Board of Directors, are eligible to participate in the EICP. At the beginning of each fiscal year, the Compensation Committee establishes a goal, which may be a range from a minimum to a maximum attainable bonus, based on one or more of the following measures:

- Earnings
- Earnings per share
- Sales
- Market share
- Operating or net cash flows
- Pre-tax profits
- Earnings before interest and taxes (EBIT)
- Return on invested capital
- Economic value added
- Return on inventory
- EBIT margin
- Sales per square foot
- Comparable store sales

The EICP provides that the goal may be different for different executives. The goals can change annually to support our business objectives. After the end of each fiscal year, the Compensation Committee must certify the attainment of goals under the EICP and direct the amount to be paid to each participant in cash. See "Compensation Discussion and Analysis" on page 22 for more information about the EICP.

Executive Stock Purchase Plan. The Executive Stock Purchase Plan permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan. For more information about the Executive Stock Purchase Plan, see "Compensation Discussion and Analysis" on page 22.

Stock Options. Stock options are awarded to many levels of management, including executive officers, to align the long-term interests of AutoZone's management and our stockholders. During the 2011 fiscal year, 566 AutoZone employees received stock options. The stock options shown in the table were granted pursuant to the AutoZone, Inc. 2006 Stock Option Plan ("2006 Stock Option Plan"); effective January 1, 2011, all stock options will be granted under the 2011 Equity Plan (collectively, the "Equity Plans.").

Both incentive stock options and non-qualified stock options, or a combination of both, can be granted under the Equity Plans. Incentive stock options have a maximum term of ten years, and non-qualified stock options have a maximum term of ten years and one day. Options granted during the 2011 fiscal year vest in one-fourth increments over a four-year period. All options granted under the Equity Plans have an exercise price equal to the fair market value of AutoZone common stock on the date of grant, which is defined in the 2006 Stock Option Plan as the closing price on the trading day previous to the grant date and in the 2011 Equity Plan as the closing price on the grant date. Option repricing is expressly prohibited by the terms of the Equity Plans.

Each grant of stock options is governed by the terms of a Stock Option Agreement entered into between the Company and the executive officer at the time of the grant. The Stock Option Agreements provide vesting schedules and other terms of the grants in accordance with the applicable Equity Plan.

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Performance Restricted Stock Units. On December 15, 2010, Mr. Rhodes received a grant of 25,000 performance restricted stock units pursuant to the 2011 Equity Plan, all or a portion of which will be earned and vest if AutoZone's stock price or earnings per share reach certain levels by 2015 or 2016. See "Compensation Discussion and Analysis" at page 22 for more information about this award.

Restricted Stock Awards. On January 25, 2011, Mr. Olsen received a grant of 4,800 shares of restricted stock, which will be earned and vest in 50% increments on the second and third anniversaries of the grant, assuming Mr. Olsen remains an AutoZone employee. See "Compensation Discussion and Analysis" at page 22 for more information about this award.

Under the 2011 Equity Plan, participants may receive equity-based compensation in the form of stock appreciation rights, restricted shares, restricted share units, dividend equivalents, deferred stock, stock payments, performance share awards and other incentive awards structured by the Compensation Committee and the Board within parameters set forth in the Plan.

The aggregate number of shares of AutoZone common stock available for equity grants pursuant to the Plan will be reduced by two shares for every share delivered in settlement of an award other than (i) a stock option, (ii) a stock appreciation right or (iii) any other award for which the holder pays the intrinsic value existing as of the date of grant (such awards, "Full Value Awards"). To the extent that any award other than a Full Value Award is forfeited, expires or is settled in cash without the delivery of shares to the holder, then any shares subject to the award will again be available for the grant of an award pursuant to the Plan; if such forfeited, expired or cash-settled award is a Full Value Award, then the number of shares available under the Plan will be increased by two shares for each share subject to the award that is forfeited, expired or cash-settled. However, shares tendered or withheld in payment of the exercise price of an option or in satisfaction of any tax withholding obligations with respect to an award, shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof, and shares purchased on the open market with the cash proceeds from the exercise of options, will not again be available for the grant of an award pursuant to the Plan. Any shares of restricted stock repurchased by AutoZone at the same price paid by the participant, so that such shares are returned to AutoZone, will again be available for awards granted pursuant to the Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding stock option awards under the 2006 Stock Option Plan and the Third Amended and Restated AutoZone, Inc. 1996 Stock Option Plan ("1996 Stock Option Plan"), outstanding equity awards under the 2011 Equity Plan, and unvested shares under the Executive Stock Purchase Plan for the Company's Named Executive Officers as of August 27, 2011:

		Option Awards				Stock Awards	
		Number of securities underlying unexercised options(1)					
Name	**Grant Date**	**Exercisable**	**Unexercisable**	**Option Exercise Price**	**Option Expiration Date**	**Number of shares of stock that have not vested(2)**	**Market value of shares of stock that have not vested(3)**
William C. Rhodes III	03/13/05	50,000	0	$ 98.30	03/14/15		
	10/15/05	1,000	0	$ 82.00	10/15/15		
	10/15/05	49,000	0	$ 82.00	10/16/15		
	09/26/06	1,500	0	$103.44	09/26/16		
	09/26/06	43,500	0	$103.44	09/27/16		
	09/25/07	28,950	9,650	$115.38	09/26/17		
	09/25/07	1,050	350	$115.38	09/25/17		
	09/22/08	16,000	16,000	$130.79	09/23/18		
	09/29/09	6,625	19,875	$142.77	09/30/19		
	09/29/09	125	375	$142.77	09/29/19		
	09/29/10	0	23,700	$228.20	09/30/20		
	09/29/10	0	700	$228.20	09/29/20		
	09/30/10					3	$ 904
	12/15/10					25,000(4)	$7,532,500
	12/31/10					84	$ 25,309
	03/31/11					37	$ 11,148
	06/30/11					40	$ 12,052
Totals		**197,750**	**70,650**			**25,164**	**$7,581,913**
William T. Giles	06/06/06	20,000	0	$ 89.76	06/07/16		
	09/26/06	2,000	0	$103.44	09/26/16		
	09/26/06	23,000	0	$103.44	09/27/16		
	09/25/07	16,050	5,350	$115.38	09/26/17		
	09/25/07	1,200	400	$115.38	09/25/17		
	09/22/08	9,200	9,200	$130.79	09/23/18		
	09/29/09	3,950	11,850	$142.77	09/30/19		
	09/28/10	0	13,500	$225.74	09/29/20		
	09/28/10	0	900	$225.74	09/28/20		
	12/31/10					16	$ 4,821
	03/31/11					6	$ 1,808
	06/30/11					6	$ 1,808
Totals		**75,400**	**41,200**			**28**	**$ 8,437**
Robert D. Olsen	09/05/03	23,200	0	$ 89.18	09/06/13		
	09/28/04	20,000	0	$ 75.64	09/29/14		
	04/07/05	5,000	0	$ 86.55	04/08/15		
	10/15/05	250	0	$ 82.00	10/15/15		
	10/15/05	21,500	0	$ 82.00	10/16/15		
	09/26/06	750	0	$103.44	09/26/16		
	09/26/06	23,500	0	$103.44	09/27/16		
	09/25/07	16,200	5,400	$115.38	09/26/17		
	09/25/07	1,050	350	$115.38	09/25/17		
	09/22/08	11,500	11,500	$130.79	09/23/18		
	01/25/11					4,800(5)	$1,446,240
Totals		**122,950**	**17,250**			**4,800**	**$1,446,240**

Proxy

Name	Grant Date	Option Awards: Number of securities underlying unexercised options(1) Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards: Number of shares of stock that have not vested(2)	Market value of shares of stock that have not vested(3)
Harry L. Goldsmith	09/28/04	20,000	0	$ 75.64	09/29/14		
	04/07/05	10,000	0	$ 86.55	04/08/15		
	10/15/05	21,500	0	$ 82.00	10/16/15		
	09/26/06	23,500	0	$103.44	09/27/16		
	09/25/07	14,700	4,900	$115.38	09/26/17		
	09/25/07	1,050	350	$115.38	09/25/17		
	09/22/08	8,400	8,400	$130.79	09/23/18		
	09/29/09	3,500	10,500	$142.77	09/30/19		
	09/29/09	125	375	$142.77	09/29/19		
	09/28/10	0	12,500	$225.74	09/29/20		
	09/28/10	0	700	$225.74	09/28/20		
	12/31/09					13	$3,917
Totals		**102,775**	**37,725**			**13**	**$3,917**
Larry M. Roesel	04/09/07	5,000	0	$129.63	04/10/17		
	09/25/07	0	3,875	$115.38	09/26/17		
	09/25/07	1,500	500	$115.38	09/25/17		
	09/22/08	6,600	6,600	$130.79	09/23/18		
	09/22/08	400	400	$130.79	09/22/18		
	09/29/09	2,900	8,700	$142.77	09/30/19		
	09/29/09	100	300	$142.77	09/29/19		
	09/28/10	0	13,500	$225.74	09/29/20		
Totals		**16,500**	**33,875**				

(1) Stock options vest annually in one-fourth increments over a four-year period. Both incentive stock options and non-qualified stock options have been awarded.

(2) Unless otherwise noted, represents shares acquired pursuant to unvested share options granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan, and will vest immediately upon a participant's termination of employment without cause or the participant's death, disability or retirement.

(3) Based on the closing price of AutoZone common stock on August 26, 2011 ($301.30 per share).

(4) Represents a grant of performance restricted stock units pursuant to the 2011 Equity Plan.

(5) Represents a restricted stock award pursuant to the 2011 Equity Plan.

Proxy

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's Named Executive Officers during the fiscal year ended August 27, 2011:

Name	Option Awards		Stock Awards	
	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
William C. Rhodes III	55,200	10,247,466	134	36,445
	1,800	—(3)	—	—
William T. Giles	20,000	4,076,554	28	7,633
Robert D. Olsen	—	—	—	—
Harry L. Goldsmith	43,200	7,890,159	22	5,997
	1,500	—(3)	—	—
Larry M. Roesel	7,750	912,118	—	—

(1) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 22 for more information about this plan.

(2) Based on the closing price of AutoZone common stock on the vesting date.

(3) Represents shares acquired, and subsequently retained, upon exercise of Incentive Stock Options. The value of the shares, based on the August 26, 2011 closing price of $301.30, is shown in the table below.

Name	ISO shares acquired on exercise (#)	Value as of fiscal year end ($)
William C. Rhodes III	1,800	542,340
Harry L. Goldsmith	1,500	451,950

PENSION BENEFITS

The following table sets forth information regarding pension benefits for the Company's Named Executive Officers as of August 27, 2011:

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
William C. Rhodes III	AutoZone, Inc. Associates Pension Plan	7	61,639	—
	AutoZone, Inc. Executive Deferred Compensation Plan		37,138	—
William T. Giles	N/A			—
Robert D. Olsen	AutoZone, Inc. Associates Pension Plan	7	109,544	—
	AutoZone, Inc. Executive Deferred Compensation Plan		115,592	—
Harry L. Goldsmith	AutoZone, Inc. Associates Pension Plan	9	164,609	—
	AutoZone, Inc. Executive Deferred Compensation Plan		197,264	—
Larry M. Roesel	N/A			—

Proxy

(1) As the plan benefits were frozen as of December 31, 2002, there is no service cost and increases in future compensation levels no longer impact the calculations. The benefit of each participant is accrued based on a funding formula computed by our independent actuaries, Mercer. See Note K, Pension and Savings Plans, to our consolidated financial statements in our 2011 Annual Report for a discussion of our assumptions used in determining the present value of the accumulated pension benefits.

Prior to January 1, 2003, substantially all full-time AutoZone employees were covered by a defined benefit pension plan, the AutoZone, Inc. Associates Pension Plan (the "Pension Plan"). The Pension Plan is a traditional defined benefit pension plan which covered full-time AutoZone employees who were at least 21 years old and had completed one year of service with the Company. The benefits under the Pension Plan were based on years of service and the employee's highest consecutive five-year average compensation. Compensation included total annual earnings shown on Form W-2 plus any amounts directed on a tax-deferred basis into Company-sponsored benefit plans, but did not include reimbursements or other expense allowances, cash or non-cash fringe benefits, moving expenses, non-cash compensation (regardless of whether it resulted in imputed income), long-term cash incentive payments, payments under any insurance plan, payments under any weekly-paid indemnity plan, payments under any long term disability plan, nonqualified deferred compensation, or welfare benefits.

AutoZone also maintained a supplemental defined benefit pension plan for certain highly compensated employees to supplement the benefits under the Pension Plan as part of our Executive Deferred Compensation Plan (the "Supplemental Pension Plan"). The purpose of the Supplemental Pension Plan was to provide any benefit that could not be provided under the qualified plan due to IRS limitations on the amount of salary that could be recognized in the qualified plan. The benefit under the Supplemental Pension Plan is the difference between (a) the amount of benefit determined under the Pension Plan formula but using the participant's total compensation without regard to any IRS limitations on salary that can be recognized under the qualified plan, less (b) the amount of benefit determined under the Pension Plan formula reflecting the IRS limitations on compensation that can be reflected under a qualified plan.

In December 2002, both the Pension Plan and the Supplemental Pension Plan were frozen. Accordingly, all benefits to all participants in the Pension Plan were fixed and could not increase, and no new participants could join the plans.

Annual benefits to the Named Executive Officers are payable upon retirement at age 65. Sixty monthly payments are guaranteed after retirement. The benefits will not be reduced by Social Security or other amounts received by a participant. The basic monthly retirement benefit is calculated as 1% of average monthly compensation multiplied by a participant's years of credited service. Benefits under the Pension Plan may be taken in one of several different annuity forms. The actual amount a participant would receive depends upon the payment method chosen.

A participant in the Pension Plan is eligible for early retirement under the plan if he or she is at least 55 years old AND was either (a) a participant in the original plan as of June 19, 1976; or (b) has completed at least ten (10) years of service for vesting (i.e. years in which the participant worked at least 1,000 hours after becoming a Pension Plan participant). The early retirement date will be the first of any month after the participant meets these requirements and chooses to retire. Benefits may begin immediately, or the participant may elect to begin receiving them on the first of any month between the date he or she actually retires and the normal retirement date. If a participant elects to begin receiving an early retirement benefit before the normal retirement date, the amount of the accrued benefit will be reduced according to the number of years by which the start of benefits precedes the normal retirement date. Mr. Goldsmith is eligible for early retirement under the Pension Plan.

Messrs. Rhodes, Olsen and Goldsmith are participants in the Pension Plan and the Supplemental Pension Plan. No named officers received payment of a retirement benefit in fiscal 2011.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information regarding nonqualified deferred compensation for the Company's Named Executive Officers as of and for the year ended August 27, 2011.

Name	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate withdrawals / distributions ($)	Aggregate Balance at Last FYE ($)
William C. Rhodes III	Executive Deferred Compensation Plan	521,984	91,425	236,625	—	2,863,968
William T. Giles	Executive Deferred Compensation Plan	37,703	33,513	16,828	(83,940)	187,853
Robert D. Olsen	Executive Deferred Compensation Plan	12,325	—	24,293	—	445,924
Harry L. Goldsmith	Executive Deferred Compensation Plan	45,977	26,667	22,998	(55,441)	312,058
Larry M. Roesel	Executive Deferred Compensation Plan	128,646	20,804	7,435	(43,655)	306,613

(1) Represents contributions by the Named Executive Officers under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the Named Executive Officers in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the Named Executive Officers in the Summary Compensation Table.

(3) Represents the difference between the aggregate balance at end of fiscal 2011 and the end of fiscal 2010, excluding (i) contributions made by the executive officer and the Company during fiscal 2011 and (ii) any withdrawals or distributions during fiscal 2011. None of the earnings in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher based in the United States are eligible to participate in the EDCP after their first year of employment with the Company. As of August 27, 2011, there were 43 such officers of the Company. The EDCP is a nonqualified plan that allows officers to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and bonus, minus deferrals under the 401(k) plan. The Company matches 100% of the first 3% of deferred compensation and 50% of the next 2% deferred. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

Proxy

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our Named Executive Officers may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Agreement with Mr. Rhodes

In February 2008, Mr. Rhodes and AutoZone entered into an agreement (the "Agreement") providing that if Mr. Rhodes' employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary, a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Mr. Rhodes had been paying for such coverage during his employment. The Agreement further provides that Mr. Rhodes will not compete with AutoZone or solicit its employees for a three-year period after his employment with AutoZone terminates.

Executive Officer Agreements (Messrs. Giles and Roesel)

In February 2008, AutoZone's executive officers who do not have written employment agreements, including Messrs. Giles and Roesel, entered into agreements ("Severance and Non-Compete Agreements") with the Company providing that if their employment is involuntarily terminated without cause, and if they sign an agreement waiving certain legal rights, they will receive severance benefits in the form of salary continuation for a period of time ranging from 12 months to 24 months, depending on their length of service at the time of termination. Mr. Giles presently has five years of service and Mr. Roesel has four.

Years of Service	Severance Period
0 – 1	12 months
2 – 5	18 months
Over 5	24 months

The executives will also receive a lump sum prorated share of their annual bonus incentive when such incentives are paid to similarly-situated executives. Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

The Severance and Non-Compete Agreement further provides that the executive will not compete with AutoZone or solicit its employees for a two-year period after his or her employment with AutoZone terminates.

Employment Agreement (Messrs. Goldsmith and Olsen)

Mr. Goldsmith's and Mr. Olsen's employment agreements (each an "Employment Agreement") were amended and restated on December 29, 2008, to bring them into compliance with Section 409A of the Internal Revenue Code. The Employment Agreements originally dated 1999 and 2000, respectively, continue until terminated either by the executive or by AutoZone. Mr. Olsen's Employment Agreement was further amended on September 29, 2009.

If an Employment Agreement is terminated by AutoZone for cause, or by the executive for any reason, the executive will cease to be an employee, and will cease to receive salary, bonus, and other benefits. "Cause" is defined as the willful engagement in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise. No act or failure to act will be considered "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of AutoZone.

If an Employment Agreement is terminated by AutoZone without cause, and the executive experiences a "separation from service" (within the meaning of Section 409A and related regulations), Mr. Goldsmith will receive certain benefits for three years after the termination date and Mr. Olsen will receive certain benefits for one year after the termination date (each, a "Continuation Period"). Each executive will receive his then-current base salary during his Continuation Period, and will receive a prorated bonus for the fiscal year in which he was terminated, but no bonuses thereafter. Each executive's stock options that would have vested during his Continuation Period will immediately vest on his termination date, and all vested stock options may be exercised in accordance with the respective stock option agreements until the first to occur of (i) 30 days after the end of his Continuation Period or (ii) the expiration of the respective stock option agreement, without regard to any possible early expiration resulting from the executive's termination. Medical, dental and vision benefit coverage under an AutoZone group health plan will continue for a period of time equal to the sum of the executive's maximum COBRA coverage period plus his Continuation Period. Each executive will also receive a lump sum payment equal to a multiple of the total aggregate annual COBRA premium costs for group medical, dental and vision benefit coverage for himself and his dependents as in effect immediately prior to his termination. This multiple for Mr. Goldsmith is 3X and for Mr. Olsen is 1X.

Each executive agrees to release AutoZone from any and all obligations other than those set forth in his Employment Agreement. If either executive is terminated from his position by AutoZone, or by the executive for reasons other than a change in control, then the executive will be prohibited from competing against AutoZone or hiring AutoZone employees for a period of time equal to his Continuation Period. "Change in control" in each Employment Agreement means either the acquisition of a majority of AutoZone's voting securities by or the sale of substantially all of AutoZone's assets to a non-affiliate of the company.

Equity Plans

All outstanding, unvested stock options, including those held by the Named Executive Officers, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested share options under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The plan defines "disability, "cause," and "normal retirement date."

Under Mr. Rhodes' Performance-Based Restricted Stock Units Award Agreement, described on page 28, any Restricted Stock Units that have been earned (i.e., the performance conditions have been met) but have not become vested, will become vested and will be paid in shares of AutoZone common stock as soon as practicable after the date of Mr. Rhodes' termination of employment by the Company without cause (as defined in the award agreement) or due to his death or disability. Any Restricted Stock Units which have not been earned as of the date on which Mr. Rhodes' employment with AutoZone terminates for any reason shall not become vested.

Life Insurance

AutoZone provides all salaried employees in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock compensation and gains realized from stock option exercises, but include salary and incentive compensation received. Additionally, salaried employees are eligible to purchase additional life insurance subject to insurability above certain amounts. The maximum benefit of the company-paid and the additional coverage combined is $5,000,000. All of the Named Executive Officers are eligible for this benefit.

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings. Mr. Goldsmith is only covered under the group long-term disability program, under which he is eligible to receive 70% of monthly earnings to a maximum benefit of $30,000 per month.

The following table shows the amounts that the Named Executive Officers would have received if their employment had been terminated under specified circumstances on August 27, 2011. This table does not include amounts related to the Named Executive Officers' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or For Cause Termination ($)	Involuntary Termination Not For Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
William C. Rhodes, III(1)						
Severance Pay	—	2,990,000	—	—	—	—
Annual Incentive	—	2,009,424	—	2,009,424	2,009,424	2,009,424
Benefits Continuation	—	11,208	—	—	2,345	—
Unvested Stock Options	—	—	—	—	9,581,233	—
Unvested Stock Awards	—	49,413	—	49,413	49,413	49,413
Disability Benefits	—	—	—	6,960,000	—	—
Life Insurance Benefits	—	—	—	—	5,000,000	—
Total	**—**	**5,060,045**	**—**	**7,009,413**	**14,632,991**	**49,413**
William T. Giles(2)						
Severance Pay	—	980,000	—	—	—	—
Annual Incentive	—	740,683	—	740,683	740,683	740,683
Benefits Continuation	—	12,663	—	—	2,345	—
Unvested Stock Options	—	—	—	—	5,604,377	—
Unvested Stock Awards	—	8,437	—	8,437	8,437	8,437
Disability Benefits	—	—	—	4,920,000	—	—
Life Insurance Benefits	—	—	—	—	2,166,000	—
Total	**—**	**1,741,783**	**—**	**5,669,120**	**8,521,842**	**749,120**
Robert D. Olsen(3)						
Salary Continuation	—	377,000	—	—	—	—
Annual Incentive	—	455,813	—	455,813	455,813	455,813
Benefits Continuation	—	14,265	—	—	2,345	—
Unvested Stock Options	—	3,029,905	—	—	3,029,905	—
Unvested Stock Awards	—	1,446,240	—	1,446,240	1,446,240	—
Disability Benefits	—	—	—	2,610,000	—	—
Life Insurance Benefits	—	—	—	—	1,514,000	—
Total	**—**	**5,323,223**	**—**	**4,512,053**	**6,448,303**	**455,813**
Harry L. Goldsmith(3)						
Salary Continuation	—	1,236,000	—	—	—	—
Annual Incentive	—	622,922	—	622,922	622,922	622,922
Benefits Continuation	—	28,142	—	—	2,424	—
Unvested Stock Options	—	5,129,770	—	—	5,129,770	—
Unvested Stock Awards	—	3,917	—	3,917	3,917	3,917
Disability Benefits	—	—	—	2,040,000	—	—
Life Insurance Benefits	—	—	—	—	1,824,000	—
Total	**—**	**7,020,751**	**—**	**2,666,839**	**7,583,033**	**626,839**
Larry M. Roesel(2)						
Severance Pay	—	585,000	—	—	—	—
Annual Incentive	—	471,514	—	471,514	471,514	471,514
Benefits Continuation	—	11,208	—	—	2,345	—
Unvested Stock Options	—	—	—	—	4,453,800	—
Disability Benefits	—	—	—	4,170,000	—	—
Life Insurance Benefits	—	—	—	—	1,000,000	—
Total	**—**	**1,067,722**	**—**	**4,641,514**	**5,927,659**	**471,514**

Proxy

(1) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflects the terms of Mr. Rhodes' Agreement described above. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Annual Incentive is shown at actual annual incentive amount for the 2011 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Giles and Mr. Roesel under the Severance and Non-Compete Agreements described above. Annual Incentive is shown at actual annual incentive amount for the 2011 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(3) Salary Continuation, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Goldsmith and Mr. Olsen under the terms of their respective Employment Agreements described above. Annual Incentive is shown at actual annual incentive amount for the 2011 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Upon disability, death or normal retirement, a prorated bonus is paid in accordance with Company policy. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Additionally, Messrs. Goldsmith's and Olsen's Employment Agreements provides that in the event of their termination by AutoZone without cause, stock options that would have vested during their "continuation period" (three years for Mr. Goldsmith and one year for Mr. Olsen) vest immediately upon their termination date. Unvested stock awards are share options under the Executive Stock Purchase Plan which vest upon involuntary termination not for cause, disability, death or normal retirement. For Mr. Olsen, unvested stock awards also include unvested restricted stock awards, which vest upon involuntary termination not for cause, disability, or death. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

Related Party Transactions

Our Board has adopted a Related Person Transaction Policy (the "Policy") which requires the Audit Committee of the Board to review and approve or ratify all Related Person Transactions. The Audit Committee is to consider all of the available relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties generally. Related Person Transactions must also comply with the policies and procedures specified in our Code of Ethics and Business Conduct and Corporate Governance Principles, as described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the Securities and Exchange Commission, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. "Related Persons" include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has adopted a Code of Business Conduct (the "Code of Conduct") that applies to the Company's directors, officers and employees. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Our Board has also adopted a Code of Ethical Conduct for Financial Executives (the "Financial Code of Conduct") that applies to the Company's officers and employees who hold the position of principal executive officer, principal financial officer, principal accounting officer or controller as well as to Company's officers and employees who perform similar functions ("Financial Executives"). The Financial Code of Conduct requires the Financial Executives to, among other things, report any actual or apparent conflict of interest between personal or professional relationships involving Company management and any other Company employee with a role in financial reporting disclosures or internal controls. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

We have concluded there are no material related party transactions or agreements that were entered into during the fiscal year ended August 27, 2011 and through the date of this proxy statement requiring disclosure under these policies.

Equity Compensation Plans

Equity Compensation Plans Approved by Stockholders

Our stockholders have approved the 2011 Equity Plan, 2006 Stock Option Plan, 1996 Stock Option Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan, the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan.

Equity Compensation Plans Not Approved by Stockholders

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were approved by the Board, but were not submitted for approval by the stockholders as then permitted under the rules of the New York Stock Exchange. Both of these plans were terminated in December 2002 and were replaced by the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan, respectively, after the stockholders approved them. No further grants can be made under the terminated plans. However, any grants made under these plans will continue under the terms of the grant made. Only treasury shares are issued under the terminated plans.

Under the Second Amended and Restated Director Compensation Plan, a non-employee director could receive no more than one-half of the annual retainer and meeting fees immediately in cash, and the remainder of the fees were taken in common stock or deferred in stock appreciation rights.

Under the Fourth Amended and Restated 1998 Director Stock Option Plan, on January 1 of each year, each non-employee director received an option to purchase 1,500 shares of common stock, and each non-employee

Proxy

director who owned common stock worth at least five times the annual fee paid to each non-employee director on an annual basis received an additional option to purchase 1,500 shares of common stock. In addition, each new director received an option to purchase 3,000 shares upon election to the Board, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants were made at the fair market value as of the grant date.

Summary Table

The following table sets forth certain information as of August 27, 2011, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders ..	2,670,371	$106.52	3,345,962
Equity compensation plans not approved by security holders ..	14,284	$ 54.81	0
Total	2,684,655	$106.25	3,345,962

Section 16(a) Beneficial Ownership Reporting Compliance

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the Securities and Exchange Commission and the New York Stock Exchange relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner. Copies of the insider trading reports can be found on the AutoZone corporate website at www.autozoneinc.com.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Stockholder proposals for inclusion in the Proxy Statement for the Annual Meeting in 2012 must be received by June 26, 2012. In accordance with our Bylaws, stockholder proposals received after August 16, 2012, but by September 15, 2012, may be presented at the Annual Meeting, but will not be included in the Proxy Statement. Any stockholder proposal received after September 15, 2012, will not be eligible to be presented for a vote to the stockholders in accordance with our Bylaws. Any proposals must be mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198.

ANNUAL REPORT

A copy of our Annual Report is being mailed with this Proxy Statement to all stockholders of record.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 24, 2011


AutoZone

form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 27, 2011, or

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______.

Commission file number 1-10714


AutoZone®

AUTOZONE, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**62-1482048** (I.R.S. Employer Identification No.)
123 South Front Street, Memphis, Tennessee (Address of principal executive offices)	**38103** (Zip Code)

(901) 495-6500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

10-K

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $7,312,576,491.

The number of shares of Common Stock outstanding as of October 17, 2011, was 39,888,099.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 27, 2011, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 14, 2011, are incorporated by reference into Part III.

10-K

TABLE OF CONTENTS

10-K

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation: credit market conditions; the impact of recessionary conditions; competition; product demand; the ability to hire and retain qualified employees; consumer debt levels; inflation; weather; raw material costs of our suppliers; energy prices; war and the prospect of war, including terrorist activity; construction delays; access to available and feasible financing; and changes in laws or regulations. Certain of these risks are discussed in more detail in the Risk Factors section contained in Item 1A under Part I of this Annual Report on Form 10-K for the year ended August 27, 2011, and these Risk Factors should be read carefully. Forward-looking statements are not guarantees of future performance and actual results; developments and business decisions may differ from those contemplated by such forward-looking statements, and events described above and in the Risk Factors could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may materially differ from anticipated results.

PART I

Item 1. Business

Introduction

AutoZone, Inc. ("AutoZone," the "Company," "we," "our" or "us") is the nation's leading retailer and a leading distributor of automotive replacement parts and accessories. We began operations in 1979 and at August 27, 2011 operated 4,534 stores in the United States, including Puerto Rico, and 279 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 27, 2011, in 2,659 of our domestic stores, we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. We also sell the ALLDATA brand automotive diagnostic and repair software through www.alldata.com and www.alldatadiy.com. Additionally, we sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. We do not derive revenue from automotive repair or installation services.

At August 27, 2011, our stores were in the following locations:

	Store Count
Alabama	98
Arizona	119
Arkansas	59
California	478
Colorado	67
Connecticut	37
Delaware	13
Florida	233
Georgia	180
Idaho	19
Illinois	221
Indiana	144
Iowa	23
Kansas	38
Kentucky	84
Louisiana	112
Maine	6
Maryland	45
Massachusetts	71
Michigan	155
Minnesota	30
Mississippi	85
Missouri	104
Montana	1
Nebraska	14
Nevada	53
New Hampshire	20
New Jersey	70
New Mexico	62
New York	129
North Carolina	181
North Dakota	1
Ohio	233
Oklahoma	67
Oregon	34
Pennsylvania	121
Puerto Rico	27
Rhode Island	15

South Carolina	79
South Dakota	2
Tennessee	157
Texas	547
Utah	40
Vermont	1
Virginia	101
Washington	69
Washington, DC	6
West Virginia	26
Wisconsin	52
Wyoming	5
Total Domestic	4,534
Mexico	279
Total	4,813

Marketing and Merchandising Strategy

We are dedicated to providing customers with superior service and trustworthy advice as well as quality automotive parts and products at a great value in conveniently located, well-designed stores. Key elements of this strategy are:

Customer Service

Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners (employees) should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts and warranties that are offered by us or our vendors on many of the parts that we sell. The wide area network in our stores helps us expedite credit or debit card and check approval processes, locate parts at neighboring AutoZone stores, including our hub stores, and in some cases, place special orders directly with our vendors.

Our stores generally open at 7:30 or 8 a.m. and close between 8 and 10 p.m. Monday through Saturday and typically open at 9 a.m. and close between 6 and 9 p.m. on Sunday. However, some stores are open 24 hours, and some have extended hours of 6 or 7 a.m. until midnight seven days a week.

We also provide specialty tools through our Loan-A-Tool program. Customers can borrow a specialty tool, such as a steering wheel puller, for which a do-it-yourself ("DIY") customer or a repair shop would have little or no use other than for a single job. AutoZoners also provide other free services, including check engine light readings where allowed by law, battery charging, the collection of used oil for recycling, and the testing of starters, alternators, batteries, sensors and actuators.

Merchandising
The following tables show some of the types of products that we sell by major category of items:

Failure	Maintenance	Discretionary
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Batteries & Accessories	Brake Drums, Rotors, Shoes & Pads	Cell Phone Accessories
Belts & Hoses	Chemicals, including Brake & Power Steering Fluid, Oil & Fuel Additives	Drinks & Snacks
Carburetors	Oil & Transmission Fluid	Floor Mats & Seat Covers
Chassis	Oil, Air, Fuel & Transmission Filters	Mirrors
Clutches	Oxygen Sensors	Performance Products
CV Axles	Paint & Accessories	Protectants & Cleaners
Engines	Refrigerant & Accessories	Seat Covers
Fuel Pumps	Shock Absorbers & Struts	Sealants & Adhesives
Fuses	Spark Plugs & Wires	Steering Wheel Covers
Ignition	Windshield Wipers	Stereos & Radios
Lighting		Tools
Mufflers		Wash & Wax
Starters & Alternators		
Water Pumps		
Radiators		
Thermostats		

We believe that the satisfaction of DIY customers and professional technicians is often impacted by our ability to provide specific automotive products as requested. Each store carries the same basic products, but we tailor our inventory to the makes and models of the vehicles in each store's trade area. Our hub stores carry a larger assortment of products that are delivered to local satellite stores. We are constantly updating the products we offer to ensure that our inventory matches the products our customers need or desire.

10-K

Pricing
We want to be perceived by our customers as the value leader in our industry, by consistently providing quality merchandise at the right price, backed by a satisfactory warranty and outstanding customer service. For many of our products, we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key differentiating component versus our competitors is our exclusive line of in-house brands, which includes the Valucraft, AutoZone, Duralast and Duralast Gold brands. We believe that our overall value compares favorably to that of our competitors.

Brand Marketing: Advertising and Promotions
We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so that we can build long-lasting, loyal relationships. We utilize promotions, advertising, and loyalty card programs primarily to advise customers about the overall importance of vehicle maintenance, our great value and the availability of high quality parts. Broadcast and internet media are our primary advertising methods of driving traffic to our stores. We utilize in-store signage, creative product placement and promotions to help educate customers about products that they need.

Store Design and Visual Merchandising
We design and build stores for high visual impact. The typical AutoZone store utilizes colorful exterior and interior signage, exposed beams and ductwork and brightly lit interiors. Maintenance products, accessories and non-automotive items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and shelves.

Commercial

Our commercial sales program operates in a highly fragmented market, and we are one of the leading distributors of automotive parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts in the United States and Puerto Rico. As a part of the program, we offer credit and delivery to our commercial customers, as well as direct commercial sales through www.autozonepro.com. The program operated out of 2,659 domestic stores as of August 27, 2011. Through our hub stores, we offer a greater range of parts and products desired by professional technicians. We have dedicated sales teams focused on national, regional and public sector commercial accounts.

Store Operations

Store Formats

Substantially all AutoZone stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 45% is dedicated to hard parts inventory. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

We believe that our stores are "destination stores," generating their own traffic rather than relying on traffic created by adjacent stores. Therefore, we situate most stores on major thoroughfares with easy access and good parking.

Store Personnel and Training

Each store typically employs from 10 to 16 AutoZoners, including a manager and, in some cases, an assistant manager. We provide on-the-job training as well as formal training programs, including an annual national sales meeting, regular store meetings on specific sales and product issues, standardized training manuals and a specialist program that provides training to AutoZoners in several areas of technical expertise from the Company, our vendors and independent certification agencies. All AutoZoners are encouraged to complete tests resulting in certifications by the National Institute for Automotive Service Excellence ("ASE"), which is broadly recognized for training certification in the automotive industry. Training is supplemented with frequent store visits by management.

Store managers, sales representatives and commercial specialists receive financial incentives through performance-based bonuses. In addition, our growth has provided opportunities for the promotion of qualified AutoZoners. We believe these opportunities are important to attract, motivate and retain high quality AutoZoners.

All store support functions are centralized in our store support centers located in Memphis, Tennessee; Monterrey, Mexico and Chihuahua, Mexico. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales.

Store Automation

All of our stores have Z-net, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts that our customers need and to provide complete job solutions, advice and information for customer vehicles. Z-net provides parts information based on the year, make, model and engine type of a vehicle and also tracks inventory availability at the store, at other nearby stores and through special order. The Z-net display screens are placed on the hard parts counter or pods, where both the AutoZoner and customer can view the screen.

Our stores utilize our computerized proprietary Store Management System, which includes bar code scanning and point-of-sale data collection terminals. The Store Management System provides administrative assistance and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. We believe the Store Management System also enhances customer service through faster processing of transactions and simplified warranty and product return procedures. In addition, our wide area network enables the stores to expedite credit or debit card and check approval processes, to access national warranty data, to implement real-time inventory controls and to locate and hold parts at neighboring AutoZone stores.

Store Development

The following table reflects our store development during the past five fiscal years:

	Fiscal Year				
	2011	2010	2009	2008	2007
Beginning stores	4,627	4,417	4,240	4,056	3,871
New stores	188	213	180	185	186
Closed stores	2	3	3	1	1
Net new stores	186	210	177	184	185
Relocated stores	10	3	9	14	18
Ending stores	4,813	4,627	4,417	4,240	4,056

We believe that expansion opportunities exist both in markets that we do not currently serve, as well as in markets where we can achieve a larger presence. We attempt to obtain high visibility sites in high traffic locations and undertake substantial research prior to entering new markets. The most important criteria for opening a new store are the projected future profitability and the ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations include population, demographics, vehicle profile, customer buying trends, commercial businesses, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older, or "our kind of vehicles"; these vehicles are generally no longer under the original manufacturers' warranties and require more maintenance and repair than younger vehicles. We generally seek to open new stores within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. In addition to continuing to lease or develop our own stores, we evaluate and may make strategic acquisitions.

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee and Monterrey, Mexico. In fiscal 2011, one class of similar products accounted for 10 percent of our total sales, and one vendor supplied more than 10 percent of our purchases. No other class of similar products accounted for 10 percent or more of our total sales, and no other individual vendor provided more than 10 percent of our total purchases. We believe that we have good relationships with our suppliers. We also believe that alternative sources of supply exist, at similar cost, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party trucking firms.

Our hub stores have increased our ability to distribute products on a timely basis to many of our stores and to expand our product assortment. A hub store generally has a larger assortment of products as well as regular replenishment items that can be delivered to a store in its network within 24 hours. Hub stores are generally replenished from distribution centers multiple times per week.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price. AutoZone competes in both the retail DIY and commercial do-it-for-me ("DIFM") auto parts and products markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, on-line parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. AutoZone competes on the basis of customer service, including the trustworthy advice of our AutoZoners; merchandise quality, selection and availability; price; product warranty; store layouts, location and convenience; and the strength of our AutoZone brand name, trademarks and service marks.

Trademarks and Patents

We have registered several service marks and trademarks in the United States Patent and Trademark office as well as in certain other countries, including our service marks, "AutoZone" and "Get in the Zone," and trademarks, "AutoZone," "Duralast," "Duralast Gold," "Valucraft," "ALLDATA," "Loan-A-Tool" and "Z-net." We believe that these service marks and trademarks are important components of our marketing and merchandising strategies.

Employees

As of August 27, 2011, we employed over 65,000 persons, approximately 57 percent of whom were employed full-time. About 91 percent of our AutoZoners were employed in stores or in direct field supervision, approximately 5 percent in distribution centers and approximately 4 percent in store support and other functions. Included in the above numbers are approximately 3,500 persons employed in our Mexico operations.

We have never experienced any material labor disruption and believe that relations with our AutoZoners are generally good.

AutoZone Website

AutoZone's primary website is at http://www.autozone.com. We make available, free of charge, at our investor relations website, http://www.autozoneinc.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, registration statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably feasible after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Executive Officers of the Registrant

The following list describes our executive officers. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service. Officers are elected by and serve at the discretion of the Board of Directors.

William C. Rhodes, III, 46—Chairman, President and Chief Executive Officer, Customer Satisfaction
William C. Rhodes, III, was named Chairman of AutoZone during fiscal 2007 and has been President, Chief Executive Officer and a director since March 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President – Store Operations and Commercial. Previously, he held several key management positions with the Company. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP. Mr. Rhodes is currently a member of the Board of Directors for Dollar General Corporation.

William T. Giles, 52—Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development, Customer Satisfaction
William T. Giles was elected Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development during fiscal 2007. Prior to that, he was Executive Vice President, Chief Financial Officer and Treasurer from June 2006 to December 2006 and Executive Vice President, Chief Financial Officer since May 2006. From 1991 to May 2006, he held several positions with Linens N' Things, Inc., most recently as the Executive Vice President and Chief Financial Officer. Prior to 1991, he was with Melville, Inc. and PricewaterhouseCoopers.

Harry L. Goldsmith, 60—Executive Vice President, General Counsel and Secretary, Customer Satisfaction
Harry L. Goldsmith was elected Executive Vice President, General Counsel and Secretary during fiscal 2006. Previously, he was Senior Vice President, General Counsel and Secretary since 1996 and was Vice President, General Counsel and Secretary from 1993 to 1996.

Jon A. Bascom, 54—Senior Vice President and Chief Information Officer, Customer Satisfaction
Jon A. Bascom was elected Senior Vice President and Chief Information Officer during fiscal 2008. Previously, he was Vice President – Information Technology since 1996. Since 1989, Mr. Bascom has worked in a variety of leadership roles in applications development, infrastructure, and technology support. Prior to joining AutoZone, Mr. Bascom worked for Malone & Hyde, AutoZone's predecessor company, for 9 years.

Timothy W. Briggs, 50—Senior Vice President – Human Resources, Customer Satisfaction
Timothy W. Briggs was elected Senior Vice President – Human Resources during fiscal 2006. Prior to that, he was Vice President – Field Human Resources since March 2005. From 2002 to 2005, Mr. Briggs was Vice President – Organization Development. Prior to 1996, Mr. Briggs worked in various capacities at The Limited, Inc., Marshalls, and The Broadway Department Stores.

Mark A. Finestone, 50—Senior Vice President – Merchandising, Customer Satisfaction
Mark A. Finestone was elected Senior Vice President – Merchandising during fiscal 2008. Previously, he was Vice President – Merchandising since 2002. Prior to joining AutoZone in 2002, Mr. Finestone worked for May Department Stores for 19 years where he held a variety of leadership roles which included Divisional Vice President, Merchandising.

William W. Graves, 51—Senior Vice President – Supply Chain, Customer Satisfaction
William W. Graves was elected Senior Vice President – Supply Chain during fiscal 2006. Prior thereto, he was Vice President – Supply Chain since 2000. From 1992 to 2000, Mr. Graves served in various capacities with the Company.

Lisa R. Kranc, 58—Senior Vice President – Marketing, Customer Satisfaction
Lisa R. Kranc was elected Senior Vice President – Marketing during fiscal 2001. Previously, she was Vice President – Marketing for Hannaford Bros. Co., a Maine-based grocery chain, since 1997, and was Senior Vice President – Marketing for Bruno's, Inc., from 1996 to 1997. Prior to 1996, she was Vice President-Marketing for Giant Eagle, Inc. since 1992.

Thomas B. Newbern, 49—Senior Vice President – Store Operations, Customer Satisfaction
Thomas B. Newbern was elected Senior Vice President – Store Operations during fiscal 2007. Previously, Mr. Newbern held the title Vice President – Store Operations for AutoZone since 1998. Previously, he has held several key management positions with the Company.

Charlie Pleas, III, 46—Senior Vice President and Controller, Customer Satisfaction
Charlie Pleas, III, was elected Senior Vice President and Controller during fiscal 2007. Prior to that, he was Vice President and Controller since 2003. Previously, he was Vice President – Accounting since 2000, and Director of General Accounting since 1996. Prior to joining AutoZone, Mr. Pleas was a Division Controller with Fleming Companies, Inc. where he served in various capacities from 1988.

Larry M. Roesel, 54—Senior Vice President – Commercial, Customer Satisfaction
Larry M. Roesel joined AutoZone as Senior Vice President – Commercial during fiscal 2007. Mr. Roesel came to AutoZone with more than thirty years of experience with OfficeMax, Inc. and its predecessor, where he served in operations, sales and general management.

Robert D. Olsen, 58—Corporate Development Officer, Customer Satisfaction
Robert D. Olsen was elected Corporate Development Officer as of November 1, 2009, with primary responsibility for Mexico, ALLDATA, and other strategic initiatives. Previously, he was Executive Vice President – Store Operations, Commercial, ALLDATA, and Mexico since fiscal 2007. Prior to that time, he was Executive Vice President – Supply Chain, Information Technology, Mexico and Store Development since fiscal 2006 and before that, Senior Vice President since fiscal 2000 with primary responsibility for store development and Mexico operations. From 1993 to 2000, Mr. Olsen was Executive Vice President and Chief Financial Officer of Leslie's Poolmart. From 1985 to 1989, Mr. Olsen held several positions with AutoZone, including Senior Vice President and Chief Financial Officer and Vice President – Finance and Controller.

Item 1A. Risk Factors

Our business is subject to a variety of risks. Set forth below are certain of the important risks that we face, the occurrence of which could have a material, adverse effect on our business. These risks are not the only ones we face. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

If demand for our products slows, then our business may be materially affected.

Demand for products sold by our stores depends on many factors, including:

- the number of vehicles in current service, including those that are seven years old and older. These vehicles are generally no longer under the original vehicle manufacturers' warranties and tend to need more maintenance and repair than younger vehicles.
- rising energy prices. Increases in energy prices may cause our customers to defer purchases of certain of our products as they use a higher percentage of their income to pay for gasoline and other energy costs.
- the economy. In periods of rapidly declining economic conditions, both retail (DIY) and commercial (DIFM) customers may defer vehicle maintenance or repair. Additionally, such conditions may affect our customers' ability to obtain credit. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their cars instead of working on their own vehicles or they may purchase new vehicles.
- the weather. Mild weather conditions may lower the failure rates of automotive parts, while wet conditions may cause our customers to defer maintenance and repair on their vehicles. Extremely hot or cold conditions may enhance demand for our products due to increased failure rates of our customers' automotive parts.
- technological advances. Advances in automotive technology and parts design could result in cars needing maintenance less frequently and parts lasting longer.

10-K

For the long term, demand for our products may be affected by:

- the number of miles vehicles are driven annually. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.
- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles; and
- restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

All of these factors could result in immediate and longer term declines in the demand for our products, which could adversely affect our sales, cash flows and overall financial condition.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive and is based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are opening locations near our existing stores. AutoZone competes as a provider in both the DIY and DIFM auto parts and accessories markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, on-line parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, hardware stores, supermarkets, drugstores, convenience stores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of customer service, including the knowledge and expertise of our AutoZoners; merchandise quality, selection and availability; product warranty; store layout, location and convenience; price; and the strength of our AutoZone brand name, trademarks and service marks; some competitors may gain competitive advantages, such as greater financial and marketing resources allowing them to sell automotive products at lower prices, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

We may not be able to sustain our recent rate of sales growth.

We have increased our store count in the past five fiscal years, growing from 3,871 stores at August 26, 2006, to 4,813 stores at August 27, 2011, an average store count increase per year of 5%. Additionally, we have increased annual revenues in the past five fiscal years from $5.948 billion in fiscal 2006 to $8.073 billion in fiscal 2011, an average increase per year of 7%. Annual revenue growth is driven by the opening of new stores and increases in same-store sales. We open new stores only after evaluating customer buying trends and market demand/needs, all of which could be adversely affected by continued job losses, wage cuts, small business failures and microeconomic conditions unique to the automotive industry. Same store sales are impacted both by customer demand levels and by the prices we are able to charge for our products, which can also be negatively impacted by continued recessionary pressures. We cannot provide any assurance that we will continue to open stores at historical rates or continue to achieve increases in same-store sales.

If we cannot profitably increase our market share in the commercial auto parts business, our sales growth may be limited.

Although we are one of the largest sellers of auto parts in the commercial market, to increase commercial sales we must compete against national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers and auto dealers. Although we believe we compete effectively on the basis of customer service, merchandise quality, selection and availability, price, product warranty, distribution locations, and the strength of our AutoZone brand name, trademarks and service marks, some automotive aftermarket jobbers have been in business for substantially longer periods of time than we have, have developed long-term customer relationships and have large available inventories. If we are unable to profitably develop new commercial customers, our sales growth may be limited.

Deterioration in the global credit markets, changes in our credit ratings and macroeconomic factors could adversely affect our financial condition and results of operations.

Our short-term and long-term debt is rated investment grade by the major rating agencies. These investment-grade credit ratings have historically allowed us to take advantage of lower interest rates and other favorable terms on our short-term credit lines, in our senior debt offerings and in the commercial paper markets. To maintain our investment-grade ratings, we are required to meet certain financial performance ratios. An increase in our debt and/or a decline in our earnings could result in downgrades in our credit ratings. A downgrade in our credit ratings could limit our access to public debt markets, limit the institutions willing to provide credit facilities to us, result in more restrictive financial and other covenants in our public and private debt and would likely significantly increase our overall borrowing costs and adversely affect our earnings.

Moreover, significant deterioration in the financial condition of large financial institutions in calendar years 2008 and 2009 resulted in a severe loss of liquidity and availability of credit in global credit markets and in more stringent borrowing terms. During brief time intervals in the fourth quarter of calendar 2008 and the first quarter of calendar 2009, there was no liquidity in the commercial paper markets, resulting in an absence of commercial paper buyers and extraordinarily high interest rates on commercial paper. We can provide no assurance that credit market events such as those that occurred in the fourth quarter of 2008 and the first quarter of 2009 will not occur again in the foreseeable future. Conditions and events in the global credit market could have a material adverse effect on our access to short-term debt and the terms and cost of that debt.

Macroeconomic conditions also impact both our customers and our suppliers. Job growth in the United States has stagnated and unemployment has remained at historically high levels during the past three years. Continued recessionary conditions could result in additional job losses and business failures, which could result in our loss of certain small business customers and curtailment of spending by our retail customers. In addition, continued distress in global credit markets, business failures and other recessionary conditions could have a material adverse effect on the ability of our suppliers to obtain necessary short and long-term financing to meet our inventory demands. Moreover, rising energy prices could impact our merchandise distribution, commercial delivery, utility and product costs. All of these macroeconomic conditions could adversely affect our sales growth, margins and overhead, which could adversely affect our financial condition and operations.

Our business depends upon hiring and retaining qualified employees.

We believe that much of our brand value lies in the quality of the more than 65,000 AutoZoners employed in our stores, distribution centers, store support centers and ALLDATA. We cannot be assured that we can continue to hire and retain qualified employees at current wage rates. If we are unable to hire, properly train and/or retain qualified employees, we could experience higher employment costs, reduced sales, losses of customers and diminution of our brand, which could adversely affect our earnings. If we do not maintain competitive wages, our customer service could suffer due to a declining quality of our workforce or, alternatively, our earnings could decrease if we increase our wage rates.

Inability to acquire and provide quality merchandise could adversely affect our sales and results of operations.

We are dependent upon our vendors continuing to supply us with quality merchandise. If our merchandise offerings do not meet our customers' expectations regarding quality and safety, we could experience lost sales, increased costs and exposure to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety and quality standards. Events that give rise to actual, potential or perceived product safety concerns could expose us to government enforcement action or private litigation and result in costly product recalls and other liabilities. In addition, negative customer perceptions regarding the safety or quality of the products we sell could cause our customers to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for us to regain the confidence of our customers. Moreover, if any of our significant vendors experience financial difficulties or otherwise are unable to deliver merchandise to us on a timely basis, or at all, we could have product shortages in our stores that could adversely affect customers' perceptions of us and cause us to lose customers and sales.

Our largest stockholder, as a result of its voting ownership, may have the ability to exert substantial influence over actions to be taken or approved by our stockholders.

As of October 17, 2011, ESL Investments, Inc. and certain of its affiliates (together, "ESL") beneficially owned approximately 29.3% of our outstanding common stock. As a result, ESL may have the ability to exert substantial influence over actions to be taken or approved by our stockholders, including the election of directors and potential change of control transactions. In the future, ESL may acquire or sell shares of common stock and thereby increase or decrease its ownership stake in us. Significant fluctuations in their level of ownership could have an impact on our share price.

In June 2008, we entered into an agreement with ESL (the "ESL Agreement"), in which ESL has agreed to vote shares of our common stock owned by ESL in excess of 37.5% in the same proportion as all non-ESL-owned shares are voted. Additionally, under the terms of the ESL Agreement, the Company added two directors in August 2008 that were identified by ESL. William C. Crowley, one of the two directors identified by ESL, is the President and Chief Operating Officer of ESL Investments, Inc.

Our ability to grow depends in part on new store openings, existing store remodels and expansions and effective utilization of our existing supply chain and hub network.

Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores to meet customers' needs on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs, the hiring and training of qualified personnel, particularly at the store management level, and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably.

In addition, we extensively utilize hub stores, our supply chain and logistics management techniques to efficiently stock our stores. If we fail to effectively utilize our existing hubs and/or supply chains, we could experience inappropriate inventory levels in our stores, which could adversely affect our sales volume and/or our margins.

Our failure to protect our reputation could have a material adverse effect on our brand name.

We believe our continued strong sales growth is driven in significant part by our brand name. The value in our brand name and its continued effectiveness in driving our sales growth are dependent to a significant degree on our ability to maintain our reputation for safety, high product quality, friendliness, service, trustworthy advice, integrity and business ethics. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to comply with ethical, social, product, labor and environmental standards, or related political considerations, could also jeopardize our reputation and potentially lead to various adverse consumer actions. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Failure to protect the security of our customers' personal information could subject us to costly regulatory enforcement actions, expose us to litigation and our reputation could suffer. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our reputation.

Business interruptions may negatively impact our store hours, operability of our computer and other systems, availability of merchandise and otherwise have a material negative effect on our sales and our business.

War or acts of terrorism, political unrest, hurricanes, windstorms, fires, earthquakes and other natural or other disasters or the threat of any of them, may result in certain of our stores being closed for a period of time or permanently or have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores resulting in lost sales and/or a potential loss of customer loyalty. Transportation issues could also cause us to cancel purchase orders if we are unable to receive merchandise in our distribution centers.

We rely extensively on our computer systems to manage inventory, process transactions and summarize results. Our systems are subject to damage or interruption from power outages, telecommunications failures, computer viruses, security breaches and catastrophic events. If our systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process transactions, which could result in lost sales, inability to process purchase orders and/or a potential loss of customer loyalty, which could adversely affect our results of operations.

Healthcare reform legislation could have a negative impact on our business.

The Patient Protection and Affordable Care Act (the "Patient Act") as well as other healthcare reform legislation being considered by Congress and state legislatures may have an impact on our business. Based on the current form of the Patient Act, the impact could be extensive and could increase our employee healthcare-related costs. While the significant costs of the recent healthcare legislation enacted will occur after 2013 due to provisions of the legislation being phased in over time, changes to our healthcare costs structure could have a significant, negative impact on our business.

Item 1B. Unresolved Staff Comments

None.

10-K

Item 2. Properties

The following table reflects the square footage and number of leased and owned properties for our stores as of August 27, 2011:

	No. of Stores	Square Footage
Leased	2,433	15,357,127
Owned	2,380	15,979,414
Total	4,813	31,336,541

We have approximately 4.0 million square feet in distribution centers servicing our stores, of which approximately 1.3 million square feet is leased and the remainder is owned. Our distribution centers are located in Arizona, California, Georgia, Illinois, Ohio, Pennsylvania, Tennessee, Texas and Mexico. Our primary store support center is located in Memphis, Tennessee, and consists of approximately 260,000 square feet. We also have two additional store support centers located in Monterrey, Mexico and Chihuahua, Mexico. The ALLDATA headquarters building in Elk Grove, California, is leased, and we also own or lease other properties that are not material in the aggregate.

Item 3. Legal Proceedings

We were a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was originally filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers, against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs alleged, *inter alia*, that some or all of the automotive aftermarket retailer defendants had knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay-on-scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleged a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar claims under the Act. In the prior litigation, the discovery dispute, as well as the underlying claims, was decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, the plaintiffs sought an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with the plaintiffs as long as the defendants allegedly continue to violate the Act.

In an order dated September 7, 2010, and issued on September 16, 2010, the court granted motions to dismiss all claims against AutoZone and its co-defendant competitors and suppliers. Based on the record in the prior litigation, the court dismissed with prejudice all overlapping claims – that is, those covering the same time periods covered by the prior litigation and brought by the judgment plaintiffs in the prior litigation. The court also dismissed with prejudice the plaintiffs' attempt to revisit discovery disputes from the prior litigation. Further, with respect to the other claims under the Act, the court found that the factual statements contained in the complaint fall short of what would be necessary to support a plausible inference of unlawful price discrimination. Finally, the court held that the AutoZone pay-on-scan program is a difference in non-price terms that are not governed by the Act. The court ordered the case closed, but also stated that "in an abundance of caution the Court [was] defer[ring] decision on whether to grant leave to amend to allow plaintiff an opportunity to propose curative amendments." The plaintiffs filed a motion for leave to amend their complaint and attached a proposed Third Amended and Supplemental Complaint (the "Third Amended Complaint") on behalf of four plaintiffs. The Third Amended Complaint repeated and expanded certain allegations from previous complaints, asserting two claims under the Act, but stated that all other plaintiffs have withdrawn their claims, and that, *inter alia*, Chief Auto Parts, Inc. had been dismissed as a defendant. AutoZone and the co-defendants filed an opposition to the motion seeking leave to amend.

In an order dated September 28, 2011, the court denied the four remaining plaintiffs' motion for leave to file a Third Amended Complaint because the proposed Third Amended Complaint failed to address deficiencies previously identified by the court.

We believe this suit to be without merit and are vigorously defending against it. We are unable to estimate a loss or possible range of loss.

In 2004, AutoZone acquired a store site in Mount Ephraim, New Jersey that had previously been the site of a gasoline service station and contained evidence of groundwater contamination. Upon acquisition, we voluntarily reported the groundwater contamination issue to the New Jersey Department of Environmental Protection and entered into a Voluntary Remediation Agreement providing for the remediation of the contamination associated with the property. AutoZone has conducted and paid for (at an immaterial cost to us) remediation of visible contamination on the property and is investigating and will be addressing potential vapor intrusion impacts in downgradient residences and businesses. Pursuant to the Voluntary Remediation Agreement, upon completion of all remediation required by the agreement, we are eligible to be reimbursed up to 75 percent of its remediation costs by the State of New Jersey. Although the aggregate amount of additional costs that we may incur pursuant to the Voluntary Remediation Agreement cannot currently be ascertained, we do not currently believe that fulfillment of our obligations under the agreement will result in costs that are material to our financial condition, results of operations or cash flow.

We are involved in various legal proceedings incidental to the conduct of our business, including several lawsuits containing class-action allegations in which the plaintiffs are current and former hourly and salaried employees who allege various wage and hour violations and unlawful termination practices. We do not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to our financial condition, results of operations or cash flows.

Item 4. Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange under the symbol "AZO." On October 17, 2011, there were 3,023 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a dividend on our common stock. Our ability to pay dividends is subject to limitations imposed by Nevada law. Any future payment of dividends would be dependent upon our financial condition, capital requirements, earnings and cash flow.

The following table sets forth the high and low sales prices per share of common stock, as reported by the New York Stock Exchange, for the periods indicated:

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended August 27, 2011:		
Fourth quarter	$306.00	$266.25
Third quarter	$287.00	$247.36
Second quarter	$276.00	$246.26
First quarter	$253.50	$209.53
Fiscal Year Ended August 28, 2010:		
Fourth quarter	$215.21	$177.66
Third quarter	$187.94	$160.20
Second quarter	$161.33	$146.17
First quarter	$154.69	$135.13

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was most recently amended on September 28, 2011, to increase the repurchase authorization by $750 million to raise the cumulative share repurchase authorization to $11.15 billion from $10.4 billion. The program does not have an expiration date.

Shares of common stock repurchased by the Company during the quarter ended August 27, 2011, were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 8, 2011, to June 4, 2011	–	$ –	–	$ 651,940,767
June 5, 2011, to July 2, 2011	466,899	290.75	466,899	516,191,982
July 3, 2011, to July 30, 2011	509,097	296.45	509,097	365,271,573
July 31, 2011, to August 27, 2011	521,928	280.97	521,928	218,626,605
Total	1,497,924	$ 289.28	1,497,924	$ 218,626,605

The Company also repurchased, at fair value, an additional 30,864 shares in fiscal 2011, 30,617 shares in fiscal 2010, and 37,190 shares in fiscal 2009 from employees electing to sell their stock under the Company's Sixth Amended and Restated Employee Stock Purchase Plan (the "Employee Plan"), qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the Employee Plan, 21,608 shares were sold to employees in fiscal 2011, 26,620 shares were sold to employees in fiscal 2010, and 29,147 shares were sold to employees in fiscal 2009. At August 27, 2011, 272,375 shares of common stock were reserved for future issuance under the Employee Plan.

Once executives have reached the maximum purchases under the Employee Plan, the Fourth Amended and Restated Executive Stock Purchase Plan (the "Executive Plan") permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under the Executive Plan were 1,719 shares in fiscal 2011, 1,483 shares in fiscal 2010, and 1,705 shares in fiscal 2009. At August 27, 2011, 256,337 shares of common stock were reserved for future issuance under the Executive Plan.

Stock Performance Graph

The graph below presents changes in the value of AutoZone's stock as compared to Standard & Poor's 500 Composite Index ("S&P 500") and to Standard & Poor's Retail Index ("S&P Retail Index") for the five-year period beginning August 26, 2006 and ending August 27, 2011.


250%
200%
150%
100%
50%
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AutoZone
S&P 500
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Item 6. Selected Financial Data

(in thousands, except per share data, same store sales and selected operating data)	Fiscal Year Ended August				
	2011	2010	2009	2008(1)	2007
Income Statement Data					
Net sales	$ 8,072,973	$7,362,618	$6,816,824	$6,522,706	$6,169,804
Cost of sales, including warehouse and delivery expenses	3,953,510	3,650,874	3,400,375	3,254,645	3,105,554
Gross profit	4,119,463	3,711,744	3,416,449	3,268,061	3,064,250
Operating, selling, general and administrative expenses	2,624,660	2,392,330	2,240,387	2,143,927	2,008,984
Operating profit	1,494,803	1,319,414	1,176,062	1,124,134	1,055,266
Interest expense, net	170,557	158,909	142,316	116,745	119,116
Income before income taxes	1,324,246	1,160,505	1,033,746	1,007,389	936,150
Income tax expense	475,272	422,194	376,697	365,783	340,478
Net income	$ 848,974	$ 738,311	$ 657,049	$ 641,606	$ 595,672
Diluted earnings per share	$ 19.47	$ 14.97	$ 11.73	$ 10.04	$ 8.53
Adjusted weighted average shares for diluted earnings per share	43,603	49,304	55,992	63,875	69,844
Same Store Sales					
Increase in domestic comparable store net sales(2)	6.3%	5.4%	4.4%	0.4%	0.1%
Balance Sheet Data					
Current assets	$ 2,792,425	$2,611,821	$2,561,730	$2,586,301	$2,270,455
Working (deficit) capital	(638,471)	(452,139)	(145,022)	66,981	(15,439)
Total assets	5,869,602	5,571,594	5,318,405	5,257,112	4,804,709
Current liabilities	3,430,896	3,063,960	2,706,752	2,519,320	2,285,895
Debt	3,351,682	2,908,486	2,726,900	2,250,000	1,935,618
Long-term capital leases	61,360	66,333	38,029	48,144	39,073
Stockholders' (deficit) equity	$(1,254,232)	$ (738,765)	$ (433,074)	$ 229,687	$ 403,200
Selected Operating Data					
Number of stores at beginning of year	4,627	4,417	4,240	4,056	3,871
New stores	188	213	180	185	186
Closed stores	2	3	3	1	1
Net new stores	186	210	177	184	185
Relocated stores	10	3	9	14	18
Number of stores at end of year	4,813	4,627	4,417	4,240	4,056
Total store square footage (in thousands)	31,337	30,027	28,550	27,291	26,044
Average square footage per store	6,511	6,490	6,464	6,437	6,421
Increase in store square footage	4%	5%	5%	5%	5%
Inventory per store (in thousands)	$ 512	$ 498	$ 500	$ 507	$ 495
Average net sales per store (in thousands)	$ 1,675	$ 1,595	$ 1,541	$ 1,539	$ 1,525
Net sales per store square foot	$ 258	$ 246	$ 239	$ 239	$ 238
Total employees at end of year (in thousands)	65	63	60	57	55
Inventory turnover(3)	1.6x	1.6x	1.5x	1.6x	1.6x
Accounts payable to inventory ratio	112%	106%	96%	95%	93%
After-tax return on invested capital(4)	31.3%	27.6%	24.4%	23.9%	23.2%
Adjusted debt to EBITDAR(5)	2.4	2.4	2.5	2.2	2.1
Net cash provided by operating activities (in thousands)	$ 1,291,538	$1,196,252	$ 923,808	$ 921,100	$ 845,194
Cash flow before share repurchases and changes in debt (in thousands)(6)	$ 1,023,927	$ 947,643	$ 673,347	$ 690,621	$ 678,522

(1) The fiscal year ended August 30, 2008 consisted of 53 weeks.

(2) The domestic comparable sales increases are based on sales for all domestic stores open at least one year. Relocated stores are included in the same store sales computation based on the year the original store was opened. Closed store sales are included in the same store sales computation up to the week it closes, and excluded from the computation for all periods subsequent to closing.

(3) Inventory turnover is calculated as cost of sales divided by the average merchandise inventory balance over the trailing 5 quarters.

10-K

(4) *After-tax return on invested capital is defined as after-tax operating profit (excluding rent charges) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*
(5) *Adjusted debt to EBITDAR is defined as the sum of total debt, capital lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*
(6) *Cash flow before share repurchases and changes in debt is defined as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the nation's leading retailer and a leading distributor of automotive replacement parts and accessories in the United States. We began operations in 1979 and at August 27, 2011, operated 4,534 stores in the United States, including Puerto Rico, and 279 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 27, 2011, in 2,659 of our domestic stores, we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. We also sell the ALLDATA brand automotive diagnostic and repair software through www.alldata.com and www.alldatadiy.com. Additionally, we sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. We do not derive revenue from automotive repair or installation services.

Executive Summary

We achieved strong performance in fiscal 2011, delivering record net income of $849.0 million, a 15.0% increase over the prior year, and sales growth of $710.4 million, a 9.6% increase over the prior year. We completed the year with strong growth in our commercial and retail businesses. We are pleased with the results of our retail business and encouraged by the increase in our commercial business, where we continue to build our internal sales force and continue to refine our parts assortment. There are various factors occurring within the current economy that affect both our customers and our industry, including the impact of the recent recession, continued high unemployment and other challenging economic conditions. As consumers' cash flows have decreased due to these factors, we believe consumers have become more likely to keep their current vehicles longer and perform repair and maintenance in order to keep those vehicles well maintained. Our belief is supported by industry data showing an increase in the average age of vehicles on the road and declines in new car sales over recent years as compared to historical levels, which we believe have led to an increase in demand for the products that we sell. Given the nature of these macroeconomic factors, we cannot predict whether or for how long these trends will continue, nor can we predict to what degree these trends will impact us in the future.

More recently, we believe changes in gas prices have adversely impacted our customers' behavior with respect to driving and maintaining their cars. With approximately 11 billion gallons of unleaded gas consumed each month across the United States, each $1 dollar decrease at the pump contributes approximately $11 billion of additional spending capacity to consumers each month. In fiscal 2011, unleaded gas prices increased by $0.95 per gallon, finishing the fourth quarter at $3.63 per gallon (on a national level). During the comparable prior year period, unleaded gas prices increased only $0.07 per gallon finishing the fourth quarter at $2.68 per gallon. We believe the increase in gas prices is reducing discretionary spending for all consumers, and, in particular, our customers. Given the unpredictability of gas prices, we cannot predict whether gas prices will increase or decrease in the future, nor can we predict how any future changes in gas prices will impact our sales in future periods.

During fiscal 2011, failure and maintenance related categories represented the largest portion of our sales mix, at approximately 83% of total sales, with failure related categories continuing to be our strongest performers. While we have not experienced any fundamental shifts in our category sales mix as compared to previous years, we did experience a slight decline in sales of maintenance and discretionary categories. We believe maintenance and discretionary related products were impacted by higher gas prices during the latter half of the year. We remain focused on refining and expanding our product assortment to ensure we have the best merchandise at the right price in each of our categories.

Our primary response to fluctuations in the demand for the products we sell is to adjust our advertising message, store staffing, and product assortment. We continue to believe we are well positioned to help our customers save money and meet their needs in a challenging macroeconomic environment.

The two statistics we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven year old or older vehicles on the road.

Miles Driven
We believe that as the number of miles driven increases, consumers' vehicles are more likely to need service and maintenance, resulting in an increase in the need for automotive hard parts and maintenance items. Prior to the recession, we had seen a close correlation between annual miles driven and our annual net sales; however, this correlation has not existed in the recessionary period. Since the beginning of the fiscal year and through July 2011 (latest publicly available information), miles driven were relatively flat as compared to the comparable prior year period. Throughout this period and contrary to the correlation experienced prior to the recession, sales have grown at an increased rate, while miles driven have declined or grown at a slower rate than what we have historically experienced. We believe that the impact of changes in other factors, primarily an increase in the average age of vehicles, more than offset the impact of miles driven. Over the long-term, we believe that annual miles driven will return to pre-recession low single digit growth rates, and the correlation between annual miles driven and the annual sales growth of our industry should return.

Seven Year Old or Older Vehicles
Since 2008, new vehicle sales have been significantly lower than historical levels, which we believe contributed to an increasing number of seven year old or older vehicles on the road. We estimate vehicles are driven an average of approximately 12,500 miles each year. In seven years, the average miles driven equates to approximately 87,500 miles. Our experience is that at this point in a vehicle's life, most vehicles are not covered by warranties and increased maintenance is needed to keep the vehicle operating. According to data provided by the Automotive Aftermarket Industry Association, as of December 2010, the average age of vehicles on the road is 10.6 years as compared to 10.3 years as of December 2009. As the number of seven year old or older vehicles on the road increases, we expect an increase in demand for the products that we sell. Although we have seen a slight improvement in new car sales during fiscal 2011, in the near term, we expect the aging vehicle population to continue to increase, as consumers keep their cars longer in an effort to save money during this uncertain economy.

Results of Operations

Fiscal 2011 Compared with Fiscal 2010
For the fiscal year ended August 27, 2011, we reported net sales of $8.073 billion compared with $7.363 billion for the year ended August 28, 2010, a 9.6% increase from fiscal 2010. This growth was driven primarily by an increase in domestic same store sales of 6.3% and sales from new stores of $216.8 million. The improvement in domestic same store sales was driven by higher transaction value and, to a lesser extent, higher transaction count trends. Higher transaction value is attributable to product inflation due to more complex, costly products and commodity price increases.

At August 27, 2011, we operated 4,534 domestic stores and 279 stores in Mexico, compared with 4,389 domestic stores and 238 stores in Mexico at August 28, 2010. We reported a domestic retail sales increase of 6.8% and a domestic commercial sales increase of 22.3% for fiscal 2011.

Gross profit for fiscal 2011 was $4.119 billion, or 51.0% of net sales, compared with $3.712 billion, or 50.4% of net sales for fiscal 2010. The improvement in gross margin was primarily attributable to lower shrink expense (32 basis points) and higher merchandise margins (26 basis points). Increased penetration of Duralast product sales, as well as retail price increases on commodity based products, drove the higher merchandise margins, which were partially offset by increased penetration of commercial sales.

Operating, selling, general and administrative expenses for fiscal 2011 increased to $2.625 billion, or 32.5% of net sales, from $2.392 billion, or 32.5% of net sales for fiscal 2010. The slight increase in operating expenses, as a percentage of sales, was the result of higher fuel costs (20 basis points) and increased incentive compensation costs (17 basis points), partially offset by leverage due to higher sales volumes.

Interest expense, net for fiscal 2011 was $170.6 million compared with $158.9 million during fiscal 2010. This increase was primarily due to higher average borrowing levels over the comparable prior year period; partially offset by a decline in borrowing rates. Average borrowings for fiscal 2011 were $3.103 billion, compared with $2.752 billion for fiscal 2010 and weighted average borrowing rates were 5.1% for fiscal 2011, compared to 5.3% for fiscal 2010.

Our effective income tax rate was 35.9% of pre-tax income for fiscal 2011 compared to 36.4% for fiscal 2010.

Net income for fiscal 2011 increased by 15.0% to $849.0 million, and diluted earnings per share increased 30.0% to $19.47 from $14.97 in fiscal 2010. The impact of the fiscal 2011 stock repurchases on diluted earnings per share in fiscal 2011 was an increase of approximately $1.15.

Fiscal 2010 Compared with Fiscal 2009
For the fiscal year ended August 28, 2010, we reported net sales of $7.363 billion compared with $6.817 billion for the year ended August 29, 2009, an 8.0% increase from fiscal 2009. This growth was driven primarily by an increase in domestic same store sales of 5.4% and sales from new stores of $203.4 million. The improvement in same store sales was driven by an improvement in transaction count trends, while increases in average transaction value remained generally consistent with our long-term trends. Higher transaction value is attributable to product inflation due to both more complex, costly products and commodity price increases.

At August 28, 2010, we operated 4,389 domestic stores and 238 stores in Mexico, compared with 4,229 domestic stores and 188 stores in Mexico at August 29, 2009. We reported a domestic retail sales increase of 6.9% and a domestic commercial sales increase of 13.8% for fiscal 2010.

Gross profit for fiscal 2010 was $3.712 billion, or 50.4% of net sales, compared with $3.416 billion, or 50.1% of net sales for fiscal 2009. The improvement in gross margin was primarily attributable to leveraging distribution costs due to higher sales and operating efficiencies (19 basis points).

Operating, selling, general and administrative expenses for fiscal 2010 increased to $2.392 billion, or 32.5% of net sales, from $2.240 billion, or 32.9% of net sales for fiscal 2009. The reduction in operating expenses, as a percentage of sales, reflected leverage of store operating expenses due to higher sales, partially offset by higher pension expense (17 basis points) and the continued investment in the hub store initiative (16 basis points).

Interest expense, net for fiscal 2010 was $158.9 million compared with $142.3 million during fiscal 2009. This increase was due to higher average borrowing levels over the comparable prior year period. Average borrowings for fiscal 2010 were $2.752 billion, compared with $2.460 billion for fiscal 2009 and weighted average borrowing rates were 5.3% for fiscal 2010, compared to 5.4% for fiscal 2009.

Our effective income tax rate was 36.4% of pre-tax income for fiscal 2010 compared to 36.4% for fiscal 2009.

Net income for fiscal 2010 increased by 12.4% to $738.3 million, and diluted earnings per share increased 27.6% to $14.97 from $11.73 in fiscal 2009. The impact of the fiscal 2010 stock repurchases on diluted earnings per share in fiscal 2010 was an increase of approximately $0.74.

Seasonality and Quarterly Periods

Our business is somewhat seasonal in nature, with the highest sales typically occurring in the spring and summer months of February through September, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December and January. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail; thereby increasing sales of seasonal products. Mild or rainy weather tends to soften sales, as parts failure rates are lower in mild weather, with elective maintenance deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States, Puerto Rico and Mexico.

Each of the first three quarters of our fiscal year consists of 12 weeks, and the fourth quarter consisted of 16 weeks in 2011, 2010, and 2009. Because the fourth quarter contains the seasonally high sales volume and consists of 16 or 17 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal year 2011 represented 32.7% of annual sales and 35.5% of net income; the fourth quarter of fiscal 2010 represented 33.2% of annual sales and 36.4% of net income; and the fourth quarter of fiscal 2009 represented 32.7% of annual sales and 35.9% of net income.

Liquidity and Capital Resources

The primary source of our liquidity is our cash flows realized through the sale of automotive parts and accessories. Net cash provided by operating activities was $1.292 billion in fiscal 2011, $1.196 billion in fiscal 2010, and $923.8 million in fiscal 2009. The increase over prior year was primarily due to higher net income of $110.7 million and timing of income tax deductions, offset by inventory purchases. During fiscal 2011, cash flows from operating activities continue to benefit from our inventory purchases being financed by our vendors. The increase in fiscal 2010 as compared to fiscal 2009 was due primarily to the growth in net income and improvements in our accounts payable to inventory ratio as our vendors financed a large portion of our inventory. We had an accounts payable to inventory ratio of 112% at August 27, 2011, 106% at August 28, 2010, and 96% at August 29, 2009. Our inventory increases are primarily attributable to an increased number of stores and to a lesser extent, our efforts to update product assortments in all of our stores. Many of our vendors have supported our initiative to update our product assortments by providing extended payment terms. These extended payment terms have allowed us to continue to grow accounts payable at a faster rate than inventory.

Our primary capital requirement has been the funding of our continued new-store development program. From the beginning of fiscal 2009 to August 27, 2011, we have opened 581 new stores. Net cash flows used in investing activities were $319.0 million in fiscal 2011, compared to $307.4 million in fiscal 2010, and $263.7 million in fiscal 2009. We invested $321.6 million in capital assets in fiscal 2011, compared to $315.4 million in capital assets in fiscal 2010, and $272.2 million in capital assets in fiscal 2009. The increase in capital expenditures during this time was primarily attributable to the number and types of stores opened and increased investment in our existing stores. New store openings were 188 for fiscal 2011, 213 for fiscal 2010, and 180 for fiscal 2009. We invest a portion of our assets held by the Company's wholly owned insurance captive in marketable securities. We acquired $43.8 million of marketable securities in fiscal 2011, $56.2 million in fiscal 2010, and $48.4 million in fiscal 2009. We had proceeds from the sale of marketable securities of $43.1 million in fiscal 2011, $52.6 million in fiscal 2010, and $46.3 million in fiscal 2009. Capital asset disposals provided $3.3 million in fiscal 2011, $11.5 million in fiscal 2010, and $10.7 million in fiscal 2009.

Net cash used in financing activities was $973.8 million in fiscal 2011, $883.5 million in fiscal 2010, and $806.9 million in fiscal 2009. The net cash used in financing activities reflected purchases of treasury stock which totaled $1.467 billion for fiscal 2011, $1.124 billion for fiscal 2010, and $1.300 billion for fiscal 2009. The treasury stock purchases in fiscal 2011, 2010 and 2009 were primarily funded by cash flow from operations, and at times, by increases in debt levels. Proceeds from issuance of debt were $500.0 million for fiscal 2011; there were no debt issuances in fiscal 2010 and $500.0 million for fiscal 2009. Repayments of debt for fiscal 2011 were $199.3 million; there were no debt repayments for fiscal 2010, and $300.7 million for fiscal 2009. In fiscal 2011, we used the proceeds from the issuance of debt to repay our $199.3 million term loan in November 2010, to repay a portion of our commercial paper borrowings and for general corporate purposes, including for working capital requirements, capital expenditures, store openings and stock repurchases. Proceeds from the debt issuance in fiscal 2009, were used to repay outstanding commercial paper indebtedness, to prepay our $300.0 million term loan in August 2009 and for general corporate purposes, including for working capital requirements, capital expenditures, store openings and stock repurchases. Net proceeds from the issuance of commercial paper and short-term borrowings were $141.5 million for fiscal 2011, $181.6 million for fiscal 2010 and $277.6 million for fiscal 2009.

During fiscal 2012, we expect to invest in our business at an increased rate as compared to fiscal 2011, and more consistent with growth rates experienced in fiscal 2010 and fiscal 2009. Our investment is expected to be directed primarily to our new-store development program and enhancements to existing stores and infrastructure. The amount of our investments in our new-store program is impacted by different factors, including such factors as whether the building and land are purchased (requiring higher investment) or leased (generally lower investment), located in the United States or Mexico, or located in urban or rural areas. During fiscal 2011, fiscal 2010, and fiscal 2009, our capital expenditures have increased by approximately 2%, 16% and 12%, respectively, as compared to the prior year. Our mix of store openings has moved away from build-to-suit leases (lower initial capital investment) to ground leases and land purchases (higher initial capital investment), resulting in increased capital expenditures per store over the previous three years, and we expect this trend to continue during the fiscal year ending August 25, 2012.

In addition to the building and land costs, our new-store development program requires working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required and resulting in a high accounts payable to inventory ratio. We plan to continue leveraging our inventory purchases; however, our ability to do so may be limited by our vendors' capacity to factor their receivables from us. Certain vendors participate in financing arrangements with financial institutions whereby they factor their receivables from us, allowing them to receive payment on our invoices at a discounted rate.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate that we will be able to obtain such financing in view of our credit ratings and favorable experiences in the debt markets in the past.

For the fiscal year ended August 27, 2011, our after-tax return on invested capital ("ROIC") was 31.3% as compared to 27.6% for the comparable prior year period. ROIC is calculated as after-tax operating profit (excluding rent charges) divided by average invested capital (which includes a factor to capitalize operating leases). ROIC increased primarily due to increased after-tax operating profit. We use ROIC to evaluate whether we are effectively using our capital resources and believe it is an important indicator of our overall operating performance.

Debt Facilities

In September 2011, we amended and restated our $800 million revolving credit facility, which was scheduled to expire in July 2012. The capacity under the revolving credit facility was increased to $1.0 billion. This credit facility is available to primarily support commercial paper borrowings, letters of credit and other short-term, unsecured bank loans. The capacity of the credit facility may be increased to $1.250 billion prior to the maturity date at our election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $175 million in capital leases each fiscal year. Under the revolving credit facility, we may borrow funds consisting of Eurodollar loans or base rate loans. Interest accrues on Eurodollar loans at a defined Eurodollar rate, defined as the London InterBank Offered Rate ("LIBOR") plus the applicable percentage, as defined in the revolving credit facility, depending upon our senior, unsecured, (non-credit enhanced) long-term debt rating. Interest accrues on base rate loans as defined in the revolving credit facility. We also have the option to borrow funds under the terms of a swingline loan subfacility. The revolving credit facility expires in September 2016.

The revolving credit facility agreement requires that our consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. Our consolidated interest coverage ratio as of August 27, 2011 was 4.44:1.

As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, we had $200.7 million in available capacity under our previous revolving credit facility at August 27, 2011. Assuming the amended and restated revolving credit facility had been executed as of our balance sheet date, we would have had $400.7 million in available capacity under the facility at August 27, 2011.

In June 2010, we entered into a letter of credit facility that allows us to request the participating bank issue letters of credit on our behalf up to an aggregate amount of $100 million. The letter of credit facility is in addition to the letters of credit that may be issued under the revolving credit facility. As of August 27, 2011, we have $92.9 million in letters of credit outstanding under the letter of credit facility, which expires in June 2013.

On November 15, 2010, we issued $500 million in 4.000% Senior Notes due 2020 under our shelf registration statement filed with the Securities and Exchange Commission on July 29, 2008 (the "Shelf Registration"). The

Shelf Registration allows us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. During November 2010, we used the proceeds from the issuance of debt to repay the principal due relating to the $199.3 million in 4.750% Senior Notes that matured on November 15, 2010, to repay a portion of the commercial paper borrowings and for general corporate purposes.

The 5.750% Senior Notes issued in July 2009 and the 6.500% and 7.125% Senior Notes issued during August 2008, (collectively, the "Notes"), are subject to an interest rate adjustment if the debt ratings assigned to the Notes are downgraded. The Notes, along with the 4.000% Senior Notes issued in during November 2010, also contain a provision that repayment of the notes may be accelerated if we experience a change in control (as defined in the agreements). Our borrowings under our other senior notes contain minimal covenants, primarily restrictions on liens. Under our revolving credit facility, covenants include limitations on total indebtedness, restrictions on liens, a maximum debt to earnings ratio, and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. These covenants are in addition to the consolidated interest coverage ratio discussed above. All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs.

As of August 27, 2011, we were in compliance with all covenants related to our borrowing arrangements and expect to remain in compliance with those covenants in the future.

For the fiscal year ended August 27, 2011, our adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense ("EBITDAR") ratio was 2.4:1 as compared to 2.4:1 as of the comparable prior year end. We calculate adjusted debt as the sum of total debt, capital lease obligations and rent times six; and we calculate EBITDAR by adding interest, taxes, depreciation, amortization, rent and share-based compensation expense to net income. We target our debt levels to a ratio of adjusted debt to EBITDAR in order to maintain our investment grade credit ratings. We believe this is important information for the management of our debt levels.

Stock Repurchases

During 1998, we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed a dollar maximum established by our Board of Directors (the "Board"). The program was amended in June 2011 to increase the repurchase authorization to $10.4 billion from $9.9 billion. From January 1998 to August 27, 2011, we have repurchased a total of 127.3 million shares at an aggregate cost of $10.2 billion. We repurchased 5.6 million shares of common stock at an aggregate cost of $1.467 billion during fiscal 2011, 6.4 million shares of common stock at an aggregate cost of $1.124 billion during fiscal 2010, and 9.3 million shares of common stock at an aggregate cost of $1.300 billion during fiscal 2009. Considering cumulative repurchases as of August 27, 2011, we have $218.6 million remaining under the Board of Director's authorization to repurchase our common stock.

Subsequent to the end of fiscal 2011, the Board voted to increase the authorization by $750 million to raise the cumulative share repurchase authorization from $10.4 billion to $11.15 billion. We have repurchased approximately 527 thousand shares of our common stock at an aggregate cost of $169.7 million during fiscal 2012.

Financial Commitments

The following table shows our significant contractual obligations as of August 27, 2011:

(in thousands)	Total Contractual Obligations	Payment Due by Period Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
Long-term debt [1]	$ 3,317,600	$ 567,600	$ 1,000,000	$ 1,000,000	$ 750,000
Interest payments [2]	684,282	155,870	260,237	142,550	125,625
Operating leases [3]	1,851,453	209,778	382,786	309,983	948,906
Capital leases [4]	89,649	25,296	47,043	17,310	–
Self-insurance reserves [5]	163,267	55,896	44,687	24,093	38,591
Construction commitments	23,851	23,851	–	–	–
	$ 6,130,102	$ 1,038,291	$ 1,734,753	$ 1,493,936	$ 1,863,122

(1) Long-term debt balances represent principal maturities, excluding interest.
(2) Represents obligations for interest payments on long-term debt.
(3) Operating lease obligations are inclusive of amounts accrued within deferred rent and closed store obligations reflected in our consolidated balance sheets.
(4) Capital lease obligations include related interest.
(5) Self-insurance reserves reflect estimates based on actuarial calculations. Although these obligations do not have scheduled maturities, the timing of future payments are predictable based upon historical patterns. Accordingly, we reflect the net present value of these obligations in our consolidated balance sheets.

We have pension obligations reflected in our consolidated balance sheet that are not reflected in the table above due to the absence of scheduled maturities and the nature of the account. During fiscal 2011, we made contributions of $34.1 million to the pension plan. We expect to make contributions of approximately $7 million during fiscal 2012; however a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets.

As of August 27, 2011, our defined benefit obligation associated with our pension plans is $241.6 million and our pension assets are valued at $156.9 million, resulting in a net pension obligation of $84.8 million. Amounts recorded in Accumulated other comprehensive loss are $107.0 million at August 27, 2011. The balance in Accumulated other comprehensive loss will be amortized into pension expense in the future, unless the losses are recovered in future periods through actuarial gains.

Additionally, our tax liability for uncertain tax positions, including interest and penalties, was $35.1 million at August 27, 2011. Approximately $8.2 million is classified as current liabilities and $26.9 million is classified as long-term liabilities. We did not reflect these obligations in the table above as we are unable to make an estimate of the timing of payments due to uncertainties in the timing of the settlement of these tax positions.

Off-Balance Sheet Arrangements

The following table reflects outstanding letters of credit and surety bonds as of August 27, 2011:

(in thousands)	Total Other Commitments
Standby letters of credit	$ 96,594
Surety bonds	26,335
	$ 122,929

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in our consolidated balance sheet. The standby letters of credit and surety bonds arrangements expire within one year, but have automatic renewal clauses.

Reconciliation of Non-GAAP Financial Measures

"Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information that is useful to investors as it indicates more clearly our comparative year-to-year operating results. Furthermore, our management and Compensation Committee of the Board use the above-mentioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt
The following table reconciles net (decrease) increase in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in "Selected Financial Data":

	Fiscal Year Ended August				
(in thousands)	2011	2010	2009	2008	2007
Net (decrease) increase in cash and cash equivalents	$ (674)	$ 5,574	$ (149,755)	$ 155,807	$ (4,904)
Less: Increase in debt	442,201	181,586	476,900	314,382	78,461
Plus: Share repurchases	1,466,802	1,123,655	1,300,002	849,196	761,887
Cash flow before share repurchases and changes in debt	$1,023,927	$ 947,643	$ 673,347	$ 690,621	$ 678,522

10-K

Reconciliation of Non-GAAP Financial Measure: After-tax Return on Invested Capital

The following table calculates the percentage of ROIC. ROIC is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except percentage)	**2011**	**2010**	**2009**	**2008[(1)]**	**2007**
Net income	$ 848,974	$ 738,311	$ 657,049	$ 641,606	$ 595,672
Adjustments:					
Interest expense	170,557	158,909	142,316	116,745	119,116
Rent expense	213,846	195,632	181,308	165,121	152,523
Tax effect [(2)]	(137,962)	(128,983)	(117,929)	(102,345)	(98,796)
After-tax return	$ 1,095,415	$ 963,869	$ 862,744	$ 821,127	$ 768,515
Average debt [(3)]	$ 3,121,880	$ 2,769,617	$ 2,468,351	$ 2,074,738	$ 1,888,989
Average (deficit) equity [(4)]	(993,624)	(507,885)	(75,162)	308,401	482,702
Rent x 6 [(5)]	1,283,076	1,173,792	1,087,848	990,726	915,138
Average capital lease obligations [(6)]	84,966	62,220	58,901	60,763	27,093
Pre-tax invested capital	$ 3,496,298	$ 3,497,744	$ 3,539,938	$ 3,434,628	$ 3,313,922
ROIC	31.3%	27.6%	24.4%	23.9%	23.2%

(1) *The fiscal year ended August 30, 2008 consisted of 53 weeks.*

(2) *The effective tax rate during fiscal 2011, 2010, 2009, 2008 and 2007 was 35.9%, 36.4%, 36.4%, 36.3% and 36.4%, respectively.*

(3) *Average debt is equal to the average of our debt measured as of the previous five quarters.*

(4) *Average equity is equal to the average of our stockholders' (deficit) equity measured as of the previous five quarters.*

(5) *Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital.*

(6) *Average capital lease obligations is computed as the average of our capital lease obligations over the previous five quarters.*

Reconciliation of Non-GAAP Financial Measure: Adjusted Debt to EBITDAR

The following table calculates the ratio of adjusted debt to EBITDAR. Adjusted debt to EBITDAR is calculated as the sum of total debt, capital lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. The adjusted debt to EBITDAR ratios are presented in "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except ratio)	**2011**	**2010**	**2009**	**2008[(1)]**	**2007**
Net income	$ 848,974	$ 738,311	$ 657,049	$ 641,606	$ 595,672
Add: Interest expense	170,557	158,909	142,316	116,745	119,116
Income tax expense	475,272	422,194	376,697	365,783	340,478
EBIT	1,494,803	1,319,414	1,176,062	1,124,134	1,055,266
Add: Depreciation expense	196,209	192,084	180,433	169,509	159,411
Rent expense	213,846	195,632	181,308	165,121	152,523
Share-based expense	26,625	19,120	19,135	18,388	18,462
EBITDAR	$ 1,931,483	$ 1,726,250	$ 1,556,938	$ 1,477,152	$ 1,385,662
Debt	$ 3,351,682	$ 2,908,486	$ 2,726,900	$ 2,250,000	$ 1,935,618
Capital lease obligations	86,656	88,280	54,764	64,061	55,088
Rent x 6	1,283,076	1,173,792	1,087,848	990,726	915,138
Adjusted debt	$ 4,721,414	$ 4,170,558	$ 3,869,512	$ 3,304,787	$ 2,905,844
Adjusted debt to EDITDAR.	2.4	2.4	2.5	2.2	2.1

(1) *The fiscal year ended August 30, 2008 consisted of 53 weeks.*

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-28, *Intangibles – Goodwill and Other*, which amends Accounting Standards Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other*. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment analysis if it is more likely than not that a goodwill impairment exists based on a qualitative assessment of adverse factors. We do not expect the provisions of ASU 2010-28 to have a material impact to our consolidated financial statements. This update will be effective for our fiscal year ending August 25, 2012.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends ASC Topic 820, *Fair Value Measurement*. The purpose of ASU 2011-04 is to clarify the intent about the application of existing fair value measurement and disclosure requirements and to change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. We do not expect the provisions of ASU 2011-04 to have a material impact to our consolidated financial statements. This update will be effective as of our third quarter ending May 5, 2012.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*, which amends ASC Topic 220, *Comprehensive Income*. The objective of ASU 2011-05 is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The update will require entities to present items of net income, items of other comprehensive income and total comprehensive income in one continuous statement or two separate consecutive statements, and entities will no longer be allowed to present items of other comprehensive income in the statement of stockholders' equity. Reclassification adjustments between other comprehensive income and net income will be presented separately on the face of the financial statements. We do not expect the provisions of ASU 2011-05 to have a material impact to our consolidated financial statements. This update will be effective for our fiscal year ending August 31, 2013.

In August 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other,* which amends ASC Topic 350, *Intangibles – Goodwill and Other*. The purpose of ASU 2011-08 is to simplify how an entity tests goodwill for impairment. Entities will assess qualitative factors to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value. In instances where the fair value is determined to be less than the carrying value, entities will perform the two-step quantitative goodwill impairment test. We do not expect the provisions of ASU 2011-08 to have a material impact to our consolidated financial statements. This update will be effective for our fiscal year ending August 31, 2013.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the notes to our consolidated financial statements, we describe our significant accounting policies used in preparing the consolidated financial statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified the critical accounting policies for the areas that are materially impacted by estimates and assumptions and have discussed such policies with the Audit Committee of our Board. The following items in our consolidated financial statements represent our critical accounting policies that require significant estimation or judgment by management:

Inventory Reserves and Cost of Sales

<u>LIFO</u>

We state our inventories at the lower of cost or market using the last-in, first-out ("LIFO") method for domestic merchandise and the first-in, first out ("FIFO") method for Mexico inventories. Due to price deflation on our merchandise purchases, our domestic inventory balances are effectively maintained under the FIFO method. We do not write up inventory for favorable LIFO adjustments, and due to price deflation, LIFO costs of our domestic inventories exceed replacement costs by $253.3 million at August 27, 2011, calculated using the dollar value method.

Inventory Obsolescence and Shrinkage

Our inventory, primarily hard parts, maintenance items, accessories and non-automotive products, is used on vehicles that have rather long lives; and therefore, the risk of obsolescence is minimal and the majority of excess inventory has historically been returned to our vendors for credit. In the isolated instances where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded costs, we record a charge (less than $20 million in each of the last three years) through cost of sales for the difference. These charges are based on management's judgment, including estimates and assumptions regarding marketability of products and the market value of inventory to be sold in future periods.

Historically, we have not encountered material exposure to inventory obsolescence or excess inventory, nor have we experienced material changes to our estimates. However, we may be exposed to material losses should our vendors alter their policy with regard to accepting excess inventory returns.

Additionally, we reduce inventory for projected losses related to shrinkage, which is estimated based on historical losses and current inventory loss trends resulting from previous physical inventories. Shrinkage may occur due to theft, loss or inaccurate records for the receipt of goods, among other things. Throughout the year, we take physical inventory counts of our stores and distribution centers to verify these estimates. We make assumptions regarding upcoming physical inventory counts that may differ from actual results. Over the last three years, there has been less than a 50 basis point fluctuation in our shrinkage rate.

Each quarter, we evaluate the accrued shrinkage in light of the actual shrink results. To the extent our actual physical inventory count results differ from our estimates, we may experience material adjustments to our financial statements. Historically, we have not experienced material adjustments to our shrinkage estimates and do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use.

A 10% difference in our inventory reserves as of August 27, 2011, would have affected net income by approximately $7 million in fiscal 2011.

Vendor Allowances

We receive various payments and allowances from our vendors through a variety of programs and arrangements, including allowances for warranties, advertising and general promotion of vendor products. Vendor allowances are treated as a reduction of inventory, unless they are provided as a reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Approximately 87% of the vendor funds received are recorded as a reduction of the cost of inventories and recognized as a reduction to cost of sales as these inventories are sold.

Based on our vendor agreements, a significant portion of vendor funding we receive is based on our inventory purchases. Therefore, we record receivables for funding earned but not yet received as we purchase inventory. During the year, we regularly review the receivables from vendors to ensure vendors are able to meet their obligations. We generally have not recorded a reserve against these receivables as we have legal right of offset with our vendors for payments owed them. Historically, we have had minimal write-offs (less than $500 thousand in any of the last three years).

Self-Insurance Reserves

We retain a significant portion of the risks associated with workers' compensation, employee health, general and products liability, property and vehicle liability; and we obtain third party insurance to limit the exposure related to certain of these risks. Our self-insurance reserve estimates totaled $159.3 million at August 27, 2011, and $156.0 million at August 28, 2010. This change is primarily reflective of our growing operations, including inflation, increases in vehicles and the number of hours worked, as well as our historical claims experience and changes in our discount rate.

The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and actuarial methods, to estimate the cost to settle reported claims, and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, we consider factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends, and projected inflation of related factors. In recent history, our methods for determining our exposure have remained consistent, and our historical trends have been appropriately factored into our reserve estimates.

Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about health care costs, the severity of accidents and the incidence of illness, the average size of claims and other factors could cause actual claim costs to vary materially from our assumptions and estimates, causing our reserves to be overstated or understated. For instance, a 10% change in our self-insurance liability would have affected net income by approximately $10 million for fiscal 2011.

10-K

As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly. In fiscal 2011, we have experienced favorable claims development in our older policy years, partially offset by increased severity and frequency of claims in the current policy year, and have adjusted our estimates as necessary. Prior to fiscal 2011, we experienced favorable claims development, particularly related to workers' compensation claims. We attribute this success to programs, such as return to work, and projects aimed at accelerating claims closure. The programs have matured and proven to be effective and are therefore considered in our current and future assumptions regarding claims costs.

Our liabilities for workers' compensation, certain general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, we reflect the net present value of the obligations we determine to be long-term using the risk-free interest rate as of the balance sheet date. If the discount rate used to calculate the present value of these reserves changed by 50 basis points, net income would have been affected by approximately $2 million for fiscal 2011. Our liability for health benefits is classified as current, as the historical average duration of claims is approximately six weeks.

Income Taxes
Our income tax returns are audited by state, federal and foreign tax authorities, and we are typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which we operate. The contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and prior experience with similar tax positions. We regularly review our tax reserves for these items and assess the adequacy of the amount we have recorded. As of August 27, 2011, we had approximately $35.1 million reserved for uncertain tax positions.

We evaluate potential exposures associated with our various tax filings by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

We believe our estimates to be reasonable and have not experienced material adjustments to our reserves in the previous three years; however, actual results could differ from our estimates and we may be exposed to gains or losses that could be material. Specifically, management has used judgment and made assumptions to estimate the likely outcome of uncertain tax positions. Additionally, to the extent we prevail in matters for which a liability has been established, or must pay in excess of recognized reserves, our effective tax rate in any particular period could be materially affected.

Pension Obligation
Prior to January 1, 2003, substantially all full-time employees were covered by a qualified defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. On January 1, 2003, our supplemental, unqualified defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. As the plan benefits are frozen, the annual pension expense and recorded liabilities are not impacted by increases in future compensation levels, but are impacted by the use of two key assumptions in the calculation of these balances:

Expected long-term rate of return on plan assets: For the fiscal year ended August 27, 2011, we have assumed an 8% long-term rate of return on our plan assets. This estimate is a judgmental matter in which management considers the composition of our asset portfolio, our historical long-term investment performance and current market conditions. We review the expected long-term rate of return on an annual basis, and revise it accordingly. Additionally, we monitor the mix of investments in our portfolio to ensure alignment with our long-term strategy to manage pension cost and reduce volatility in our assets. For the fiscal year ending August 25, 2012, we expect to assume a long-term rate of return on our plan assets of 7.5% due to a change in our asset allocation. At August 27, 2011, our plan assets totaled $157 million in our qualified plan. Our assets are generally valued using the net asset values, which are determined by valuing investments at the closing price or last trade reported on the major market on which the individual securities are traded. We have no assets in our nonqualified plan. A 50 basis point change in our expected long term rate of return would impact annual pension expense/income by approximately $780 thousand for the qualified plan.

Discount rate used to determine benefit obligations: This rate is highly sensitive and is adjusted annually based on the interest rate for long-term, high-quality, corporate bonds as of the measurement date using yields for maturities that are in line with the duration of our pension liabilities. This same discount rate is also used to determine pension expense for the following plan year. For fiscal 2011, we assumed a discount rate of 5.13%. A decrease in the discount rate increases our projected benefit obligation and pension expense. A 50 basis point change in the discount rate at August 27, 2011 would impact annual pension expense/income by approximately $2 million for the qualified plan and $30 thousand for the nonqualified plan.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various derivative instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by the Board. Further, we do not buy or sell derivative instruments for trading purposes.

Interest Rate Risk
Our financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

We have historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments as a component of either other current assets or accrued expenses and other. Our interest rate hedge instruments are designated as cash flow hedges.

Unrealized gains and losses on interest rate hedges are deferred in stockholders' deficit as a component of Accumulated other comprehensive loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense.

However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in earnings.

As of August 28, 2010, we held two forward starting interest rate swaps with a total notional amount of $300 million. Subsequent to the fiscal year ended August 28, 2010, we entered into a third forward starting interest rate swap with a notional amount of $100 million, bringing the total notional amount of all outstanding forward starting interest rate swaps to $400 million. These agreements were designated as cash flow hedges and were used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates related to the $500 million Senior Note debt issuance during the first quarter of fiscal 2011. The swaps were benchmarked based on the 3-month LIBOR. The three forward starting interest rate swaps expired in November 2010 and resulted in a loss of $7.4 million, net of tax, which has been deferred in Accumulated other comprehensive loss and will be reclassified to interest expense over the life of the underlying debt. The hedges remained highly effective until they expired; therefore, no ineffectiveness was recognized in earnings. At August 27, 2011, we had no outstanding interest rate hedge instruments.

The fair value of our debt was estimated at $3.633 billion as of August 27, 2011, and $3.182 billion as of August 28, 2010, based on the quoted market prices for the same or similar debt issues or on the current rates available to us for debt having the same remaining maturities. Such fair value is greater than the carrying value of debt by $281.0 million and $273.5 million at August 27, 2011 and August 28, 2010, respectively. We had $601.7 million of variable rate debt outstanding at August 27, 2011, and $459.2 million of variable rate debt outstanding at August 28, 2010. In fiscal 2011, at this borrowing level for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of approximately $6 million. The primary interest rate exposure on variable rate debt is based on LIBOR. We had outstanding fixed rate debt of $2.750 billion at August 27, 2011, and $2.449 billion at August 28, 2010. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by approximately $112 million at August 27, 2011.

Fuel Price Risk

From time to time, we utilize fuel swap contracts in order to lower fuel cost volatility in our operating results. Historically, the instruments were executed to economically hedge a portion of our diesel and unleaded fuel exposure. However, we have not designated the fuel swap contracts as hedging instruments; and therefore, the contracts have not qualified for hedge accounting treatment. We did not enter into any fuel swap contracts during fiscal 2011 or fiscal 2010. During fiscal year 2009, we used a derivative financial instrument to economically hedge the commodity cost associated with our unleaded fuel. The notional amount of the contract was 2.5 million gallons and terminated August 31, 2009. The loss on the fuel contract for fiscal 2009 was $2.3 million.

Foreign Currency Risk

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than our entities' functional currencies. To minimize our risk, we generally enter into transactions denominated in the respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material.

Our primary foreign currency exposure arises from Mexican peso-denominated revenues and profits and their translation into U.S. dollars. We generally view our investments in the Mexican subsidiaries as long-term. As a result, we generally do not hedge these net investments. The net investment in the Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $292.2 million at August 27, 2011 and $254.6 million at August, 28, 2010. The potential loss in value of our net investment in the Mexican subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at August 27, 2011 and August 28, 2010, amounted to approximately $27 million and approximately $23 million, respectively. Any changes in our net investment in the Mexican subsidiaries relating to foreign currency exchange rates would be reflected in the foreign currency translation component of Accumulated other comprehensive loss, unless the Mexican subsidiaries are sold or otherwise disposed.

During fiscal 2011, exchange rates with respect to the Mexican peso increased by approximately 4.3% with respect to the U.S. dollar. Exchange rates with respect to the Mexican peso increased by approximately 1.4% with respect to the U.S. dollar during fiscal 2010.

Item 8. Financial Statements and Supplementary Data

Index

10-K

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team, which is comprised of both Company personnel and Deloitte & Touche LLP professionals. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 27, 2011, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 27, 2011.

Our independent registered public accounting firm, Ernst & Young LLP, audited the effectiveness of our internal control over financial reporting. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting as of August 27, 2011 is included in this Annual Report on Form 10-K.

10-K

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive
Vice President – Finance, Information
Technology and Store Development

Certifications

Compliance with NYSE Corporate Governance Listing Standards
On January 4, 2010, the Company submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Rule 13a-14(a) Certifications of Principal Executive Officer and Principal Financial Officer
The Company has filed, as exhibits to its Annual Report on Form 10-K for the fiscal year ended August 27, 2011, the certifications of its Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 27, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). AutoZone, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on AutoZone, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AutoZone, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 27, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AutoZone, Inc. as of August 27, 2011 and August 28, 2010 and the related consolidated statements of income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended August 27, 2011 of AutoZone, Inc. and our report dated October 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 24, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 27, 2011 and August 28, 2010 and the related consolidated statements of income, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended August 27, 2011. These financial statements are the responsibility of AutoZone, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 27, 2011 and August 28, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 27, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AutoZone, Inc.'s internal control over financial reporting as of August 27, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 24, 2011

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 27, 2011 (52 weeks)	August 28, 2010 (52 weeks)	August 29, 2009 (52 weeks)
Net sales	$ 8,072,973	$ 7,362,618	$ 6,816,824
Cost of sales, including warehouse and delivery expenses	3,953,510	3,650,874	3,400,375
Gross profit	4,119,463	3,711,744	3,416,449
Operating, selling, general and administrative expenses	2,624,660	2,392,330	2,240,387
Operating profit	1,494,803	1,319,414	1,176,062
Interest expense, net	170,557	158,909	142,316
Income before income taxes	1,324,246	1,160,505	1,033,746
Income tax expense	475,272	422,194	376,697
Net income	$ 848,974	$ 738,311	$ 657,049
Weighted average shares for basic earnings per share	42,632	48,488	55,282
Effect of dilutive stock equivalents	971	816	710
Adjusted weighted average shares for diluted earnings per share	43,603	49,304	55,992
Basic earnings per share	$ 19.91	$ 15.23	$ 11.89
Diluted earnings per share	$ 19.47	$ 14.97	$ 11.73

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands)	August 27, 2011	August 28, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 97,606	$ 98,280
Accounts receivable	140,690	125,802
Merchandise inventories	2,466,107	2,304,579
Other current assets	88,022	83,160
Total current assets	2,792,425	2,611,821
Property and equipment:		
Land	740,276	690,098
Buildings and improvements	2,177,476	2,013,301
Equipment	994,369	923,595
Leasehold improvements	275,299	247,748
Construction in progress	184,452	192,519
	4,371,872	4,067,261
Less: Accumulated depreciation and amortization	1,702,997	1,547,315
	2,668,875	2,519,946
Goodwill	302,645	302,645
Deferred income taxes	10,661	46,223
Other long-term assets	94,996	90,959
	408,302	439,827
	$5,869,602	$5,571,594
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$2,755,853	$2,433,050
Accrued expenses and other	449,327	432,368
Income taxes payable	25,185	25,385
Deferred income taxes	166,449	146,971
Short-term borrowings	34,082	26,186
Total current liabilities	3,430,896	3,063,960
Long-term debt	3,317,600	2,882,300
Other long-term liabilities	375,338	364,099
Commitments and contingencies	–	–
Stockholders' deficit:		
Preferred stock, authorized 1,000 shares; no shares issued	–	–
Common stock, par value $.01 per share, authorized 200,000 shares; 44,084 shares issued and 40,109 shares outstanding in 2011 and 50,061 shares issued and 45,107 shares outstanding in 2010	441	501
Additional paid-in capital	591,384	557,955
Retained deficit	(643,998)	(245,344)
Accumulated other comprehensive loss	(119,691)	(106,468)
Treasury stock, at cost	(1,082,368)	(945,409)
Total stockholders' deficit	(1,254,232)	(738,765)
	$5,869,602	$5,571,594

See Notes to Consolidated Financial Statements.

10-K

Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 27, 2011 (52 weeks)	August 28, 2010 (52 weeks)	August 29, 2009 (52 weeks)
Cash flows from operating activities:			
Net income	$ 848,974	$ 738,311	$ 657,049
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	196,209	192,084	180,433
Amortization of debt origination fees	8,962	6,495	3,644
Income tax benefit from exercise of stock options	(34,945)	(22,251)	(8,407)
Deferred income taxes	44,667	(9,023)	46,318
Share-based compensation expense	26,625	19,120	19,135
Changes in operating assets and liabilities:			
Accounts receivable	(14,605)	782	(56,823)
Merchandise inventories	(155,421)	(96,077)	(76,337)
Accounts payable and accrued expenses	342,826	349,122	137,158
Income taxes payable	34,319	12,474	32,264
Other, net	(6,073)	5,215	(10,626)
Net cash provided by operating activities	1,291,538	1,196,252	923,808
Cash flows from investing activities:			
Capital expenditures	(321,604)	(315,400)	(272,247)
Purchase of marketable securities	(43,772)	(56,156)	(48,444)
Proceeds from sale of marketable securities	43,081	52,620	46,306
Disposal of capital assets	3,301	11,489	10,663
Net cash used in investing activities	(318,994)	(307,447)	(263,722)
Cash flows from financing activities:			
Net proceeds from commercial paper	134,600	155,400	277,600
Net proceeds from short-term borrowings	6,901	26,186	–
Proceeds from issuance of debt	500,000	–	500,000
Repayment of debt	(199,300)	–	(300,700)
Net proceeds from sale of common stock	55,846	52,922	39,855
Purchase of treasury stock	(1,466,802)	(1,123,655)	(1,300,002)
Income tax benefit from exercise of stock options	34,945	22,251	8,407
Payments of capital lease obligations	(22,781)	(16,597)	(17,040)
Other	(17,180)	–	(15,016)
Net cash used in financing activities	(973,771)	(883,493)	(806,896)
Effect of exchange rate changes on cash	553	262	(2,945)
Net (decrease) increase in cash and cash equivalents	(674)	5,574	(149,755)
Cash and cash equivalents at beginning of year	98,280	92,706	242,461
Cash and cash equivalents at end of year	$ 97,606	$ 98,280	$ 92,706
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 155,531	$ 150,745	$ 132,905
Income taxes paid	$ 405,654	$ 420,575	$ 299,021
Assets acquired through capital lease	$ 32,301	$ 75,881	$ 16,880

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' (Deficit) Equity

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 30, 2008	63,600	$636	$537,005	$ 206,099	$ (4,135)	$ (509,918)	$ 229,687
Net income				657,049			657,049
Pension liability adjustments, net of taxes of ($29,481)					(46,956)		(46,956)
Foreign currency translation adjustment					(43,655)		(43,655)
Unrealized gain adjustment on marketable securities, net of taxes of $306					568		568
Reclassification of net loss on termination of swap into earnings, net of taxes of $1,601					2,744		2,744
Reclassification of net gain on derivatives into earnings					(612)		(612)
Comprehensive income							569,138
Cumulative effect of adopting ASC Topic 715 measurement date, net of taxes of $198				300	11		311
Purchase of 9,313 shares of treasury stock						(1,300,002)	(1,300,002)
Issuance of 3 shares of common stock						395	395
Retirement of treasury shares	(6,223)	(62)	(55,071)	(726,513)		781,646	—
Sale of common stock under stock option and stock purchase plans	504	5	39,850				39,855
Share-based compensation expense			19,135				19,135
Income tax benefit from exercise of stock options			8,407				8,407
Balance at August 29, 2009	57,881	$579	$549,326	$ 136,935	$ (92,035)	$(1,027,879)	$ (433,074)
Net income				738,311			738,311
Pension liability adjustments, net of taxes of ($5,504)					(8,133)		(8,133)
Foreign currency translation adjustment					705		705
Unrealized loss adjustment on marketable securities, net of taxes of ($56)					(104)		(104)
Net losses on outstanding derivatives, net of taxes of ($3,700)					(6,278)		(6,278)
Reclassification of net gain on derivatives into earnings					(612)		(612)
Comprehensive income							723,889
Purchase of 6,376 shares of treasury stock						(1,123,655)	(1,123,655)
Retirement of treasury shares	(8,504)	(85)	(85,657)	(1,120,289)		1,206,031	—
Sale of common stock under stock options and stock purchase plan	684	7	52,915				52,922
Share-based compensation expense			19,120				19,120
Income tax benefit from exercise of stock options			22,251				22,251
Other				(301)	(11)	94	(218)
Balance at August 28, 2010	50,061	$501	$557,955	$ (245,344)	$(106,468)	$ (945,409)	$ (738,765)
Net income				848,974			848,974
Pension liability adjustments, net of taxes of ($3,998)					(17,346)		(17,346)
Foreign currency translation adjustment					8,347		8,347
Unrealized loss adjustment on marketable securities, net of taxes of ($91)					(171)		(171)
Net losses on terminated derivatives					(5,453)		(5,453)
Reclassification of net losses on derivatives into earnings					1,400		1,400
Comprehensive income							835,751
Purchase of 5,598 shares of treasury stock						(1,466,802)	(1,466,802)
Retirement of treasury shares	(6,577)	(66)	(82,150)	(1,247,627)		1,329,843	—
Sale of common stock under stock options and stock purchase plan	600	6	55,840				55,846
Share-based compensation expense			24,794				24,794
Income tax benefit from exercise of stock options			34,945				34,945
Other				(1)			(1)
Balance at August 27, 2011	44,084	$441	$591,384	$ (643,998)	$(119,691)	$(1,082,368)	$(1,254,232)

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") are principally a retailer and distributor of automotive parts and accessories. At the end of fiscal 2011, the Company operated 4,534 domestic stores in the United States ("U.S."), including Puerto Rico, and 279 stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In 2,659 of the domestic stores at the end of fiscal 2011, the Company had a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. The Company also sells the ALLDATA brand automotive diagnostic and repair software through www.alldata.com and www.alldatadiy.com. Additionally, the Company sells automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and the Company's commercial customers can make purchases through www.autozonepro.com. The Company does not derive revenue from automotive repair or installation services.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August. Accordingly, each of fiscal 2011, 2010 and 2009 represented 52 weeks.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Cash equivalents include proceeds due from credit and debit card transactions with settlement terms of less than 5 days. Credit and debit card receivables included within cash and cash equivalents were $32.5 million at August 27, 2011 and $29.6 million at August 28, 2010.

Accounts Receivable: Accounts receivable consists of receivables from commercial customers and vendors, and are presented net of an allowance for uncollectible accounts. AutoZone routinely grants credit to certain of its commercial customers. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and sales to a large number of customers, as well as the low dollar value per transaction for most of its sales. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations and the allowances for uncollectible accounts were $2.1 million at August 27, 2011, and $1.4 million at August 28, 2010.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out method for domestic inventories and the first-in, first out ("FIFO") method for Mexico inventories. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's domestic inventory balances are effectively maintained under the FIFO method. The Company's policy is not to write up inventory in excess of replacement cost. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $253.3 million at August 27, 2011, and $247.3 million at August 28, 2010.

Marketable Securities: The Company invests a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities and classifies them as available-for-sale. The Company includes these securities within the Other current assets and Other long-term assets captions in the accompanying Consolidated Balance Sheets and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. A discussion of marketable securities is included in "Note E – Fair Value Measurements" and "Note F – Marketable Securities".

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under capital lease.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no material impairment losses recorded in the three years ended August 27, 2011.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. Goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in the three years ended August 27, 2011. Goodwill was $302.6 million as of August 27, 2011, and August 28, 2010.

10-K

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various derivative instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors (the "Board"). Further, the Company does not buy or sell derivative instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to "Note H – Derivative Financial Instruments" for additional disclosures regarding the Company's derivative instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying Consolidated Statements of Cash Flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to Accumulated other comprehensive loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement. The periodic settlement of interest rate derivatives hedging outstanding variable rate debt is recorded as an adjustment to interest expense and is therefore reflected as a component of operating cash flows.

Foreign Currency: The Company accounts for its Mexican operations using the Mexican peso as the functional currency and converts its financial statements from Mexican pesos to U.S. dollars. The cumulative loss on currency translation is recorded as a component of Accumulated other comprehensive loss and approximated $36.4 million at August 27, 2011, and $44.7 million at August 28, 2010.

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, employee health, general, products liability, property and vehicle insurance. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. Estimates are based on calculations that consider historical lag and claim development factors. The long-term portions of these liabilities are recorded at the Company's estimate of their net present value.

Deferred Rent: The Company recognizes rent expense on a straight-line basis over the course of the lease term, which includes any reasonably assured renewal periods, beginning on the date the Company takes physical possession of the property (see "Note M – Leases"). Differences between this calculated expense and cash payments are recorded as a liability within the Accrued expenses and other and Other long-term liabilities captions in the accompanying Consolidated Balance Sheets, based on the terms of the lease. Deferred rent approximated $77.6 million as of August 27, 2011, and $67.6 million as of August 28, 2010.

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note I – Financing," marketable securities is included in "Note F – Marketable Securities," and derivatives is included in "Note H – Derivative Financial Instruments."

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our effective tax rate is based on income by tax jurisdiction, statutory rates, and tax saving initiatives available to us in the various jurisdictions in which we operate.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company must determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company classifies interest related to income tax liabilities, and if applicable, penalties, as a component of Income tax expense. The income tax liabilities and accrued interest and penalties that are expected to be payable within one year of the balance sheet date are presented within the Accrued expenses and other caption in the accompanying Consolidated Balance Sheets. The remaining portion of the income tax liabilities and accrued interest and penalties are presented within the Other long-term liabilities caption in the accompanying Consolidated Balance Sheets because payment of cash is not anticipated within one year of the balance sheet date.

Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are included within the Accrued expenses and other caption until remitted to the taxing authorities.

Dividends: The Company currently does not pay a dividend on its common stock. The ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, any future payment of dividends would be dependent upon the Company's financial condition, capital requirements, earnings and cash flow.

Revenue Recognition: The Company recognizes sales at the time the sale is made and the product is delivered to the customer. Revenue from sales are presented net of allowances for estimated sales returns, which are based on historical return rates.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount upon the customer returning a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product. These monies are generally recorded as a reduction of merchandise inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products, the vendor funds are recorded as a reduction to Operating, selling, general and administrative expenses in the period in which the specific costs were incurred.

The Company expenses advertising costs as incurred. Advertising expense, net of vendor promotional funds, was $71.5 million in fiscal 2011, $65.5 million in fiscal 2010, and $72.1 million in fiscal 2009. Vendor promotional funds, which reduced advertising expense, amounted to $23.2 million in fiscal 2011, $19.6 million in fiscal 2010, and $9.7 in fiscal 2009.

Cost of Sales and Operating, Selling, General and Administrative Expenses: The following illustrates the primary costs classified in each major expense category:

10-K

Cost of Sales

- Total cost of merchandise sold, including:
  - Freight expenses associated with moving merchandise inventories from the Company's vendors to the distribution centers and to the retail stores
  - Vendor allowances that are not reimbursements for specific, incremental and identifiable costs
- Costs associated with operating the Company's supply chain, including payroll and benefit costs, warehouse occupancy costs, transportation costs and depreciation
- Inventory shrinkage

Operating, Selling, General and Administrative Expenses

- Payroll and benefit costs for store and store support employees;
- Occupancy costs of store and store support facilities;
- Depreciation and amortization related to retail and store support assets;
- Transportation costs associated with commercial and hub deliveries;
- Advertising;
- Self insurance costs; and
- Other administrative costs, such as credit card transaction fees, supplies, and travel and lodging

Warranty Costs: The Company or the vendors supplying its products provides the Company's customers limited warranties on certain products that range from 30 days to lifetime. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded within the Accrued expenses and other caption in the Consolidated Balance Sheets. For vendor allowances that are in excess of the related estimated warranty expense for the vendor's products, the excess is recorded in inventory and recognized as a reduction to cost of sales as the related inventory is sold.

Shipping and Handling Costs: The Company does not generally charge customers separately for shipping and handling. Substantially all the costs the Company incurs to ship products to our stores are included in cost of sales.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding common shares adjusted for the effect of common stock equivalents, which are primarily stock options. There were no stock options excluded from the diluted earnings per share computation that would have been anti-dilutive as of August 27, 2011 and August 28, 2010. At August 29, 2009, approximately 30,000 shares were excluded from the diluted earnings per share computation.

Share-Based Payments: Share-based payments include stock option grants and certain other transactions under the Company's stock plans. The Company recognizes compensation expense for its share-based payments based on the fair value of the awards. See "Note B – Share-Based Payments" for further discussion.

Risk and Uncertainties: In fiscal 2011, one class of similar products accounted for 10 percent of the Company's total revenues, and one vendor supplied more than 10 percent of the Company's total purchases. No other class of similar products accounted for 10 percent or more of total revenues, and no other individual vendor provided more than 10 percent of total purchases.

Recent Accounting Pronouncements: In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-28, *Intangibles – Goodwill and Other*, which amends Accounting Standards Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other*. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment analysis if it is more likely than not that a goodwill impairment exists based on a qualitative assessment of adverse factors. The Company does not expect the provisions of ASU 2010-28 to have a material impact to the consolidated financial statements. This update will be effective for the Company's fiscal year ending August 25, 2012.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends ASC Topic 820, *Fair Value Measurement*. The purpose of ASU 2011-04 is to clarify the intent about the application of existing fair value measurement and disclosure requirements and to change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Company does not expect the provisions of ASU 2011-04 to have a material impact to its consolidated financial statements. This update will be effective for the Company's third quarter ending May 5, 2012.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*, which amends ASC Topic 220, *Comprehensive Income*. The objective of ASU 2011-05 is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The update will require entities to present items of net income, items of other comprehensive income and total comprehensive income in one continuous statement or two separate consecutive statements, and entities will no longer be allowed to present items of other comprehensive income in the statement of stockholders' equity. Reclassification adjustments between other comprehensive income and net income will be presented separately on the face of the financial statements. The Company does not expect the provisions of ASU 2011-05 to have a material impact to its consolidated financial statements. This update will be effective for the Company's fiscal year ending August 31, 2013.

In August 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other,* which amends ASC Topic 350, *Intangibles – Goodwill and Other*. The purpose of ASU 2011-08 is to simplify how an entity tests goodwill for impairment. Entities will assess qualitative factors to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value. In instances where the fair value is determined to be less than the carrying value, entities will perform the two-step quantitative goodwill impairment test. The Company does not expect the provisions of ASU 2011-08 to have a material impact to its consolidated financial statements. This update will be effective for the Company's fiscal year ending August 31, 2013.

Note B – Share-Based Payments

Total share-based compensation expense (a component of Operating, selling, general and administrative expenses) was $26.6 million for fiscal 2011, $19.1 million for fiscal 2010, and $19.1 million for fiscal 2009. As of August 27, 2011, share-based compensation expense for unvested awards not yet recognized in earnings is $18.7 million and will be recognized over a weighted average period of 2.5 years. Tax deductions in excess of recognized compensation cost are classified as a financing cash inflow.

On December 15, 2010, the Company's stockholders approved the 2011 Equity Incentive Award Plan (the "2011 Plan"), allowing the Company to provide equity-based compensation to non-employee directors and employees for their service to AutoZone or its subsidiaries or affiliates. Under the 2011 Plan, participants may receive equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, deferred stock, stock payments, performance share awards and other incentive awards structured by the Board and the Compensation Committee of the Board. Prior to the Company's adoption of the 2011 Plan, equity-based compensation was provided to employees under the 2006 Stock Option Plan and to non-employee directors under the 2003 Director Compensation Plan (the "2003 Comp Plan") and the 2003 Director Stock Option Plan (the "2003 Option Plan").

10-K

The Company grants options to purchase common stock to certain of its employees under its plans at prices equal to the market value of the stock on the date of grant. Options have a term of 10 years or 10 years and one day from grant date. Employee options generally vest in equal annual installments on the first, second, third and fourth anniversaries of the grant date and generally have 30 or 90 days after the service relationship ends, or one year after death, to exercise all vested options. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date.

In addition to the 2011 Plan, on December 15, 2010, the Company adopted the 2011 Director Compensation Program (the "2011 Program"), which states that non-employee directors will receive their compensation in awards of restricted stock units under the 2011 Plan. Under the 2011 Program, restricted stock units are granted the first day of each calendar quarter. The number of restricted stock units granted each quarter is determined by dividing one-fourth of the amount of the annual retainer by the fair market value of the shares of common stock as of the grant date. The restricted stock units are fully vested on the date they are issued and are paid in shares of the Company's common stock subsequent to the non-employee director ceasing to be a member of the Board.

The 2011 Program replaces the 2003 Comp Plan and the 2003 Option Plan. Under the 2003 Comp Plan, non-employee directors could receive no more than one-half of their director fees immediately in cash, and the remainder of the fees was required to be taken in common stock or stock appreciation rights. The director had the option to elect to receive up to 100% of the fees in stock or defer all or part of the fees in units with value equivalent to the value of shares of common stock as of the grant date. At August 27, 2011, the Company has $5.9 million accrued related to 19,709 outstanding units issued under the 2003 Comp Plan and prior plans. At August 28, 2010, the Company has $4.1 million accrued related to 19,228 outstanding units issued under the 2003 Comp Plan and prior plans. No additional shares of stock or units will be issued in future years under the 2003 Comp Plan.

Under the 2003 Option Plan, each non-employee director received an option grant on January 1 of each year, and each new non-employee director received an option to purchase 3,000 shares upon election to the Board, plus a portion of the annual directors' option grant prorated for the portion of the year actually served. These stock option grants were made at the fair market value as of the grant date and generally vested three years from the grant date. There are 125,614 outstanding options under the 2003 Option Plan as of August 27, 2011, and 137,016 outstanding options as of August 28, 2010. No additional options will be issued in future years under the 2003 Option Plan.

The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The following table presents the weighted average for key assumptions used in determining the fair value of options granted and the related share-based compensation expense:

	Year Ended		
	August 27, 2011	**August 28, 2010**	**August 29, 2009**
Expected price volatility	31%	31%	28%
Risk-free interest rates	1.0%	1.8%	2.4%
Weighted average expected lives in years	4.3	4.3	4.1
Forfeiture rate	10%	10%	10%
Dividend yield	0%	0%	0%

The following methodologies were applied in developing the assumptions used in determining the fair value of options granted:

Expected price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. The Company calculates daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate – This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years or ten years and one day. An increase in the expected life will increase compensation expense.

Forfeiture rate – This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience at the time of valuation and reduces expense ratably over the vesting period. An increase in the forfeiture rate will decrease compensation expense. This estimate is evaluated periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Dividend yield – The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The weighted average grant date fair value of options granted was $58.57 during fiscal 2011, $40.75 during fiscal 2010, and $34.06 during fiscal 2009. The intrinsic value of options exercised was $100.0 million in fiscal 2011, $64.8 million in fiscal 2010, and $29.3 million in fiscal 2009. The total fair value of options vested was $20.7 million in fiscal 2011, $20.7 million in fiscal 2010 and $16.2 million in fiscal 2009.

The Company generally issues new shares when options are exercised. The following table summarizes information about stock option activity for the year ended August 27, 2011:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding – August 28, 2010	2,874,206	$ 110.93		
Granted	424,780	226.00		
Exercised	(607,975)	96.35		
Canceled	(60,817)	135.07		
Outstanding – August 27, 2011	2,630,194	132.32	6.35	$ 444,437
Exercisable	1,446,765	104.23	5.01	285,111
Expected to vest	1,065,086	166.67	7.99	143,394
Available for future grants	2,817,250			

10-K

The Company recognized $1.4 million in expense related to the discount on the selling of shares to employees and executives under various share purchase plans in fiscal 2011, $1.0 million in fiscal 2010 and $0.9 million in fiscal 2009. The Sixth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan (the "Employee Plan"), which is qualified under Section 423 of the Internal Revenue Code, permits all eligible employees to purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the Employee Plan, 21,608 shares were sold to employees in fiscal 2011, 26,620 shares were sold to employees in fiscal 2010, and 29,147 shares were sold to employees in fiscal 2009. The Company repurchased 30,864 shares at fair value in fiscal 2011, 30,617 shares at fair value in fiscal 2010, and 37,190 shares at fair value in fiscal 2009 from employees electing to sell their stock. Issuances of shares under the Employee Plan are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note K – Stock Repurchase Program." At August 27, 2011, 272,375 shares of common stock were reserved for future issuance under the Employee Plan.

Once executives have reached the maximum purchases under the Employee Plan, the Fourth Amended and Restated Executive Stock Purchase Plan (the "Executive Plan") permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases under the Executive Plan were 1,719 shares in fiscal 2011, 1,483 shares in fiscal 2010, and 1,705 shares in fiscal 2009. At August 27, 2011, 256,337 shares of common stock were reserved for future issuance under the Executive Plan.

Note C – Accrued Expenses and Other

Accrued expenses and other consisted of the following:

(in thousands)	August 27, 2011	August 28, 2010
Medical and casualty insurance claims (current portion)	$ 55,896	$ 60,955
Accrued compensation, related payroll taxes and benefits	151,419	134,830
Property, sales, and other taxes	89,675	102,364
Accrued interest	33,811	31,091
Accrued gift cards	27,406	22,013
Accrued sales and warranty returns	16,269	14,679
Capital lease obligations	25,296	21,947
Other	49,555	44,489
	$ 449,327	$ 432,368

The Company retains a significant portion of the insurance risks associated with workers' compensation, employee health, general, products liability, property and vehicle insurance. A portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The limits are per claim and are $1.5 million for workers' compensation and property, $0.5 million for employee health, and $1.0 million for general, products liability, and vehicle.

Note D – Income Taxes

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended August 27, 2011	August 28, 2010	August 29, 2009
Current:			
Federal	$ 391,132	$ 397,062	$ 303,929
State	39,473	34,155	26,450
	430,605	431,217	330,379
Deferred:			
Federal	49,698	(3,831)	46,809
State	(5,031)	(5,192)	(491)
	44,667	(9,023)	46,318
Income tax expense	$ 475,272	$ 422,194	$ 376,697

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

(in thousands)	Year Ended August 27, 2011	August 28, 2010	August 29, 2009
Federal tax at statutory U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net	1.7%	1.6%	1.6%
Other	(0.8%)	(0.2%)	(0.2%)
Effective tax rate	35.9%	36.4%	36.4%

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 27, 2011	August 28, 2010
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 31,772	$ 25,781
Insurance reserves	17,542	20,400
Accrued benefits	61,436	50,991
Pension	30,967	34,965
Other	39,878	34,764
Total deferred tax assets	181,595	166,901
Less: Valuation allowances	(7,973)	(7,085)
	173,622	159,816
Deferred tax liabilities:		
Property and equipment	(64,873)	(35,714)
Inventory	(220,234)	(205,000)
Other	(44,303)	(19,850)
	(329,410)	(260,564)
Net deferred tax liability	$ (155,788)	$ (100,748)

10-K

Deferred taxes are not provided for temporary differences of approximately $140.2 million at August 27, 2011, and $91.1 million of August 28, 2010, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis differences is not practicable.

At August 27, 2011, and August 28, 2010, the Company had deferred tax assets of $8.0 million and $8.2 million from federal tax operating losses ("NOLs") of $22.8 million and $23.4 million, and deferred tax assets of $1.1 million and $1.6 million from state tax NOLs of $22.5 million and $35.5 million, respectively. At August 27, 2011, the Company had deferred tax assets of $1.5 million from Non-U.S. NOLs of $5.1 million. At August 28, 2010, the Company had no deferred tax assets from Non-U.S. NOLs. The federal and state NOLs expire between fiscal 2012 and fiscal 2026. At August 27, 2011, and August 28, 2010, the Company had a valuation allowance of $8.0 million and $6.8 million, respectively, for certain federal, state and Non-U.S. NOLs resulting primarily from annual statutory usage limitations. At August 27, 2011, and August 28, 2010, the Company had deferred tax assets of $21.2 million and $16.0 million, respectively, for federal, state, and Non-U.S. income tax credit carryforwards. Certain tax credit carryforwards have no expiration date and others will expire in fiscal 2012 through fiscal 2031. At August 27, 2011, the Company had no valuation allowance for credits subject to such expiration. At August 28, 2010, the Company had a valuation allowance of $0.3 million for credits subject to such expiration periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	August 27, 2011	August 28, 2010
Beginning balance	$ 38,554	$ 44,192
Additions based on tax positions related to the current year	6,205	16,802
Additions for tax positions of prior years	11,787	2,125
Reductions for tax positions of prior years	(20,998)	(6,390)
Reductions due to settlements	(3,829)	(16,354)
Reductions due to statue of limitations	(1,813)	(1,821)
Ending balance	$ 29,906	$ 38,554

Included in the August 27, 2011 balance is $19.3 million of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate.

The Company accrues interest on unrecognized tax benefits as a component of Income tax expense. In addition, penalties, if incurred, would be recognized as a component of Income tax expense. The Company had $5.2 million and $7.9 million accrued for the payment of interest and penalties associated with unrecognized tax benefits at August 27, 2011 and August 28, 2010, respectively.

The major jurisdictions where the Company files income tax returns are the U.S. and Mexico. With few exceptions, tax returns filed for tax years 2007 through 2010 remain open and subject to examination by the relevant tax authorities. The Company is typically engaged in various tax examinations at any given time, both by U.S. federal and state taxing jurisdictions and Mexican tax authorities. As of August 27, 2011, the Company estimates that the amount of unrecognized tax benefits could be reduced by approximately $6.3 million over the next twelve months as a result of tax audit closings, settlements, and the expiration of statutes to examine such returns in various jurisdictions. While the Company believes that it has adequately accrued for possible audit adjustments, the final resolution of these examinations cannot be determined at this time and could result in final settlements that differ from current estimates.

Note E – Fair Value Measurements

The Company has adopted ASC Topic 820, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure requirements about fair value measurements. This standard defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring fair value by creating a hierarchy of valuation inputs used to measure fair value, and although it does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The hierarchy prioritizes the inputs into three broad levels:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs — inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs — unobservable inputs for the asset or liability.

Financial Assets & Liabilities Measured at Fair Value on a Recurring Basis
The Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	August 27, 2011			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Fair Value**
Other current assets	$ 11,872	$ –	$ –	$ 11,872
Other long-term assets	55,390	5,869	–	61,259
	$ 67,262	$ 5,869	$ –	$ 73,131

	August 28, 2010			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Fair Value**
Other current assets	$ 11,307	$ 4,996	$ –	$ 16,303
Other long-term assets	47,725	8,673	–	56,398
Accrued expenses and other	–	(9,979)	–	(9,979)
	$ 59,032	$ 3,690	$ –	$ 62,722

At August 27, 2011, the fair value measurement amounts for assets and liabilities recorded in the accompanying Consolidated Balance Sheet consisted of short-term marketable securities of $11.9 million, which are included within Other current assets and long-term marketable securities of $61.3 million, which are included in Other long-term assets. The Company's marketable securities are typically valued at the closing price in the principal active market as of the last business day of the quarter or through the use of other market inputs relating to the securities, including benchmark yields and reported trades. A discussion on how the Company's cash flow hedges are valued is included in "Note H – Derivative Financial Instruments", while the fair value of the Company's pension plan assets are disclosed in "Note L – Pension and Savings Plans".

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis
Non-financial assets could be required to be measured at fair value on a non-recurring basis in certain circumstances, including the event of impairment. The assets could include assets acquired in an acquisition as well as property, plant and equipment that are determined to be impaired. During fiscal 2011 and fiscal 2010, the Company did not have any significant non-financial assets measured at fair value on a non-recurring basis in periods subsequent to initial recognition.

Financial Instruments not Recognized at Fair Value
The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. The fair value of the Company's debt is disclosed in "Note I – Financing".

Note F – Marketable Securities

The Company's basis for determining the cost of a security sold is the "Specific Identification Model". Unrealized gains (losses) on marketable securities are recorded in Accumulated other comprehensive loss. The Company's available-for-sale marketable securities consisted of the following:

	August 27, 2011			
(in thousands)	**Amortized Cost Basis**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Corporate securities	$ 26,261	$ 229	$ (45)	$ 26,445
Government bonds	29,464	343	–	29,807
Mortgage-backed securities	4,291	55	–	4,346
Asset-backed securities and other	12,377	156	–	12,533
	$ 72,393	$ 783	$ (45)	$ 73,131

	August 28, 2010			
(in thousands)	**Amortized Cost Basis**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Corporate securities	$ 28,707	$ 490	$ (1)	$ 29,196
Government bonds	24,560	283	–	24,843
Mortgage-backed securities	8,603	192	–	8,795
Asset-backed securities and other	9,831	47	(11)	9,867
	$ 71,701	$ 1,012	$ (12)	$ 72,701

The debt securities held at August 27, 2011, had effective maturities ranging from less than one year to approximately 3 years. The Company did not realize any material gains or losses on its marketable securities during fiscal 2011.

The Company holds ten securities that are in an unrealized loss position of approximately $45 thousand at August 27, 2011. The Company has the intent and ability to hold these investments until recovery of fair value or maturity, and does not deem the investments to be impaired on an other than temporary basis. In evaluating whether the securities are deemed to be impaired on an other than temporary basis, the Company considers factors such as the duration and severity of the loss position, the credit worthiness of the investee, the term to maturity and our intent and ability to hold the investments until maturity or until recovery of fair value.

Note G – Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes certain adjustments to pension liabilities, foreign currency translation adjustments, certain activity for interest rate swaps that qualify as cash flow hedges and unrealized gains (losses) on available-for-sale securities.

Changes in Accumulated other comprehensive loss consisted of the following:

(in thousands)	Pension Liability Adjustments, net of taxes	Foreign Currency Translation Adjustments	Unrealized Loss (Gain) on Marketable Securities, net of taxes	Net Derivative Activity, net of taxes	Accumulated Other Comprehensive Loss
Balance at August 29, 2009 ...	$ 51,215	$ 45,453	$ (754)	$ (3,879)	$ 92,035
Fiscal 2010 activity	8,144	(705)	104	6,890	14,433
Balance at August 28, 2010 ...	59,359	44,748	(650)	3,011	106,468
Fiscal 2011 activity	17,346	(8,347)	171	4,053	13,223
Balance at August 27, 2011 ...	$ 76,705	$ 36,401	$ (479)	$ 7,064	$ 119,691

During the first quarter of fiscal 2011, the Company was party to three forward starting swaps, of which two were entered into during the fourth quarter of fiscal 2010 and one was entered into during the first quarter of fiscal 2011. The net derivative activity in fiscal 2011 reflects net losses on the three forward starting swaps expiring in November 2010, resulting in a loss of $5.4 million, offset by net losses from prior derivatives being amortized into interest expense of $1.4 million. The net derivative activity in fiscal 2010 reflects net losses on the two forward starting swaps entered into during fiscal 2010 of $6.3 million, as well as net gains from prior derivatives being amortized into interest expense of $612 thousand.

10-K

Note H – Derivative Financial Instruments

Cash Flow Hedges

The Company periodically uses derivatives to hedge exposures to interest rates. The Company does not hold or issue financial instruments for trading purposes. For transactions that meet the hedge accounting criteria, the Company formally designates and documents the instrument as a hedge at inception and quarterly thereafter assesses the hedges to ensure they are effective in offsetting changes in the cash flows of the underlying exposures. Derivatives are recorded in the Company's Consolidated Balance Sheet at fair value, determined using available market information or other appropriate valuation methodologies. In accordance with ASC Topic 815, *Derivatives and Hedging*, the effective portion of a financial instrument's change in fair value is recorded in Accumulated other comprehensive loss for derivatives that qualify as cash flow hedges and any ineffective portion of an instrument's change in fair value is recognized in earnings.

During the first quarter of fiscal 2011, the Company was party to three forward starting swaps, of which two were entered into during the fourth quarter of fiscal 2010 and one was entered into during the first quarter of fiscal 2011. These agreements were designated as cash flow hedges and were used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates related to the $500 million Senior Note debt issuance during the first quarter of fiscal 2011. The swaps had notional amounts of $150 million, $150 million and $100 million with associated fixed rates of 3.15%, 3.13% and 2.57%, respectively. The swaps were benchmarked based on the 3-month London InterBank Offered Rate ("LIBOR"). These swaps expired in November 2010 and resulted in a loss of $11.7 million, which has been deferred in Accumulated other comprehensive loss and will be reclassified to interest expense over the life of the underlying debt. The hedges remained highly effective until they expired; therefore, no ineffectiveness was recognized in earnings.

During 2009, the Company was party to an interest rate swap agreement related to its $300 million term floating rate loan, which bore interest based on the three month LIBOR and matured in December 2009. Under this agreement, which was accounted for as a cash flow hedge, the interest rate on the term loan was effectively fixed for its entire term at 4.4% and effectiveness was measured each reporting period. During August 2009, the Company elected to prepay, without penalty, the entire $300 million term loan. The outstanding liability associated with the interest rate swap totaled $3.6 million, and was immediately expensed in earnings upon termination. The Company recognized $5.9 million as increases to interest expense during 2009 related to payments associated with the interest rate swap agreement prior to its termination.

Derivatives not designated as Hedging Instruments

The Company is dependent upon diesel fuel to operate its vehicles used in the Company's distribution network to deliver parts to its stores and unleaded fuel for delivery of parts from its stores to its commercial customers or other stores. Fuel is not a material component of the Company's operating costs; however, the Company attempts to reduce fuel cost volatility in its operating results. Because unleaded and diesel fuel include transportation costs and taxes, there are limited opportunities to hedge this exposure directly.

The Company had no fuel hedges during fiscal 2011 and 2010. During fiscal year 2009, the Company used a derivative financial instrument to economically hedge the commodity cost associated with its unleaded fuel. The notional amount of the contract was 2.5 million gallons and terminated August 31, 2009. The loss on the fuel contract for fiscal 2009 was $2.3 million.

Note I – Financing

The Company's long-term debt consisted of the following:

(in thousands)	**August 27, 2011**	**August 28, 2010**
4.750% Senior Notes due November 2010, effective interest rate of 4.17%	$ –	$ 199,300
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	300,000	300,000
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	200,000	200,000
6.500% Senior Notes due January 2014, effective interest rate of 6.63%	500,000	500,000
5.750% Senior Notes due January 2015, effective interest rate of 5.89%	500,000	500,000
5.500% Senior Notes due November 2015, effective interest rate of 4.86%	300,000	300,000
6.950% Senior Notes due June 2016, effective interest rate of 7.09%	200,000	200,000
7.125% Senior Notes due August 2018, effective interest rate of 7.28%	250,000	250,000
4.000% Senior Notes due November 2020, effective interest rate of 4.43%	500,000	–
Commercial paper, weighted average interest rate of 0.4% at August 27, 2011, and 0.4% at August 28, 2010	567,600	433,000
	$ 3,317,600	$ 2,882,300

As of August 27, 2011, the commercial paper borrowings mature in the next twelve months but are classified as long-term in the Company's Consolidated Balance Sheets, as the Company has the ability and intent to refinance them on a long-term basis. Specifically, excluding the effect of commercial paper borrowings, the Company had $996.6 million of availability under its new $1.0 billion revolving credit facility, expiring in September 2016 that would allow it to replace these short-term obligations with long-term financing.

In addition to the long-term debt discussed above, the Company had $34.1 million of short-term borrowings that are scheduled to mature in the next twelve months as of August 27, 2011. The short-term borrowings are unsecured, peso denominated borrowings and accrue interest at 4.85% as of August 27, 2011.

In September 2011, the Company amended and restated its $800 million revolving credit facility, which was scheduled to expire in July 2012. The capacity under the revolving credit facility was increased to $1.0 billion. This credit facility is available to primarily support commercial paper borrowings, letters of credit and other short-term, unsecured bank loans. The capacity of the credit facility may be increased to $1.250 billion prior to the maturity date at the Company's election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $175 million in capital leases each fiscal year. Under the revolving credit facility, the Company may borrow funds consisting of Eurodollar loans or base rate loans. Interest accrues on Eurodollar loans at a defined Eurodollar rate, defined as LIBOR plus the applicable percentage, as defined in the revolving credit facility, depending upon the Company's senior, unsecured, (non-credit enhanced) long-term debt rating. Interest accrues on base rate loans as defined in the credit facility. The Company also has the option to borrow funds under the terms of a swingline loan subfacility. The revolving credit facility expires in September 2016.

The revolving credit facility agreement requires that the Company's consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. The Company's consolidated interest coverage ratio as of August 27, 2011 was 4.44:1.

In June 2010, the Company entered into a letter of credit facility that allows the Company to request the participating bank to issue letters of credit on the Company's behalf up to an aggregate amount of $100 million. The letter of credit facility is in addition to the letters of credit that may be issued under the revolving credit facility. As of August 27, 2011, the Company has $92.9 million in letters of credit outstanding under the letter of credit facility, which expires in June 2013.

On November 15, 2010, the Company issued $500 million in 4.000% Senior Notes due 2020 under the Company's shelf registration statement filed with the Securities and Exchange Commission on July 29, 2008 (the "Shelf Registration"). The Shelf Registration allows the Company to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. The Company used the proceeds from the issuance of debt to repay the principal due relating to the $199.3 million in 4.750% Senior Notes that matured on November 15, 2010, to repay a portion of the commercial paper borrowings and for general corporate purposes.

The 5.750% Senior Notes issued in July 2009 and the 6.500% and 7.125% Senior Notes issued during August 2008, (collectively, the "Notes"), are subject to an interest rate adjustment if the debt ratings assigned to the Notes are downgraded. The Notes, along with the 4.000% Senior Notes issued in during November 2010, also contain a provision that repayment of the notes may be accelerated if the Company experiences a change in control (as defined in the agreements). The Company's borrowings under its other senior notes contain minimal covenants, primarily restrictions on liens. Under the revolving credit facility, covenants include limitations on total indebtedness, restrictions on liens, a maximum debt to earnings ratio, and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. These covenants are in addition to the consolidated interest coverage ratio discussed above. All of the repayment obligations under the borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs.

As of August 27, 2011, the Company was in compliance with all covenants related to its borrowing arrangements. All of the Company's debt is unsecured. Scheduled maturities of long-term debt are as follows:

(in thousands)	Scheduled Maturities
2012	$ 567,600
2013	500,000
2014	500,000
2015	500,000
2016	500,000
Thereafter	750,000
	$ 3,317,600

The fair value of the Company's debt was estimated at $3.633 billion as of August 27, 2011, and $3.182 billion as of August 28, 2010, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is greater than the carrying value of debt by $281.0 million and $273.5 million at August 27, 2011 and August 28, 2010, respectively.

Note J – Interest Expense

Net interest expense consisted of the following:

(in thousands)	Year Ended August 27, 2011	August 28, 2010	August 29, 2009
Interest expense	$ 173,674	$ 162,628	$ 147,504
Interest income	(2,058)	(2,626)	(3,887)
Capitalized interest	(1,059)	(1,093)	(1,301)
	$ 170,557	$ 158,909	$ 142,316

Note K – Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Board. The program was last amended on June 14, 2011 to increase the repurchase authorization to $10.4 billion from $9.9 billion. From January 1998 to August 27, 2011, the Company has repurchased a total of 127.3 million shares at an aggregate cost of $10.2 billion.

The Company's share repurchase activity consisted of the following:

(in thousands)	Year Ended August 27, 2011	August 28, 2010	August 29, 2009
Amount	$ 1,466,802	$ 1,123,655	$ 1,300,002
Shares	5,598	6,376	9,313

Subsequent to the end of fiscal 2011, the Board voted to increase the authorization by $750 million to raise the cumulative share repurchase authorization from $10.4 billion to $11.15 billion. From August 28, 2011 to October 24, 2011, the Company repurchased approximately 527 thousand shares for $169.7 million.

Note L – Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

The Company has recognized the unfunded status of the defined pension plans in its Consolidated Balance Sheets, which represents the difference between the fair value of pension plan assets and the projected benefit obligations of its defined benefit pension plans. The net unrecognized actuarial losses and unrecognized prior service costs are recorded in Accumulated other comprehensive loss. These amounts will be subsequently recognized as net periodic pension expense pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension expense in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension expense on the same basis as the amounts previously recognized in Accumulated other comprehensive loss.

The Company's investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity and fixed income portfolios to earn a long-term investment return that meets the Company's pension plan obligations. The pension plan assets are invested primarily in listed securities, and the pension plans hold only a minimal investment in AutoZone common stock that is entirely at the discretion of third-party pension fund investment managers. The Company's largest holding classes, U.S. equities and fixed income bonds, are invested with a fund manager that holds diversified portfolios. Accordingly, the Company does not have any significant concentrations of risk in particular securities, issuers, sectors, industries or geographic regions. Alternative investment strategies, including private real estate, are in the process of being liquidated and constitute less than 5% of the pension plan assets. The Company's investment managers are prohibited from using derivatives for speculative purposes and are not permitted to use derivatives to leverage a portfolio.

The following is a description of the valuation methodologies used for the Company's investments measured at fair value:

U.S., international, emerging, and high yield equities – These investments are commingled funds and are valued using the net asset values, which are determined by valuing investments at the closing price or last trade reported on the major market on which the individual securities are traded. These investments are subject to annual audits.

Alternative investments – This category represents a hedge fund of funds made up of 16 different hedge fund managers diversified over 9 different hedge strategies. The fair value of the hedge fund of funds is determined using valuations provided by the third party administrator for each of the underlying funds.

Real estate – The valuation of these investments requires significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These investments are valued based upon recommendations of our investment manager incorporating factors such as contributions and distributions, market transactions, and market comparables.

Fixed income securities – The fair values of corporate, U.S. government securities and other fixed income securities are estimated by using bid evaluation pricing models or quoted prices of securities with similar characteristics.

Cash and cash equivalents – These investments include cash equivalents valued using exchange rates provided by an industry pricing vendor and commingled funds valued using the net asset value. These investments also include cash.

The fair values of investments by level and asset category and the weighted-average asset allocations of the Company's pension plans at the measurement date are presented in the following table:

	August 27, 2011					
	Fair	Asset Allocation		Fair Value Hierarchy		
(in thousands)	Value	Actual	Target	Level 1	Level 2	Level 3
U.S. equities	$ 40,092	25.5%	30.0%	$ –	$ 40,092	$ –
International equities	28,378	18.1	20.0	–	28,378	–
Emerging equities	12,086	7.7	10.0	–	12,086	–
High yield equities	12,547	8.0	10.0	–	12,547	–
Alternative investments	2,807	1.8	–	–	–	2,807
Real estate	2,474	1.6	–	–	–	2,474
Fixed income securities	27,321	17.4	30.0	–	27,321	–
Cash and cash equivalents	31,178	19.9	–	–	31,178	–
	$156,883	100.0%	100.0%	$ –	$ 151,602	$ 5,281

10-K

(in thousands)	Fair Value	August 28, 2010 Asset Allocation Actual	Target	Fair Value Hierarchy Level 1	Level 2	Level 3
U.S. equities	$ 33,445	28.5%	35.0%	$ –	$ 33,445	$ –
International equities	24,049	20.5	25.0	–	24,049	–
Emerging equities	10,431	8.9	10.0	–	10,431	–
High yield equities	10,604	9.0	10.0	–	10,604	–
Alternative investments	4,348	3.7	–	–	–	4,348
Real estate	7,348	6.3	–	–	–	7,348
Fixed income securities	22,131	18.9	20.0	–	22,131	–
Cash and cash equivalents	4,887	4.2	–	–	4,887	–
	$117,243	100.0%	100.0%	$ –	$105,547	$11,696

In August 2011, the Company's Investment Committee approved a revised asset allocation target for the investments held by the pension plan. Based on the revised asset allocation target, the expected long-term rate of return on plan assets will change from 8.0% to 7.5% for the year ending August 25, 2012. The August 27, 2011 actual asset allocation in the chart above includes a $28.3 million cash contribution made prior to the balance sheet date. Subsequent to August 27, 2011, this cash contribution was allocated to the pension plan investments to achieve the revised asset allocation target.

The change in fair value of Level 3 assets that use significant unobservable inputs is presented in the following table:

(in thousands)	Level 3 Assets
Beginning balance – August 28, 2010	$ 11,696
Actual return on plan assets:	
Assets held at August 27, 2011	713
Assets sold during the year	1,361
Sales and settlements	(8,489)
Ending balance – August 27, 2011	$ 5,281

The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets:

(in thousands)	August 27, 2011	August 28, 2010
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	$ 211,536	$ 185,590
Interest cost	11,135	11,315
Actuarial losses	23,746	18,986
Benefits paid	(4,772)	(4,355)
Benefit obligations at end of year	$ 241,645	$ 211,536
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 117,243	$ 115,313
Actual return on plan assets	10,336	6,273
Employer contributions	34,076	12
Benefits paid	(4,772)	(4,355)
Fair value of plan assets at end of year	$ 156,883	$ 117,243

(in thousands)	August 27, 2011	August 28, 2010
Amount Recognized in the Statement of Financial Position:		
Current liabilities	$ (27)	$ (12)
Long-term liabilities	(84,736)	(94,281)
Net amount recognized	$ (84,763)	$ (94,293)
Amount Recognized in Accumulated Other Comprehensive Loss and not yet reflected in Net Periodic Benefit Cost:		
Net actuarial loss	$ (106,972)	$ (94,293)
Accumulated other comprehensive loss	$ (106,972)	$ (94,293)
Amount Recognized in Accumulated Other Comprehensive Loss and not yet reflected in Net Periodic Benefit Cost and expected to be amortized in next year's Net Periodic Benefit Cost:		
Net actuarial loss	$ (9,795)	$ (10,252)
Amount recognized	$ (9,795)	$ (10,252)

Net periodic benefit expense (income) consisted of the following:

	Year Ended		
(in thousands)	August 27, 2011	August 28, 2010	August 29, 2009
Interest cost	$ 11,135	$ 11,315	$ 10,647
Expected return on plan assets	(9,326)	(9,045)	(12,683)
Amortization of prior service cost	–	–	60
Recognized net actuarial losses	9,405	8,135	73
Net periodic benefit expense (income)	$ 11,214	$ 10,405	$ (1,903)

The actuarial assumptions used in determining the projected benefit obligation include the following:

	Year Ended		
	August 27, 2011	August 28, 2010	August 29, 2009
Weighted average discount rate	5.13%	5.25%	6.24%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%

As the plan benefits are frozen, increases in future compensation levels no longer impact the calculation and there is no service cost. The discount rate is determined as of the measurement date and is based on the calculated yield of a portfolio of high-grade corporate bonds with cash flows that generally match the Company's expected benefit payments in future years. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the capital markets, updated for current conditions.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company contributed $34.1 million to the plans in fiscal 2011, $12 thousand to the plans in fiscal 2010 and $18 thousand to the plans in fiscal 2009. The Company expects to contribute approximately $7 million to the plan in fiscal 2012; however, a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets.

Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following fiscal years. Actual benefit payments may vary significantly from the following estimates:

(in thousands)	Benefit Payments
2012	$ 6,575
2013	7,236
2014	7,989
2015	8,705
2016	9,332
2017 – 2021	56,199

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option up to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $13.3 million in fiscal 2011, $11.7 million in fiscal 2010 and $11.0 million in fiscal 2009.

Note M – Leases

The Company leases some of its retail stores, distribution centers, facilities, land and equipment, including vehicles. Other than vehicle leases, most of the leases are operating leases, which include renewal options made at the Company's election, options to purchase and provisions for percentage rent based on sales. Rental expense was $213.8 million in fiscal 2011, $195.6 million in fiscal 2010, and $181.3 million in fiscal 2009. Percentage rentals were insignificant.

The Company has a fleet of vehicles used for delivery to its commercial customers and stores and travel for members of field management. The majority of these vehicles are held under capital lease. At August 27, 2011, the Company had capital lease assets of $86.6 million, net of accumulated amortization of $30.2 million, and capital lease obligations of $86.7 million, of which $25.3 million is classified as Accrued expenses and other as it represents the current portion of these obligations. At August 28, 2010, the Company had capital lease assets of $85.8 million, net of accumulated amortization of $20.4 million, and capital lease obligations of $88.3 million, of which $21.9 million was classified as Accrued expenses and other.

The Company records rent for all operating leases on a straight-line basis over the lease term, including any reasonably assured renewal periods and the period of time prior to the lease term that the Company is in possession of the leased space for the purpose of installing leasehold improvements. Differences between recorded rent expense and cash payments are recorded as a liability in Accrued expenses and other and Other long-term liabilities in the accompanying Consolidated Balance Sheets, based on the terms of the lease. The deferred rent approximated $77.6 million on August 27, 2011, and $67.6 million on August 28, 2010.

Future minimum annual rental commitments under non-cancelable operating leases and capital leases were as follows at the end of fiscal 2011:

(in thousands)	Operating Leases	Capital Leases
2012	$ 209,778	$ 25,296
2013	200,715	25,444
2014	182,071	21,599
2015	164,283	14,187
2016	145,700	3,123
Thereafter	948,906	–
Total minimum payments required	$ 1,851,453	89,649
Less: Interest		(2,993)
Present value of minimum capital lease payments		$ 86,656

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 27, 2011 of $18.9 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

Note N – Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $23.9 million at August 27, 2011.

The Company had $96.6 million in outstanding standby letters of credit and $26.3 million in surety bonds as of August 27, 2011, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in the consolidated balance sheet. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

Note O – Litigation

We were a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc. et al.," filed in the U.S. District Court for the Southern District of New York in October 2004. The case was originally filed by more than 200 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers, against a number of defendants, including automotive aftermarket retailers and aftermarket automotive parts manufacturers. In the amended complaint, the plaintiffs alleged, *inter alia*, that some or all of the automotive aftermarket retailer defendants had knowingly received, in violation of the Robinson-Patman Act (the "Act"), from various of the manufacturer defendants benefits such as volume discounts, rebates, early buy allowances and other allowances, fees, inventory without payment, sham advertising and promotional payments, a share in the manufacturers' profits, benefits of pay-on-scan purchases, implementation of radio frequency identification technology, and excessive payments for services purportedly performed for the manufacturers. Additionally, a subset of plaintiffs alleged a claim of fraud against the automotive aftermarket retailer defendants based on discovery issues in a prior litigation involving similar claims under the Act. In the prior litigation, the discovery dispute, as well as the underlying claims, was decided in favor of AutoZone and the other automotive aftermarket retailer defendants who proceeded to trial, pursuant to a unanimous jury verdict which was affirmed by the Second Circuit Court of Appeals. In the current litigation, the plaintiffs sought an unspecified amount of damages (including statutory trebling), attorneys' fees, and a permanent injunction prohibiting the aftermarket retailer defendants from inducing and/or knowingly receiving discriminatory prices from any of the aftermarket manufacturer defendants and from opening up any further stores to compete with the plaintiffs as long as the defendants allegedly continue to violate the Act.

In an order dated September 7, 2010, and issued on September 16, 2010, the court granted motions to dismiss all claims against AutoZone and its co-defendant competitors and suppliers. Based on the record in the prior litigation, the court dismissed with prejudice all overlapping claims – that is, those covering the same time periods covered by the prior litigation and brought by the judgment plaintiffs in the prior litigation. The court also dismissed with prejudice the plaintiffs' attempt to revisit discovery disputes from the prior litigation. Further, with respect to the other claims under the Act, the court found that the factual statements contained in the complaint fall short of what would be necessary to support a plausible inference of unlawful price discrimination. Finally, the court held that the AutoZone pay-on-scan program is a difference in non-price terms that are not governed by the Act. The court ordered the case closed, but also stated that "in an abundance of caution the Court [was] defer[ring] decision on whether to grant leave to amend to allow plaintiff an opportunity to propose curative amendments." The plaintiffs filed a motion for leave to amend their complaint and attached a proposed Third Amended and Supplemental Complaint (the "Third Amended Complaint") on behalf of four plaintiffs. The Third Amended Complaint repeated and expanded certain allegations from previous complaints, asserting two claims under the Act, but stated that all other plaintiffs have withdrawn their claims, and that, *inter alia*, Chief Auto Parts, Inc. had been dismissed as a defendant. AutoZone and the co-defendants filed an opposition to the motion seeking leave to amend.

In an order dated September 28, 2011, the court denied the four remaining plaintiffs' motion for leave to file a Third Amended Complaint because the proposed Third Amended Complaint failed to address deficiencies previously identified by the court.

The Company believes this suit to be without merit and is vigorously defending against it. The Company is unable to estimate a loss or possible range of loss.

In 2004, the Company acquired a store site in Mount Ephraim, New Jersey that had previously been the site of a gasoline service station and contained evidence of groundwater contamination. Upon acquisition, the Company voluntarily reported the groundwater contamination issue to the New Jersey Department of Environmental Protection and entered into a Voluntary Remediation Agreement providing for the remediation of the contamination associated with the property. The Company has conducted and paid for (at an immaterial cost to the Company) remediation of visible contamination on the property and is investigating and will be addressing potential vapor intrusion impacts in downgradient residences and businesses. Pursuant to the Voluntary Remediation Agreement, upon completion of all remediation required by the agreement, the Company is eligible to be reimbursed up to 75 percent of its remediation costs by the State of New Jersey. Although the aggregate amount of additional costs that the Company may incur pursuant to the Voluntary Remediation Agreement cannot currently be ascertained, the Company does not currently believe that fulfillment of its obligations under the agreement will result in costs that are material to its financial condition, results of operations or cash flow.

The Company is involved in various other legal proceedings incidental to the conduct of its business, including several lawsuits containing class-action allegations in which the plaintiffs are current and former hourly and salaried employees who allege various wage and hour violations and unlawful termination practices. The Company does not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note P – Segment Reporting

The Company's two operating segments (Domestic Auto Parts and Mexico) have been aggregated as one reportable segment: Auto Parts Stores. The criteria the Company used to identify the reportable segment are primarily the nature of the products the Company sells and the operating results that are regularly reviewed by the Company's chief operating decision maker to make decisions about the resources to be allocated to the business units and to assess performance. The accounting policies of the Company's reportable segment are the same as those described in Note A.

The Auto Parts Stores segment is a retailer and distributor of automotive parts and accessories through the Company's 4,813 stores in the United States, Puerto Rico, and Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products.

The "Other" category reflects business activities that are not separately reportable, including ALLDATA which produces, sells and maintains diagnostic and repair information software used in the automotive repair industry, and e-Commerce, which includes direct sales to customers through www.autozone.com.

The Company evaluates its reportable segment primarily on the basis of net sales and segment profit, which is defined as gross profit. During fiscal 2009, the Company reassessed and revised its reportable segment to exclude ALLDATA and e-Commerce from the newly designated Auto Parts Stores reporting segment. Previously, these immaterial business activities had been combined with Auto Parts Stores.

The following table shows segment results for the following fiscal years:

(in thousands)	Year Ended August 27, 2011	August 28, 2010	August 29, 2009
Net Sales:			
Auto Parts Stores	$ 7,906,692	$ 7,213,753	$ 6,671,939
Other	166,281	148,865	144,885
Total	$ 8,072,973	$ 7,362,618	$ 6,816,824
Segment Profit:			
Auto Parts Stores	$ 3,989,852	$ 3,591,464	$ 3,296,777
Other	129,611	120,280	119,672
Gross profit	4,119,463	3,711,744	3,416,449
Operating, selling, general and administrative expenses	(2,624,660)	(2,392,330)	(2,240,387)
Interest expense, net	(170,557)	(158,909)	(142,316)
Income before income taxes	$ 1,324,246	$ 1,160,505	$ 1,033,746
Segment Assets:			
Auto Parts Stores	$ 5,827,285	$ 5,531,955	$ 5,279,454
Other	42,317	39,639	38,951
Total	$ 5,869,602	$ 5,571,594	$ 5,318,405
Capital Expenditures:			
Auto Parts Stores	$ 316,074	$ 307,725	$ 260,448
Other	5,530	7,675	11,799
Total	$ 321,604	$ 315,400	$ 272,247
Sales by Product Grouping:			
Failure	$ 3,530,497	$ 3,145,528	$ 2,816,126
Maintenance items	3,051,672	2,792,610	2,655,113
Discretionary	1,324,523	1,275,615	1,200,700
Auto Parts Stores net sales	$ 7,906,692	$ 7,213,753	$ 6,671,939

10-K

Note Q – Quarterly Summary [1]
(Unaudited)

(in thousands, except per share data)	Twelve Weeks Ended November 20, 2010	Twelve Weeks Ended February 12, 2011	Twelve Weeks Ended May 7, 2011	Sixteen Weeks Ended August 27, 2011[2]
Net sales	$ 1,791,662	$ 1,660,946	$ 1,978,369	$ 2,641,996
Gross profit	907,748	845,611	1,013,530	1,352,574
Operating profit	306,121	271,748	392,925	524,010
Income before income taxes	268,868	232,172	353,009	470,197
Net income	172,076	148,056	227,373	301,469
Basic earnings per share	3.85	3.41	5.42	7.35
Diluted earnings per share	3.77	3.34	5.29	7.18

(in thousands, except per share data)	Twelve Weeks Ended November 21, 2009	Twelve Weeks Ended February 13, 2010	Twelve Weeks Ended May 8, 2010	Sixteen Weeks Ended August 28, 2010[2]
Net sales	$ 1,589,244	$ 1,506,225	$ 1,821,990	$ 2,445,159
Gross profit	799,924	753,736	923,121	1,234,963
Operating profit	260,428	230,381	355,865	472,740
Income before income taxes	224,088	194,072	319,032	423,313
Net income	143,300	123,333	202,745	268,933
Basic earnings per share	2.86	2.49	4.19	5.77
Diluted earnings per share	2.82	2.46	4.12	5.66

(1) The sum of quarterly amounts may not equal the annual amounts reported due to rounding. In addition, the earnings per share amounts are computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(2) The fourth quarter for fiscal 2011 and fiscal 2010 are based on a 16-week period. All other quarters presented are based on a 12-week period.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of August 27, 2011, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective. During our fiscal fourth quarter ended August 27, 2011, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I of this document in the section entitled "Executive Officers of the Registrant," is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.'s Proxy Statement dated October 24, 2011, in the sections entitled "Proposal 1 – Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions. The Company has filed a copy of this Code of Ethical Conduct as Exhibit 14.1 to this Form 10-K. The Company has also made the Code of Ethical Conduct available on its investor relations website at http://www.autozoneinc.com.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.'s Proxy Statement dated October 24, 2011, in the section entitled "Executive Compensation," is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.'s Proxy Statement dated October 24, 2011, in the sections entitled "Security Ownership of Management and Board of Directors" and "Security Ownership of Certain Beneficial Owners," is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Not applicable.

Item 14. Principal Accounting Fees and Services

The information contained in AutoZone, Inc.'s Proxy Statement dated October 24, 2011, in the section entitled "Proposal 2 – Ratification of Independent Registered Public Accounting Firm," is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following information required under this item is filed as part of this report.

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report on Form 10-K in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 27, 2011, August 28, 2010, and August 29, 2009
Consolidated Balance Sheets as of August 27, 2011, and August 28, 2010
Consolidated Statements of Cash Flows for the fiscal years ended August 27, 2011, August 28, 2010, and August 29, 2009
Consolidated Statements of Stockholders' (Deficit) Equity for the fiscal years ended August 27, 2011, August 28, 2010, and August 29, 2009
Notes to Consolidated Financial Statements

(b) Exhibits

The Exhibit Index following this document's signature pages is incorporated herein by reference in response to this item.

(c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By: /s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Dated: October 24, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ WILLIAM C. RHODES, III William C. Rhodes, III	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 24, 2011
/s/ WILLIAM T. GILES William T. Giles	Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development (Principal Financial Officer)	October 24, 2011
/s/ CHARLIE PLEAS, III Charlie Pleas, III	Senior Vice President and Controller (Principal Accounting Officer)	October 24, 2011
/s/ WILLIAM C. CROWLEY William C. Crowley	Director	October 24, 2011
/s/ SUE E. GOVE Sue E. Gove	Director	October 24, 2011
/s/ EARL G. GRAVES, JR. Earl G. Graves, Jr.	Director	October 24, 2011
/s/ ROBERT R. GRUSKY Robert R. Grusky	Director	October 24, 2011
/s/ J.R. HYDE, III J.R. Hyde, III	Director	October 24, 2011
/s/ W. ANDREW MCKENNA W. Andrew McKenna	Director	October 24, 2011
/s/ GEORGE R. MRKONIC, JR. George R. Mrkonic, Jr.	Director	October 24, 2011
/s/ LUIS P. NIETO Luis P. Nieto	Director	October 24, 2011
/s/ THEODORE W. ULLYOT Theodore W. Ullyot	Director	October 24, 2011

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K:

3.1 Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended February 13, 1999.

3.2 Fifth Amended and Restated By-laws of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated September 28, 2011.

4.1 Senior Indenture, dated as of July 22, 1998, between AutoZone, Inc. and the First National Bank of Chicago. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 17, 1998.

4.2 Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 (No. 333-107828) filed August 11, 2003.

4.3 Terms Agreement dated October 16, 2002, by and among AutoZone, Inc., J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K dated October 18, 2002.

4.4 Form of 5.875% Note due 2012. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated October 18, 2002.

4.5 Terms Agreement dated May 29, 2003, by and among AutoZone, Inc., Citigroup Global Markets Inc. and SunTrust Capital Markets, Inc., as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K dated May 29, 2003.

4.6 Form of 4.375% Note due 2013. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated May 29, 2003.

4.7 Form of 5.5% Note due 2015. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated November 3, 2003.

4.8 Terms Agreement dated June 8, 2006, by and among AutoZone, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K dated June 13, 2006.

4.9 Form of 6.95% Senior Note due 2016. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 13, 2006.

4.10 Officers' Certificate dated August 4, 2008, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 6.5% Senior Notes due 2014. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 4, 2008.

4.11 Form of 6.5% Senior Note due 2014. Incorporated by reference from the Current Report on Form 8-K dated August 4, 2008

4.12 Officers' Certificate dated August 4, 2008, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 7.125% Senior Notes due 2018. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated August 4, 2008.

4.13 Form of 7.125% Senior Note due 2018. Incorporated by reference from the Form 8-K dated August 4, 2008

4.14 Officers' Certificate dated July 2, 2009, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 5.75% Notes due 2015. Incorporated by reference to 4.1 to the Current Report on Form 8-K dated July 2, 2009.

4.15 Form of 5.75% Senior Note due 2015. Incorporated by reference from the Form 8-K dated July 2, 2009

4.16 Officers' Certificate dated November 15, 2010, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.000% Notes due 2020. Incorporated by reference to 4.1 to the Current Report on Form 8-K dated November 15, 2010.

4.17 Form of 4.000% Senior Note due 2020. Incorporated by reference from the Form 8-K dated November 15, 2010.

*10.1 Fourth Amended and Restated Director Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 4, 2002.

*10.2 Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2000.

*10.3 Third Amended and Restated 1996 Stock Option Plan. Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

*10.4 Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended November 23, 2002.

*10.5 Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended November 23, 2002.

*10.6 AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Appendix C to the definitive proxy statement dated November 1, 2002, for the Annual Meeting of Stockholders held December 12, 2002.

*10.7 AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the Annual Meeting of Stockholders held December 12, 2002.

*10.8 Amended and Restated AutoZone, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended February 15, 2003.

*10.9 AutoZone, Inc. 2005 Executive Incentive Compensation Plan. Incorporated by reference to Exhibit A to the Company's Proxy Statement dated October 27, 2004, for the Annual Meeting of Stockholders held December 16, 2004.

10.10 Credit Agreement dated as of July 9, 2009, among AutoZone, Inc., as Borrower, The Several Lenders From Time To Time Party Hereto, and Bank of America, N.A., as Administrative Agent and Swingline Lender, and JPMorgan Chase Bank, N.A., as Syndication Agent, and Banc of America Securities, LLC and J.P. Morgan Securities, as Joint Lead Arrangers, and Banc of America Securities, LLC, J.P. Morgan Securities, Inc., Suntrust Robinson Humphrey, Inc., and Wachovia Capital Markets, LLC, as Joint Book Runners, and Suntrust Bank, Wells Fargo Bank, N.A., Regions Bank, and US Bank National Association, as Documentation Agents. Incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K/A for the fiscal year ended August 29, 2009.

*10.11 AutoZone, Inc. 2006 Stock Option Plan. Incorporated by reference to Appendix A to the definitive proxy statement dated October 25, 2006, for the Annual Meeting of Stockholders held December 13, 2006.

*10.12 Form of Stock Option Agreement. Incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the fiscal year ended August 25, 2007.

*10.13 AutoZone, Inc. Fourth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Appendix B to the definitive proxy statement dated October 25, 2006, for the Annual Meeting of Stockholders held December 13, 2006.

*10.14 AutoZone, Inc. Director Compensation Program. Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated January 4, 2008.

10-K

*10.15 Amended and Restated AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K dated January 4, 2008.

*10.16 Amended and Restated AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K dated January 4, 2008.

*10.17 AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated February 15, 2008.

*10.18 Form of non-compete and non-solicitation agreement signed by each of the following executive officers: Jon A. Bascom, Timothy W. Briggs, Mark A. Finestone, William T. Giles, William W. Graves, Lisa R. Kranc, Thomas B. Newbern, Charlie Pleas, III, and Larry M. Roesel; and by AutoZone, Inc., with an effective date of February 14, 2008, for each. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K dated February 15, 2008.

*10.19 Form of non-compete and non-solicitation agreement approved by AutoZone's Compensation Committee for execution by non-executive officers. Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K dated February 15, 2008.

*10.20 Agreement dated February 14, 2008, between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K dated February 15, 2008.

*10.21 Form of non-compete and non-solicitation agreement signed by each of the following officers: Rebecca W. Ballou, Dan Barzel, Craig Blackwell, Brian L. Campbell, Philip B. Daniele, III, Robert A. Durkin, Bill Edwards, Joseph Espinosa, Preston B. Frazer, Stephany L. Goodnight, David Goudge, James C. Griffith, William R. Hackney, Rodney Halsell, Jeffery Lagges, Grantland E. McGee, Jr., Mitchell Major, Ann A. Morgan, J. Scott Murphy, Jeffrey H. Nix, Raymond A. Pohlman, Elizabeth Rabun, Juan A. Santiago, Joe L. Sellers, Jr., Brett Shanaman, Jamey Traywick and Solomon Woldeslassie. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 3, 2008.

10.22 Agreement, dated as of June 25, 2008 between AutoZone, Inc. and ESL Investments, Inc. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated June 26, 2008.

*10.23 Second Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and Harry L. Goldsmith dated December 29, 2008. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 30, 2008.

*10.24 Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and Robert D. Olsen dated December 29, 2008. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated December 30, 2008.

*10.25 First Amendment to Amended and Restated Employment Agreement between AutoZone, Inc. and Robert D. Olsen dated September 29, 2009. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated September 30, 2009.

*10.26 AutoZone, Inc. 2010 Executive Incentive Compensation Plan, incorporated by reference to Exhibit A to the definitive proxy statement dated October 26, 2009, for the Annual Meeting of Stockholders held December 16, 2009.

*10.27 AutoZone, Inc. 2011 Equity Incentive Award Plan, incorporated by reference to Exhibit A to the definitive proxy statement dated October 25, 2010, for the Annual Meeting of Stockholders held December 15, 2010.

*10.28 Form of Stock Option Agreement under the 2006 Stock Option Plan, effective September 2010. Incorporated by reference to Exhibit 10.2 to the Quarterly Report of Form 10-Q dated December 16, 2010.

*10.29 Form of Stock Option Agreement under the 2006 Stock Option Plan for certain executive officers, effective September 2010. Incorporated by reference to Exhibit 10.3 to the Quarterly Report of Form 10-Q dated December 16, 2010.

*10.30 Form of Letter Agreement dated as of December 14, 2010, amending certain Stock Option Agreements of executive officers. Incorporated by reference to Exhibit 10.4 to the Quarterly Report of Form 10-Q dated December 16, 2010.

*10.31 AutoZone, Inc. 2011 Director Compensation Program. Incorporated by reference to Exhibit 10.5 to the Quarterly Report of Form 10-Q dated December 16, 2010.

*10.32 Performance-Based Restricted Stock Units Award Agreement dated December 15, 2010, between AutoZone, Inc. and William C. Rhodes, III, incorporated by reference to Exhibit 10.2 to the Form 8-K dated December 15, 2010.

*10.33 Restricted Stock Award Grant Notice and Restricted Stock Award Agreement between AutoZone, Inc. and Robert D. Olsen dated January 25, 2011. Incorporated by reference to Exhibit 10.1 to the Quarterly Report of Form 10-Q dated March 17, 2011.

*10.34 Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Quarterly Report of Form 10-Q dated March 17, 2011.

*10.35 Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for certain executive officers. Incorporated by reference to Exhibit 10.3 to the Quarterly Report of Form 10-Q dated March 17, 2011.

*10.36 First Amended and Restated AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 10.4 to the Quarterly Report of Form 10-Q dated March 17, 2011.

*10.37 Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for officers effective September 27, 2011.

*10.38 Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for certain executive officers effective September 27, 2011.

10.39 Amended and Restated Credit Agreement dated as of September, 13, 2011 among AutoZone, Inc. as Borrower, the several Lenders from time to time party thereto, and Bank of America, N.A. as Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A. as Syndication Agent, arranged by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC as Joint Lead Arrangers and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc., U.S. Bank National Association, Wells Fargo Securities, LLC and Barclays Capital as Joint Book Runners.

*10.40 Sixth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan.

12.1 Computation of Ratio of Earnings to Fixed Charges.

14.1 Code of Ethical Conduct. Incorporated by reference to Exhibit 14.1 of the Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

21.1 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**101.INS XBRL Instance Document

**101.SCH XBRL Taxonomy Extension Schema Document

**101.CAL XBRL Taxonomy Extension Calculation Document

**101.LAB XBRL Taxonomy Extension Labels Document

**101.PRE XBRL Taxonomy Extension Presentation Document

**101.DEF XBRL Taxonomy Extension Definition Document

* Management contract or compensatory plan or arrangement.

** In accordance with Regulation S-T, the Interactive Data Files in Exhibit 101 to the Annual Report on Form 10-K shall be deemed "furnished" and not "filed."

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(in thousands, except ratios)	Fiscal Year Ended August 2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)	2008 (53 weeks)	2007 (52 weeks)
Earnings:					
Income before income taxes	$ 1,324,246	$ 1,160,505	$ 1,033,746	$ 1,007,389	$ 936,150
Fixed charges	240,329	223,608	204,017	173,311	170,852
Less: Capitalized interest	(1,059)	(1,093)	(1,301)	(1,313)	(1,376)
Adjusted earnings	$ 1,563,516	$ 1,383,020	$ 1,236,462	$ 1,179,387	$ 1,105,626
Fixed charges:					
Gross interest expense	$ 164,712	$ 156,135	$ 143,860	$ 120,006	$ 121,592
Amortization of debt expense	8,962	6,495	3,644	1,837	1,719
Interest portion of rent expense	66,655	60,978	56,513	51,468	47,541
Fixed charges	$ 240,329	$ 223,608	$ 204,017	$ 173,311	$ 170,852
Ratio of earnings to fixed charges	6.5	6.2	6.1	6.8	6.5

10-K

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de México, S. de R.L. de C.V.	Mexico
AutoZone Development Corporation	Nevada
AutoZone Northeast, Inc. fka ADAP, Inc	New Jersey
AutoZone Stores, Inc.	Nevada
AutoZone Texas, L.P.	Delaware
AutoZone West, Inc. fka Chief Auto Parts Inc.	Delaware
AutoZone.com, Inc.	Virginia
AutoZone Parts, Inc.	Nevada
AutoZone Puerto Rico, Inc.	Puerto Rico

In addition, 21subsidiaries operating in the United States and 13 subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of AutoZone, Inc. of our reports dated October 24, 2011, with respect to AutoZone, Inc.'s consolidated financial statements and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) for the year ended August 27, 2011:

Registration Statement (Form S-8 No. 333-19561) pertaining to the AutoZone, Inc. 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-48981) pertaining to the AutoZone, Inc. 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-48979) pertaining to the AutoZone, Inc. 1998 Director Compensation Plan

Registration Statement (Form S-8 No. 333-88245) pertaining to the AutoZone, Inc. Second Amended and Restated 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-88243) pertaining to the AutoZone, Inc. Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75142) pertaining to the AutoZone, Inc. Third Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3 No. 333-83436) pertaining to a shelf registration to sell 15,000,000 shares of common stock owned by certain selling stockholders

Registration Statement (Form S-3 No. 333-100205) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Plan

Registration Statement (Form S-8 No. 333-103666) pertaining to the AutoZone, Inc. 2003 Director Stock Option Plan

Registration Statement (Form S-3 No. 333-107828) pertaining to a registration to sell $500 million of debt securities

Registration Statement (Form S-3 No. 333-118308) pertaining to the registration to sell $200 million of debt securities

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-3 No. 333-152592) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-8 No. 333-171186) pertaining to the AutoZone, Inc. 2011 Equity Incentive Award Plan

/s/ Ernst & Young LLP

Memphis, Tennessee
October 24, 2011

Exhibit 31.1

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, William C. Rhodes, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 24, 2011

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William T. Giles, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 24, 2011

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive
Vice President – Finance, Information
Technology and Store Development
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 27, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William C. Rhodes, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 24, 2011

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

10-K

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 27, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William T. Giles, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 24, 2011

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development
(Principal Financial Officer)


AutoZone

corporate information

Corporate Information

AutoZone's CEO Team

Our leadership team is comprised of 44 individuals who work tirelessly to support and continue to enhance the AutoZone that exists today. We lead as a team and we win as a team. Through their support and guidance, but most importantly through the commitment and passion of our 65,000+ AutoZoners across North America, the Company is well positioned for future growth and prosperity.

Officers
Customer Satisfaction
William C. Rhodes, III†
Chairman, President and Chief Executive Officer

Executive Vice Presidents
Customer Satisfaction
William T. Giles†
Chief Financial Officer, Information Technology and Store Development

Harry L. Goldsmith†
General Counsel and Secretary

Senior Vice Presidents
Customer Satisfaction
Jon A. Bascom†
Information Technology and Chief Information Officer

Timothy W. Briggs†
Human Resources

Mark A. Finestone†
Merchandising

William W. Graves†
Supply Chain

Lisa R. Kranc†
Marketing

Thomas B. Newbern†
Store Operations

Charlie Pleas, III†
Controller

Larry M. Roesel†
Commercial

Corporate Development Officer
Customer Satisfaction
Robert D. Olsen†
ALLDATA and Mexico

Vice Presidents
Customer Satisfaction
Rebecca W. Ballou
Assistant General Counsel and Assistant Secretary

L. Dan Barzel
Merchandising

B. Craig Blackwell
Store Operations

Brian L. Campbell
Treasurer, Investor Relations, Tax

Philip B. Daniele
Merchandising

Robert A. Durkin
Store Operations

William R. Edwards
Merchandising

Joseph Espinosa
Store Operations

Preston B. Frazer
Internal Audit

Stephany L. Goodnight
Supply Chain

David A. Gouge
Commercial

Eric S. Gould
Commercial

James C. Griffith
Store Operations

William R. Hackney
Merchandising

Rodney C. Halsell
Supply Chain

Domingo J. Hurtado
President, AutoZone de Mexico

Kenneth S. Klein
Merchandising

Jeffery W. Lagges
President, ALLDATA

Mitchell C. Major
Store Operations

Grant E. McGee
Store Operations

Ann A. Morgan
Human Resources

J. Scott Murphy
Strategic Planning and Business Development

Jeffrey H. Nix
Information Technology

Raymond A. Pohlman
Goverment and Community Relations

Elizabeth S. Rabun
Loss Prevention

Anthony Dean Rose, Jr.
Merchandising

Juan R. Santiago
Information Technology

Joe L. Sellers, Jr.
Store Operations

Brett L. Shanaman
Marketing

Richard C. Smith
Store Operations

Jamey Traywick
E-Commerce

Solomon A. Woldeslassie
Supply Chain

†Required to file under Section 16 of the Securities and Exchange Act of 1934.

Board of Directors

William C. Crowley(3)
President and COO
ESL Investments, Inc.

Sue E. Gove(1,3*)
Executive Vice President, COO and CFO
Golfsmith International Holdings, Inc.

Earl G. Graves, Jr.(2*, †)
President and CEO
Earl G. Graves Publishing Co., Inc.

Robert R. Grusky(2)
Managing Member
Hope Capital Management, LLC

J.R. Hyde, III
AutoZone Founder
Chairman
GTx, Inc.

W. Andrew McKenna(1*)
Private Investor

George R. Mrkonic, Jr.(1,2)
Non-Executive Chairman
Paperchase Products Limited

Luis P. Nieto(1,3)
President
Nieto Advisory LLC

William C. Rhodes, III
Chairman, President and CEO
AutoZone, Inc.

Theodore W. Ullyot(2)
Vice President and General Counsel
Facebook, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
* Committee Chair
† Lead Director

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, Rhode Island 02940-3069
(877) 282-1168
(781) 575-2723
www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:30 a.m., CST, on December 14, 2011, at the J.R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee

Once again, AutoZoners have worked together as 1TEAM to deliver a third consecutive year of amazing results. It is the efforts of ordinary people doing extraordinary things and our commitment to our Pledge, Values and WOW! Customer Service that allow us to succeed. We are moving forward knowing that we are 1TEAM *Driving our Future.*

AutoZone Web Sites

Investor Relations:
www.autozoneinc.com

Company Web site:
www.autozone.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young, LLP
Memphis, Tennessee

Code of Ethical Conduct

AutoZone's Code of Ethical Conduct is available on its Investor Relations web site at www.autozoneinc.com

Form of 10-K/Quarterly Reports

Stockholders may obtain free of charge a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting Investor Relations, P.O. Box 2198, Memphis, Tennessee 38101; phoning (901) 495-7185 or e-mailing investor.relations@autozone.com.

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at www.sec.gov.

Stockholders of Record

As of August 27, 2011, there were 3,045 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.


AutoZone


AutoZone

123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500
www.autozone.com




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